  As filed with the Securities and Exchange Commission on July 10, 2000.

                                                 Registration No. 333-37778
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ---------------
                         California Pizza Kitchen, Inc.
             (Exact name of registrant as specified in its charter)

              California              5812                               95-4040623
     (State or other jurisdiction     (Primary Standard Industrial     (IRS Employer
   of incorporation or organization)  Classification Code number)  Identification Number)

                    6053 West Century Boulevard, 11th Floor
                       Los Angeles, California 90045-6442
                                 (310) 342-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Frederick R. Hipp, Chief Executive Officer and President
                         California Pizza Kitchen, Inc.
                    6053 West Century Boulevard, 11th Floor
                       Los Angeles, California 90045-6442
                                 (310) 342-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

              Anna M. Graves, Esq.                          Edward S. Rosenthal, Esq.
     Paul, Hastings, Janofsky & Walker LLP           Fried, Frank, Harris, Shriver & Jacobson
            555 South Flower Street                           350 South Grand Avenue
       Los Angeles, California 90071-2371               Los Angeles, California 90071-3406
                 (213) 683-6000                                   (213) 473-2000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                              Proposed Maximum
           Title of Each Class of            Aggregate Offering    Amount of
        Securities to be Registered               Price(1)      Registration Fee
--------------------------------------------------------------------------------
Common Stock, par value $0.01 per share:
 Previously filed..........................     $70,000,000         $18,480
 To be registered pursuant to this Amendment
  (2)......................................      15,330,000           4,047
Total......................................     $85,330,000         $22,527
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

(2) Includes 795,000 shares that the Underwriters have the option to purchase from the selling shareholders to cover over-allotments, if any.

                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and we are not soliciting an offer to buy + +these securities, in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Prospectus (Not Complete)

Issued July 10, 2000

                             5,300,000 Shares

                    [LOGO OF CALIFORNIA PIZZA KITCHEN, INC.]

                         California Pizza Kitchen, Inc.

                                  Common Stock

                                  -----------

  California Pizza Kitchen, Inc. is offering shares of common stock in a firmly underwritten offering. This is California Pizza Kitchen's initial public offering, and no public market currently exists for our shares. California Pizza Kitchen anticipates that the initial public offering price for our shares will be between $13.00 and $15.00 per share.

                                  -----------

  Our common stock has been proposed for quotation on the Nasdaq National Market under the symbol "CPKI."

                                  -----------

  Investing in our common stock involves a high degree of risk. Please see "Risk Factors" beginning on page 6.

                                  -----------

                                                      Per Share      Total
                                                     ------------ ------------
Offering Price...................................... $            $
Discounts and Commissions to Underwriters........... $            $
Offering Proceeds to California Pizza Kitchen,
 Inc................................................ $            $

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Some of our shareholders have granted the underwriters the right to purchase up to an additional 795,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America Securities LLC expects to deliver the
shares of common stock to investors on            , 2000.

                                  -----------

                      Joint Lead and Book-Running Managers

Banc of America Securities LLC                         Deutsche Banc Alex. Brown

                                  -----------

                               Robertson Stephens

                                  -----------

                                        , 2000

[LOGO OF CALIFORNIA PIZZA KITCHEN GOES HERE]

"Our Locations
       are carefully researched and strategically placed."

[MAP OF LOCATIONS]

"With over 100 locations worldwide and growing."

ARIZONA:
Phoenix - Biltmore Fashion Park
Scottsdale
Phoenix Airport - ASAP

CALIFORNIA:
Beverly Center
Beverly Hills
Brentwood Gardens
Burbank - Media City Center
Carmel Mountain
Cerritos - Los Cerritos Center
Encino
San Diego - Fashion Valley Mall
Glendale
Irvine
Laguna Hills Mall
La Jolla Village
LAX United Terminal - ASAP
LAX Delta Terminal - ASAP
LAX Southwest Terminal - ASAP
Manhattan Beach
Marina del Rey
Mission Viejo
Newport Beach - Fashion Island
Palm Desert - El Paseo Collection
Palm Springs - Desert Fashion Plaza
Palo Alto
Pasadena
Sacramento
Sacramento Airport - ASAP
San Diego Airport - ASAP
San Francisco
San Jose Intl. Airport - ASAP
San Mateo - Hillsdale Shopping Center
Santa Ana - Main Place Mall
Santa Anita - Fashion Park
Santa Barbara - Paseo Nuevo Mall
Seventh Market Place
Solana Beach
Redondo Beach - South Bay Galleria
Studio City
Tarzana
Thousand Oaks - ASAP
Topanga Plaza
Walnut Creek
Wells Fargo Center
Westwood Village

COLORADO:
Cherry Creek Shopping Center

FLORIDA:
Ft. Lauderdale
Miami Airport - ASAP
Naples
Palm Beach Gardens
SW Florida Intl. Airport - ASAP
West Palm Beach Airport - ASAP

GUAM:
Tumon

GEORGIA:
Lenox Square
Perimeter
North Point

HAWAII:
Ala Moana Shopping Center
Kahala Mall
Pearlridge Center

ILLINOIS:
Oakbrook Center
Chicago - Water Tower Place
Chicago - Ohio Street
Schaumburg
Old Orchard Center

INDIANA:
Indianapolis Airport - ASAP

MALAYSIA:
Kuala Lumpur

MARYLAND:
Annapolis Mall
Baltimore - Harbor Place
Bethesda - Montgomery Mall

MASSACHUSETTS:
Boston - Prudential Center
Boston - City Place
Natick Mall

MICHIGAN:
Detroit - Somerset Collection

MINNESOTA:
Minneapolis/St. Paul Intl. Airport - ASAP

MISSOURI:
Saint Louis Galleria
St. Louis Airport East Terminal - ASAP
St. Louis Airport Concourse A - ASAP

NEVADA:
Las Vegas - Mirage Hotel
Las Vegas - Golden Nugget Hotel

NEW JERSEY:
Paramus - Garden State Plaza

NEW YORK:
Manhattan
Scarsdale
Walt Whitman Mall
Westbury
42nd Street - ASAP

NORTH CAROLINA:
Charlotte Airport - ASAP
Charlotte - Concord Mills - ASAP

PENNSYLVANIA:
King of Prussia

PHILIPPINES:
Muntinlupa City
Makati City

SINGAPORE:
Singapore - Forum
Singapore - Millenia Walk

TEXAS:
Dallas - Beltline
Dallas - Preston & Northwest Hwy.
Grapevine
Houston - Post Oak Plaza
San Antonio

VIRGINIA:
Arlington - Pentagon Centre
McLean-Tysons Corner Center
Dulles Airport - ASAP
Reagan Natl. Airport Terminal B - ASAP
Reagan Natl. Airport Terminal C - ASAP

WASHINGTON D.C:
Connecticut Avenue

WASHINGTON:
Seattle

"Our Restaurants express the comfortable and casual elegance of the CPK dining experience."

[PHOTOS OF RESTAURANTS]

"Fashion Valley Mall, San Diego, California"

"Old Orchard Center, Skokie, Illinois"

"Cherry Creek Shopping Center, Denver, Colorado"

"Manhattan, New York"

"Westwood, California"

"Our Brand Extensions tastefully and consistently reflect our distinctive brand identity."

[PHOTO OF CPK ASAP]

"CPK ASAP-Los Angeles International Airport"

[PHOTO OF COOKBOOKS]

"All proceeds from our cookbooks are donated to children's charities."

[PHOTO OF CPK ASAP]

"CPK ASAP-Thousand Oaks, California"

[PHOTO OF CPK INTERNATIONAL]

"Singapore"

[PHOTO OF FROZEN PIZZA BOX]

"The CPK retail line of frozen pizzas features seven of our most popular varieties."

   We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Forward-Looking Statements...............................................  12
Use of Proceeds..........................................................  13
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Consolidated Financial and Operating Data.......................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  29
Management...............................................................  41
Certain Relationships and Related Transactions...........................  49
Principal Shareholders...................................................  51
Description of Capital Stock.............................................  55
Shares Eligible for Future Sale..........................................  57
Plan of Distribution.....................................................  59
Legal Matters............................................................  61
Experts..................................................................  61
Additional Information...................................................  61
Index to Consolidated Financial Statements............................... F-1

   Throughout this prospectus, our fiscal years ended December 31, 1995, December 29, 1996, December 28, 1997, January 3, 1999 and January 2, 2000 are referred to as years 1995, 1996, 1997, 1998 and 1999, respectively. Our fiscal year consists of 52 or 53 weeks and ends on the Sunday closest to December 31 in each year. Fiscal year 1998 included 53 weeks. All other years shown are 52 weeks. The three months ended April 4, 1999 and April 2, 2000 both consist of 13 weeks.

   Except as otherwise noted or where the context otherwise requires, all information in this prospectus assumes:

  . no exercise of options to purchase an aggregate of 562,001 shares of common stock which are outstanding as of the date of this prospectus under our 1990 and 1998 stock option plans;

  . the exercise of options to purchase an aggregate of 110,696 shares of common stock which our Chief Executive Officer and President has advised us that he intends to exercise upon consummation of this offering;

  . no exercise of the underwriters' over-allotment option to purchase up to 795,000 additional shares of our common stock from some of our shareholders; and

  . the conversion of all outstanding shares of our preferred stock, as of July 31, 2000, into a right to receive an estimated aggregate of $23.7 million in cash and 1,690,002 shares of common stock.

   Except as otherwise noted or where the context otherwise requires, all share information in this prospectus reflects the consummation of a one-for-two reverse stock split which we intend to consummate immediately prior to the closing of this offering.

                               PROSPECTUS SUMMARY

   The items in the following summary are described in more detail later in this prospectus. The summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the "Risk Factors" section and the consolidated financial statements and notes.

                            California Pizza Kitchen

   California Pizza Kitchen is a leading casual dining restaurant chain in the premium pizza segment with a recognized consumer brand and an established, loyal customer base. We currently own, license or franchise 104 restaurants in 21 states, the District of Columbia, Guam and three foreign countries, of which 74 are company-owned and 30 are licensed or franchised. Our signature line of innovative premium pizzas includes our original best sellers, the BBQ Chicken Pizza and the Thai Chicken Pizza, and more recent creations such as the Philly Cheesesteak Pizza, Havana Chicken Pizza, and Grilled Garlic Shrimp Pizza. We also serve distinctive pastas, salads, soups, appetizers and desserts, including our Chicken-Tequila Fettucine, BBQ Chicken Chopped Salad, Hearth-Baked Tortilla Spring Rolls and Key Lime Pie. We believe our restaurants, which offer a highly differentiated menu and superior customer service, provide an exceptional dining value and appeal to a broad base of consumers.

   California Pizza Kitchen was founded in 1985 by Rick Rosenfield and Larry Flax who recognized the broad consumer appeal of innovative premium pizzas. In 1992, PepsiCo, Inc. acquired a majority interest in our company. In September 1997, PepsiCo divested its interest, and Bruckmann, Rosser, Sherrill & Co., L.P. became our controlling shareholder through a merger and leveraged recapitalization transaction. Soon thereafter, a new management team led by Frederick R. Hipp, our Chief Executive Officer and President and a 25-year veteran of the restaurant industry, was put in place. Under our new ownership and management team, and in conjunction with our co-founders, we implemented a number of new initiatives including increased portion sizes, cost reduction strategies, broadened distribution channels, upgraded ingredients and menu items, and a more disciplined growth plan.

   Since our inception 15 years ago, we believe we have developed strong brand awareness, primarily through the development of our full service restaurants. As part of our strategy to build upon our leadership position in the premium pizza segment and expand our channels of distribution, we have developed a high quality fast-casual concept called California Pizza Kitchen ASAP. Our ASAP restaurants, which are significantly smaller than our full service restaurants and offer a limited selection of our most popular pizzas, salads, sandwiches and appetizers, provide us with additional development opportunities in attractive high traffic venues. We also have a strategic alliance with Kraft Pizza Company, a subsidiary of Kraft Foods, Inc., to distribute a line of premium frozen pizzas through supermarkets and other retail outlets. We expect these additional distribution channels to provide significant growth opportunities; however, development of full service restaurants will remain our primary focus in the near-term.

   Our objectives include continuing to build our brand awareness and customer loyalty, and extending our leadership position in the casual dining and premium pizza segments. We intend to utilize the strategies discussed below to achieve these objectives.

  . Offer high quality, innovative menu items. We believe the success of our concept is due to our ability to interpret various food trends on our platform of pizza, pasta, salads and appetizers, and offer items that appeal to a variety of tastes. We use high quality ingredients, such as imported cheeses and fresh produce, imaginative pizza toppings such as barbecue chicken, spicy peanut ginger and sesame sauce and Japanese eggplant, and showcase recipes that capture an assortment of distinctive tastes and flavors that customers readily identify, but do not typically associate with pizza.

  . Provide an excellent dining value with broad consumer appeal. We offer large portions of innovative, high quality food, superior customer service and a sophisticated yet casual atmosphere, all for an average guest check of approximately $10.50. We believe this price-to-value relationship differentiates us from our competitors, many of whom have significantly higher average guest checks, and allows us to appeal to a broad group of consumers.

  . Build awareness of the California Pizza Kitchen brand. We believe that California Pizza Kitchen is a brand that has traditionally been associated with high quality, innovative food items, superior customer service and a strong price-to-value relationship. We also believe that many of our original recipes are closely associated with the California Pizza Kitchen brand name. We have promoted brand awareness through the distinctive features of our yellow, black and white logo, innovative marketing and public relations programs and strategic alliances with high quality partners, including Kraft Pizza Company which distributes our premium frozen pizzas, and Host Marriott Services, which franchises our ASAP fast-casual concept.

  . Pursue disciplined restaurant growth. Our new management team adheres to a disciplined expansion strategy, including the limited development of additional franchise restaurants. We opened five company-owned full service restaurants in 1999 and intend to open an additional ten company-owned restaurants in 2000, consisting of seven full service restaurants and three ASAP restaurants. Thus far in 2000, we have opened three full service restaurants in Chicago, Denver and San Diego. We currently have five company-owned restaurants under construction, including two ASAP restaurants, and have signed leases for the two remaining restaurants we plan to open in 2000. In addition, in late 1999 we hired a Senior Vice President and Chief Development Officer with more than ten years of restaurant real estate experience to oversee our expansion program.

  . Maintain strong unit economics. For 1999, our 66 full service restaurants open for the entire year averaged $2.6 million in sales and generated average restaurant-level pre-tax cash flow of $496,000 or 19.2% of restaurant sales. Since the beginning of 1998, our total cash investment per full service restaurant, net of landlord contributions, averaged $1.4 million, excluding pre-opening costs, which were approximately $147,000 per restaurant. We believe that our cash flow margins and return on investment for our company-owned ASAP restaurants will be comparable to those of our full service restaurants.

  . Provide superior customer service. We have developed and fostered an organizational culture based on mutual respect, open communication and strong relationships with our employees. We believe that our culture, a highly evolved training program for our restaurant staff, and a profitability and service-based bonus program for our restaurant managers, allow us to achieve a high level of customer service and satisfaction and help us to ensure superior execution at the restaurant level.

                            Recent Developments

   Total restaurant sales for the second quarter ended July 2, 2000 increased by $8.4 million, or 19.2%, to $52.0 million, from $43.6 million in the second quarter of 1999. Comparable restaurant sales for the quarter increased 7.4% as compared to a comparable restaurant sales increase of 5.4% for the second quarter of 1999. Average weekly sales per company-owned restaurant for the second quarter ended July 2, 2000 increased by $4,176, or 8.3%, to $54,308, from $50,132 in the second quarter of 1999.

   Total restaurant sales for the first six months ended July 2, 2000 increased by $14.6 million, or 17.2%, to $99.7 million, from $85.1 million in the first six months of 1999. Comparable restaurant sales for the period increased 7.1% as compared to a comparable restaurant sales increase of 5.8% for the same period in 1999. Average weekly sales per company-owned restaurant for the six months ended July 2, 2000 increased by $4,087, or 8.4%, to $53,024, from $48,937 in the first six months of 1999.

                                ----------------

   We are a California corporation formed on October 7, 1985. Our principal executive offices are located at 6053 West Century Boulevard, 11th Floor, Los Angeles, California 90045, and our telephone number is (310) 342-5000. Our website is located at www.cpk.com.

                                  The Offering

 Common stock offered............................... 5,300,000 shares

 Common stock to be outstanding after the offering.. 17,997,384 shares(1)

 Use of proceeds.................................... We will receive approximately $68.3
                                                     million in net proceeds in
                                                     this offering, assuming
                                                     the midpoint of the filing
                                                     range. We intend to use
                                                     the proceeds:

                                                     . to repay approximately
                                                       $40.0 million of
                                                       outstanding bank debt;

                                                     . to pay the estimated
                                                       $23.7 million cash
                                                       payment due upon the
                                                       automatic conversion of
                                                       our outstanding
                                                       preferred stock; and

                                                     . for other general
                                                       corporate purposes.


 Risk factors....................................... See "Risk Factors" and the
                                                     other information included
                                                     in this prospectus for a
                                                     discussion of factors you
                                                     should carefully consider
                                                     before deciding to invest
                                                     in shares of our common
                                                     stock.

--------

(1) The number of shares to be outstanding after the offering does not include 562,001 shares of common stock issuable upon exercise of options outstanding as of the date of this prospectus at a weighted average exercise price of $5.78 per share. This number does, however, include 110,696 shares issuable upon exercise of options which our Chief Executive Officer and President has advised us that he intends to exercise concurrently with the consummation of this offering and an estimated aggregate of 1,690,002 shares of our common stock being issued upon the automatic conversion of our preferred stock.

               Summary Consolidated Financial and Operating Data
     (dollars in thousands, except per share, operating data and footnotes)

                                                               Three Months
                                  Fiscal Year                      Ended
                           ---------------------------------  ----------------
                                                               April    April
                             1997         1998        1999    4, 1999  2, 2000
                           --------     --------    --------  -------  -------
                                                                (unaudited)
Statement of Operations
 Data:
Total revenues...........  $160,416     $167,041    $179,193  $41,934  $48,266
Operating income (loss)..   (10,499)       9,370      12,584    2,763    1,985
Bank financing fees(1)...       --           --         (998)     --       --
Interest expense.........      (930)      (3,956)     (3,415)    (968)    (761)
Income (loss) before
 income tax benefit
 (provision).............   (11,429)       5,414       8,171    1,795    1,224
Net income (loss)........   (11,680)(2)   10,553(3)    5,399    1,184      796
Redeemable preferred
 stock dividend(4).......   (33,783)         --          --       --       --
Redeemable preferred
 stock accretion.........       --        (4,478)     (5,147)  (1,259)  (1,458)
Net income (loss)
 attributable to common
 shareholders(5).........   (45,463)       6,075         252      (75)    (662)
Net income (loss) per
 common share(6):
  Basic..................                           $   0.02           $ (0.06)
  Diluted................                           $   0.02           $ (0.06)
Shares used in computing
 net income (loss) per
 common share(6):
  Basic..................                             10,800            10,897
  Diluted................                             11,168            11,216

Pro Forma Data(7)(8):
Net income attributable
 to common shareholders..                           $  8,253           $ 1,437
Net income per common
 share:
  Basic..................                           $   0.47           $  0.08
  Diluted................                           $   0.46           $  0.08
Shares used in computing
 net income per common
 share:
  Basic..................                             17,595            17,876
  Diluted................                             17,926            18,207

Selected Operating Data:
System-wide restaurants
 open at end of period...        80           90          96       90       97
Company-owned restaurants
 open at end of period...        66           67          70       66       71
Average weekly company-
 owned restaurant sales..  $ 43,514     $ 47,490    $ 49,490  $47,755  $51,692
Company-owned comparable
 restaurant sales
 increase(9).............       0.6%         6.1%        4.1%     6.2%     6.8%

                                                              April 2, 2000
                                                          ----------------------
                                                                    Pro Forma As
                                                           Actual   Adjusted(10)
                                                          --------  ------------
                                                               (unaudited)
Balance Sheet Data:
Cash and cash equivalents................................ $  3,732    $ 9,335
Total assets.............................................   92,291     97,894
Total debt, including current portion....................   40,075         75
Redeemable preferred stock...............................   45,379        --
Total shareholders' equity (deficiency)..................  (10,491)    80,491

--------

(1) Bank financing fees of $998,000 in 1999 represent the unamortized costs relating to our prior credit agreement, which were written off when we refinanced our credit facility in 1999.

(2) Net loss for 1997 was unfavorably impacted by the recordation of a $7.6 million deferred tax asset valuation allowance. We recorded the valuation allowance in 1997 due to uncertainty at the time of our ability to realize the benefit of the net deferred tax asset.

(3) Net income for 1998 was favorably impacted by the reversal of a $7.6 million deferred tax asset valuation allowance that was previously provided for in 1997. We eliminated the valuation allowance in 1998 due to our belief that current year activity made realization of this benefit more likely than not.

(4) In 1997, we declared a redeemable preferred stock dividend payable to our common shareholders.

(5) Net income (loss) attributable to common shareholders includes the effect of the accretion of the liquidation preference on the redeemable preferred stock which reduces net income attributable to common shareholders for the relative periods.

(6) See notes 2 and 9 of notes to audited consolidated financial statements for an explanation of the method used to calculate the net income (loss) per common share and shares used in computing net income (loss) per common share, basic and diluted.

(7) Pro forma net income attributable to common shareholders for 1999 is the result of the elimination of $2.3 million in interest expense, net of taxes, related to the repayment of bank debt, the elimination of annual compensation expense of $595,000, net of taxes, due to the amendment of our co-founders' employment agreements, and the elimination of $5.1 million in preferred stock accretion upon the automatic conversion of our preferred stock. Pro forma net income attributable to common shareholders for the first three months of 2000 is the result of the elimination of $495,000 in interest expense, net of taxes, related to the repayment of bank debt, the elimination of annual compensation expense of $146,000, net of taxes, due to the amendment of our co-founders' employment agreements, and the elimination of $1.5 million in preferred stock accretion upon the automatic conversion of our preferred stock.

(8) Pro forma information gives effect, as of the beginning of each period, to the sale of 5,300,000 shares of common stock offered by us in this offering, the conversion of all outstanding shares of our preferred stock into 1,384,784 shares of common stock as of the beginning of 1999 and 1,568,619 shares of common stock as of the beginning of the three month period ended April 2, 2000, and the issuance of 110,696 shares of our common stock upon the exercise of options held by our Chief Executive Officer and President.

(9) Company-owned restaurants are included in the computation of comparable restaurant sales after they have been open 12 months.

(10) Reflects our receipt of estimated net proceeds of $68.3 million from the sale of 5,300,000 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share, net of estimated underwriting discounts and estimated offering expenses, the conversion of all outstanding shares of our preferred stock as of April 2, 2000 into a right to receive an estimated aggregate of $22.7 million in cash and 1,620,665 shares of common stock, the issuance of 110,696 shares of our common stock upon the exercise of options held by our Chief Executive Officer and President, and the repayment of $40.0 million in bank debt that was outstanding as of April 2, 2000. See "Use of Proceeds."

                                  RISK FACTORS

   You should read the following risk factors carefully before purchasing any common stock. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This impact could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Our growth strategy requires us to open new restaurants at an accelerated pace. We may not be able to achieve this planned expansion.

   We are pursuing an accelerated, but disciplined, growth strategy which to be successful will depend in large part on our ability, and the ability of our franchisees and licensees, to open new restaurants and to operate these restaurants on a profitable basis. Under the direction of PepsiCo, Inc., we opened only two new company-owned restaurants a year in 1996 and 1997. Since the group led by Bruckmann, Rosser, Sherrill & Co., L.P. acquired a controlling interest in our company and our new management team was put into place, we have opened ten new company-owned, full service restaurants, two in 1998, five in 1999 and three to date in 2000. We presently anticipate that we will open ten new company-owned restaurants during 2000, seven of which will be full service restaurants and three of which will be ASAP restaurants. We also anticipate that our franchisees will open six or seven new restaurants during 2000. We cannot guarantee that we or our franchisees will be able to achieve our expansion goals or that our new restaurants will be operated profitably. Further, we cannot assure you that any new restaurant we open will obtain similar operating results to those of our existing restaurants. The success of our planned expansion will be dependent upon numerous factors, many of which are beyond our control, including the following:

  . the hiring, training and retention of qualified operating personnel, especially managers;

  . identification and availability of suitable restaurant sites;

  . competition for restaurant sites;

  . negotiation of favorable lease terms;

  . timely development of new restaurants, including the availability of construction materials and labor;

  . management of construction and development costs of new restaurants;

  . securing required governmental approvals and permits;

  . competition in our markets; and

  . general economic conditions.

Our success depends on our ability to locate a sufficient number of suitable new restaurant sites.

   One of our biggest challenges in meeting our growth objectives will be to secure an adequate supply of suitable new restaurant sites. We have experienced delays in opening some of our restaurants and may experience delays in the future. We were unable to achieve our originally targeted number of new openings in 1999 due in large part to the lack of a senior executive who focused full-time on real estate development prior to our hiring of a Senior Vice President and Chief Development Officer in November 1999, intense competition for restaurant sites and our unwillingness to compromise on lease economics. There can be no assurance that we will be able to find sufficient suitable locations for our planned expansion in any future period. Delays or failures in opening new restaurants could materially adversely affect our business, financial condition, operating results or cash flows.

We could face labor shortages which could slow our growth.

   Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified, employees, including restaurant managers, kitchen staff and servers, necessary to keep pace with our expansion schedule. Qualified individuals of the requisite caliber and number needed to fill these positions are in short supply in some areas. Although we have not experienced any significant problems in recruiting or retaining employees, any future inability to recruit and retain sufficient individuals may delay the planned openings of new restaurants. Any such delays or any material increases in employee turnover rates in existing restaurants could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract sufficient employees, which could result in higher labor costs.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

   We anticipate that our new restaurants will typically take several months to reach budgeted operating levels due to problems commonly associated with new restaurants, including lack of market awareness, inability to hire sufficient staff and other factors. Although we have attempted to mitigate these factors by expanding primarily in markets in which we already have a significant presence and by careful attention to training and staffing needs, there can be no assurance that we will be successful in operating our new restaurants on a profitable basis. In addition, we entered Denver, Colorado earlier this year, which is a new market in which we have no prior operating experience. The Denver market may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new Denver restaurants to be less successful than restaurants in our existing markets. We may also enter other new markets over the next several years which will involve these same risks and uncertainties.

Our expansion may strain our infrastructure which could slow our restaurant development.

   We also face the risk that our existing systems and procedures, restaurant management systems, financial controls, and information systems will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our expansion objectives, our business, financial condition, operating results or cash flows could be materially adversely affected.

Our restaurant expansion strategy focuses primarily on further penetrating existing markets. This strategy can cause sales in some of our existing restaurants to decline.



   In accordance with our expansion strategy, we intend to open new restaurants primarily in our existing markets. Since we typically draw customers from a relatively small radius around each of our restaurants, the sales performance and customer counts for restaurants near the area in which a new restaurant opens may decline due to cannibalization.

Our quarterly results may fluctuate and could fall below the expectations of securities analysts and investors due to seasonality and other factors, resulting in a decline in our stock price.

   Our operating results will fluctuate because of several factors, including the timing of new restaurant openings and related expenses, labor and operating costs for newly-opened restaurants, which are often materially greater during the first three months of operation than thereafter, profitability of our new restaurants, and increases or decreases in comparable restaurant sales. As a result, the volume and timing of new restaurant openings in any quarter has had and is expected to continue to have a significant impact on quarterly pre-opening costs, labor costs and direct operating and occupancy expenses. In addition, in accordance with SFAS No. 121, we recognize the impairment of certain property and equipment by reducing the carrying value of the assets to the estimated fair value based on discounted cash flows. Such a write-down in any period will further increase the fluctuations in, and may have a material adverse effect on, our operating results.

   Our business is also subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the summer months and winter holiday season of each fiscal year. As a result, we expect our highest earnings to occur in those periods. In addition, our quarterly and annual operating results and comparable unit sales may fluctuate significantly as a result of a variety of additional factors, including labor costs for our hourly and management personnel, particularly in the event of an increase in federal or state minimum wage requirements.

   Accordingly, results for any one quarter are not necessarily indicative of the results to be expected for any other quarter or for any year and comparable unit sales for any particular future period may decrease. In the future, results of operations may fall below the expectations of public market analysts and investors. In that event, the price of our common stock would likely decrease. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Potential fluctuations in quarterly results and seasonality" for a discussion of factors which have historically affected our operating results.

Our planned expansion into retail distribution channels through the introduction of our premium frozen pizzas could dilute the value of our brand.

   We have entered into a strategic alliance with Kraft Pizza Company to distribute a line of premium frozen pizzas through supermarkets and other retail outlets. Although sales of these frozen products in supermarkets in the seven geographic markets in which they are currently available have been encouraging, we run the risk that the availability of a frozen product could dilute the value of our brand to the extent that consumers preceive our frozen products to be unappealing or of a lower quality. In addition, use of these frozen products in alternative distribution channels in which it is not readily apparent to consumers that they are purchasing a formerly frozen product could also harm the value of our brand.

Our operations are susceptible to changes in food and supply costs which could adversely affect our margins.

   Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our centralized purchasing staff negotiates prices for all of our ingredients and supplies through either contracts (terms of one month up to one year) or commodity pricing formulas. Our master distributor delivers goods at a set, flat fee per case twice a week to all of our restaurants. Our contract with our master distributor, Meadowbrook Meat Company, Inc., expires in December 2000. Although we believe we will be able to negotiate a similarly-priced contract with either our current master distributor or another distributor, any increase in distribution prices could cause our food and supply costs to increase. Furthermore, various factors beyond our control, including adverse weather conditions and governmental regulations, could also cause our food and supply costs to increase. We cannot predict whether we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. A failure to do so could adversely affect our operating results and cash flows.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results.

   Our restaurants feature pizzas, pastas, salads and appetizers in an upscale, family-friendly, casual environment. Our continued success depends, in part, upon the popularity of these foods and this style of informal dining. Shifts in consumer preferences away from this cuisine or dining style could materially adversely affect our future profitability. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, operating results or cash flows. Like other restaurant chains, we can also be materially adversely affected by negative publicity concerning food quality, illness, injury, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants.

The restaurant industry is highly competitive.

   Competition in the restaurant industry is increasingly intense. We compete on the basis of the taste, quality, and price of food offered, customer service, ambiance and overall dining experience. We believe that our operating concept, attractive dining value and quality of food and customer service enable us to differentiate ourselves from our competitors. However, while we believe that our restaurants are distinctive in design, we are aware of other restaurants that operate with somewhat similar concepts. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets, to well-capitalized national restaurant companies. In addition, we compete with other restaurants and with retail establishments for real estate. Many of our competitors are well-established in the casual dining market segment and some of our competitors have substantially greater financial, marketing and other resources than we do. The entrance of new competitors into our markets or into the immediate areas surrounding our existing restaurants could reduce our restaurants' sales and profit margins.


The restaurant industry is subject to extensive government regulation.

   The restaurant business is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. While at this time we have been able to obtain and maintain the necessary governmental licenses, permits and approvals, the failure to maintain these licenses, permits and approvals, including food and liquor licenses, could have a material adverse effect on our operating results. Difficulties or failure in obtaining the required licenses and approvals could delay, or result in our decision to cancel, the opening of new restaurants. Local authorities may suspend or deny renewal of our food and liquor licenses if they determine that our conduct does not meet applicable standards. Although we have satisfied restaurant and liquor licensing requirements for our existing restaurants, we cannot predict whether we will be able to maintain these approvals or obtain these approvals at future locations. We are also subject to state and local health code requirements, including regulations relating to food safety and food handling and storage.

   We are also subject to federal regulation and state laws that regulate the offer and sale of franchises and aspects of the licensor-licensee relationship. Many state franchise laws impose restrictions on the franchise agreement, including limitations on non-competition provisions and the termination or non-renewal of a franchise. Some states, such as California, require that franchise materials be registered before franchises can be offered or sold in the state. Our failure to obtain or maintain approvals to sell franchises would cause us to lose franchise revenues and could restrict the ability of Host Marriott Services, our largest franchisee, to open additional franchise locations. This could materially and adversely affect our planned expansion.

   Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes. Additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities could materially adversely affect us. California, where almost half of our company-owned restaurants are located, instituted a change to its overtime pay regulations effective January 1, 2000. We are required to pay 1 1/2 times regular pay for any hours worked in excess of eight per day, and double time for hours in excess of 12 per day, even if an employee is a part-time worker. We hope to be able to schedule our employees' shifts around these requirements and, to the extent we can do so, this change will not have a material adverse effect on us. Furthermore, changes in the state laws, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements, could materially adversely affect us.

   Given the location of many of our restaurants, even though we operate our restaurants in strict compliance with the requirements of the Immigration and Naturalization Service, our employees may not all meet federal citizenship or residency requirements, which could lead to disruptions in our work force. In addition, the Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodation for, disabled persons.

The restaurant industry is affected by litigation and publicity concerning food quality, health and other issues which can cause customers to avoid our restaurants and result in liabilities.

   We are sometimes the subject of complaints or litigation from customers or employees alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us and our restaurants, regardless of whether the allegations are valid or whether California Pizza Kitchen is liable. In fact, we are subject to the same risks of adverse publicity resulting from these sorts of allegations even if the claim actually involves one of our franchisees or licensees. Further, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. We have been subject to these employee claims before, and a significant increase in the number of these claims or any increase in the number of successful claims could materially adversely affect our business, financial condition, operating results or cash flows. We also are subject to some states' "dram shop" statutes. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

Forty percent of our restaurants are located in California. As a result, we are highly sensitive to negative occurrences in that state.

   We and our franchisees currently operate a total of 42 restaurants in California, of which 35 are concentrated in the greater Los Angeles and San Diego metropolitan areas. As a result, we are particularly susceptible to adverse trends and economic conditions in California. In addition, given our geographic concentration, negative publicity regarding any of our restaurants in California could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, earthquakes or other natural disasters.

Our existing shareholders will continue to control us after this offering, and they may make decisions with which you disagree.

   Upon consummation of this offering, and after giving effect to the automatic conversion of our outstanding shares of preferred stock into shares of common stock and cash, Bruckmann, Rosser, Sherrill & Co., L.P. and its affiliates will own approximately 30.5% of the outstanding shares of common stock (or 27.1% if the underwriters' over-allotment option is exercised in full), and our executive officers, directors and principal shareholders (including Bruckmann, Rosser) and their affiliates will own approximately 60.2% of the outstanding shares of common stock (or 56.0% if the underwriters' over-allotment option is exercised in full). As a result, Bruckmann, Rosser and/or these other shareholders will be able to control us and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership also may delay, defer or prevent a change in control of California Pizza Kitchen, and make some transactions more difficult or impossible without the support of these shareholders. These transactions might include proxy contests, mergers, tender offers, open market purchase programs or other purchases of common stock that could give our shareholders the opportunity to realize a premium over the then-prevailing market price for shares of common stock. See "Principal Shareholders" which contains information regarding the beneficial ownership of our common stock.

Approximately 71% of our outstanding shares of common stock may be sold into the public market in the future, which could depress our stock price.

   The 5,300,000 shares of common stock sold in this offering (and any shares sold upon exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act of 1933, as amended, except for any shares held by our officers, directors and principal shareholders. The other 12,697,384 shares of our common stock which are outstanding are "restricted shares" within the meaning of Rule 144 under the Securities Act and sales of these shares are subject to restrictions under the Securities Act. Of these restricted shares, 11,145,965 are subject to lock-up agreements under which the holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC. In addition, approximately 750,000 of these restricted shares are subject to 90-day lock-up agreements on similar terms. In its sole discretion and at any time without notice, Banc of America Securities may release all or any portion of the shares subject to the lock-up agreements. All of the restricted shares subject to lock-up agreements will become available for sale in the public market immediately following expiration of the 90 or 180-day lock-up period, subject (to the extent applicable) to the volume and other limitations of Rule 144 or Rule 701 under the Securities Act. Beginning 90 days after the date of this prospectus, restricted shares not subject to lock-up agreements or contractual restrictions will become available for sale in the public market, subject to the volume and other limitations of Rule 144 or Rule 701. In addition, a total of approximately 800,000 restricted shares which are not subject to lock-up agreements or contractual restrictions will become immediately available for sale in the public market upon completion of this offering. After expiration of the lock-up period, some of our securityholders have the contractual right to require us to register some of their shares of common stock for future sale.

   We intend to file a registration statement on Form S-8 covering all shares of common stock issuable upon exercise of stock options in effect on the date of this prospectus and stock options or other stock rights to be granted under our stock option plans and shares to be sold to our employees under our employee stock purchase plan. Upon this registration on Form S-8, and after the expiration of any applicable lock-up periods, up to an additional 672,697 shares of common stock, together with any additional shares of common stock that will be issuable pursuant to stock options or other stock rights granted in the future under our stock option plans and any shares purchased by our employees under our employee stock purchase plan, will be eligible for sale in the public market.

   Sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital through a public offering of our equity securities. See "Shares Eligible for Future Sale" which describes the circumstances under which restricted shares may be sold in the public market.

Our articles of incorporation permit our board of directors to issue new series of preferred stock that may have the effect of delaying or preventing a change in control of our company. This could adversely affect the value of your shares.

   Our articles of incorporation authorize our board of directors to issue up to 40,000,000 shares of preferred stock and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions of those shares, without any further vote or action by the shareholders. All of the currently outstanding shares of preferred stock will be converted into shares of common stock and cash upon consummation of this offering and therefore the full 40,000,000 shares of preferred stock will be available for designation and issuance by our board of directors. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of delaying, deterring, or preventing a change in control and could adversely affect the voting power of your shares.

   In addition, provisions of California law could make it more difficult for a third party to acquire a majority of our outstanding voting stock by discouraging a hostile bid, or delaying or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or a proxy contest for control of our company or other changes in our management. See "Description of Capital Stock" for a discussion of these provisions.

                        FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed under "Risk Factors" and elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all forward-looking statements wherever they appear in this prospectus.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the 5,300,000 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share, after deducting estimated underwriting discounts and estimated offering expenses, will be approximately $68.3 million. We will not receive any proceeds from the sale of shares by the selling shareholders if the underwriters' over-allotment option is exercised. We intend to use approximately $40.0 million of the net proceeds from the offering to repay outstanding bank debt under our existing credit agreement with Bank of America, N.A. This debt consists of a $25.0 million term loan due September 30, 2004 and a $25.0 million revolving line of credit, under which we have drawn approximately $15.0 million. Both the term loan and the revolving line of credit bear interest at a rate of LIBOR as of the date of borrowing plus 1.50% (currently, 8.14%). The entire amount of debt outstanding under the credit facility with Bank of America, N.A. was drawn on October 29, 1999, the date of initial funding, and all of this debt was used to repay other outstanding bank debt, which bore interest at a higher rate.

   The balance of the net proceeds from this offering will be used to pay amounts due upon the automatic conversion of our preferred stock and for general corporate purposes. Currently, we have two outstanding series of preferred stock, Series A 12 1/2% Cumulative Compounding Preferred Stock and Series B 13 1/2% Cumulative Compounding Preferred Stock. Both outstanding series of preferred stock were issued as a stock dividend on outstanding shares of common stock in December 1997. Each share of common stock received one share of Series A Preferred Stock and one share of Series B Preferred Stock. Accordingly, all of our preferred shareholders currently own an equal number of shares of both series. The terms of both series of preferred stock provide that the shares will automatically convert into a right to receive common stock and cash upon consummation of this offering. Upon conversion, each preferred shareholder will receive that number of shares of common stock equal to one-half of the quotient of (a) the aggregate redemption price of the preferred stock such shareholder owns plus the full cumulative dividends accrued and unpaid thereon, divided by (b) the price at which shares are offered to the public in this offering.

   Assuming an initial public offering price of $14.00 per share and that this offering is completed on or about July 31, 2000, the redemption price of each share of Series A Preferred Stock, together with accrued and unpaid dividends thereon, is approximately $2.61, as of July 31, 2000 and the redemption price of each share of Series B Preferred Stock, plus accrued and unpaid dividends thereon, is approximately $2.05 as of July 31, 2000. Accordingly, we estimate that an aggregate of 1,690,002 shares of common stock will be issued upon the conversion of the 20,303,542 outstanding shares of preferred stock. The number of shares of common stock which will be outstanding after the offering as reflected throughout this prospectus includes the issuance of these shares. An estimated aggregate of $23.7 million of the net proceeds will be used to pay the cash amount due to the 173 holders of our preferred stock upon conversion.


   Pending application of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for additional information regarding our sources and uses of capital.

                                DIVIDEND POLICY

   We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. We have not paid any cash dividends since 1992 when dividends were paid in connection with PepsiCo, Inc.'s acquisition of a controlling interest in us. In 1997, we declared a stock dividend of one share of Series A 12 1/2% Cumulative Compounding Preferred Stock and one share of Series B 13 1/2% Cumulative Compounding Preferred Stock on each outstanding share of our common stock. In November 1998, we effected a two-for-one forward split of our common stock.

   Our credit agreement with Bank of America, N.A. currently prohibits us from declaring or paying any dividends or other distributions on any shares of our capital stock other than dividends payable solely in shares of capital stock or the stock of our subsidiaries. Any payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions contained in our credit agreement with Bank of America, N.A., or other agreements, and other factors deemed relevant by our board.

                                 CAPITALIZATION

   The following table sets forth at April 2, 2000 our capitalization on an actual basis and on a pro forma as adjusted basis to reflect the sale of the shares of common stock offered by us, the exercise of options to purchase 110,696 shares of our common stock by our Chief Executive Officer and President upon consummation of this offering, the application of the estimated net proceeds from this offering, including the use of approximately $40.0 million to repay our bank debt that was outstanding as of April 2, 2000, and the conversion of our preferred stock into cash and common stock at the public offering price. This table assumes we will sell 5,300,000 shares of common stock in this offering at a price per share of $14.00 and is based on the number of shares of common stock and Class A Preferred Stock outstanding on April 2, 2000. It excludes 562,001 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $5.78 per share. The capitalization information set forth in the table below is qualified by the more detailed consolidated financial statements and notes included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes.

                                                      April 2, 2000
                                              ---------------------------------
                                                                 Pro Forma
                                                 Actual         As Adjusted
                                              --------------  -----------------
                                              (dollars in thousands, except
                                                share and per share data)
Cash and cash equivalents.................... $        3,732   $        9,335
                                              ==============   ==============
Long-term debt, including current portion.... $       40,075   $           75
Class A Redeemable Preferred Stock:
 40,000,000 shares authorized,
 20,303,542 shares issued and outstanding,
 actual; 40,000,000 shares authorized, no
 shares issued and outstanding, pro forma as
 adjusted(1).................................         45,379              --

Shareholders' equity (deficiency):
  Common Stock, $ 0.01 par value: 80,000,000
   shares authorized, 10,896,686 shares
   issued and outstanding, actual; 80,000,000
   shares authorized, 17,928,047 shares
   issued and outstanding, pro forma as
   adjusted..................................            109              179
Additional paid-in capital...................        102,882          193,794
Accumulated deficit..........................       (113,482)        (113,482)
                                              --------------   --------------
    Total shareholders' equity (deficiency)..        (10,491)          80,491
                                              --------------   --------------
    Total capitalization..................... $       74,963   $       80,566
                                              ==============   ==============

--------

(1) Class A Redeemable Preferred Stock is divided into two series: (a) Series A 12 1/2% Cumulative Compounding Preferred Stock, $0.01 par value, 10,151,775 shares authorized, 10,151,771 shares issued and outstanding; and (b) Series B 13 1/2% Cumulative Compounding Preferred Stock, $0.01 par value, 10,151,775 shares authorized, 10,151,771 shares issued and outstanding. Upon consummation of this offering and the application of the net proceeds, no shares of Class A Redeemable Preferred Stock will be outstanding.

                                    DILUTION

   Our net tangible book value as of April 2, 2000, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into a right to receive $22.7 million in cash and 1,620,665 shares of common stock as of such date and the issuance of 110,696 shares of common stock upon the exercise of options by our Chief Executive Officer and President, was approximately $12.2 million or $0.97 per share of common stock. Assuming the sale by us of the 5,300,000 shares offered at an assumed initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds therefrom, our pro forma net tangible book value as of April 2, 2000 would have been $80.5 million or $4.49 per share of common stock. This represents an immediate increase in net tangible book value of $3.52 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $9.51 per share to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...............       $14.00
     Net tangible book value per share as of April 2, 2000....... $0.97
     Increase in net tangible book value per share attributable to new investors...........................................  3.52
                                                                  -----
   Pro forma net tangible book value per share after the
    offering.....................................................         4.49
                                                                        ------
       Dilution per share to new investors.......................       $ 9.51
                                                                        ======

   The following table summarizes as of April 2, 2000, on a pro forma basis, the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing shareholders and by the investors purchasing shares of common stock in this offering (before deducting estimated underwriting discounts and estimated offering expenses):

                             Shares Purchased  Total Consideration
                            ------------------ -------------------- Average Price
                              Number   Percent    Amount    Percent   Per Share
                            ---------- ------- ------------ ------- -------------
   Existing shareholders... 12,628,047   70.4% $ 30,673,000   29.3%    $ 2.43
   New investors...........  5,300,000   29.6    74,200,000   70.7     $14.00
                            ----------  -----  ------------  -----
     Total................. 17,928,047  100.0% $104,873,000  100.0%
                            ==========  =====  ============  =====

   The tables and calculations above assume no exercise of outstanding options to purchase 562,001 shares of our common stock at a weighted average exercise price of $5.78 per share. To the extent these options are exercised, there will be further dilution to new investors. See "Management--Stock Plans" and note 8 to notes to consolidated financial statements for additional information on our outstanding options.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   The following selected consolidated financial and operating data for each of the five fiscal years in the period ended January 2, 2000 are derived from our audited consolidated financial statements. The selected consolidated financial and operating data as of and for the three months ended April 4, 1999 and April 2, 2000 have been derived from our unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments necessary to present fairly, in accordance with accounting principles generally accepted in the United States, the information for those periods. The audited consolidated financial statements and notes for each of the three fiscal years in the period ended January 2, 2000, and the report of independent auditors on those years, are included elsewhere in this prospectus. This selected consolidated financial and operating data should be read in conjunction with the consolidated financial statements and notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

               Selected Consolidated Financial and Operating Data
     (dollars in thousands, except per share, operating data and footnotes)

                                                                                   Three Months
                                          Fiscal Year                                  Ended
                          -----------------------------------------------------  ------------------
                                                                                 April 4,  April 2,
                            1995      1996      1997         1998        1999      1999      2000
                          --------  --------  --------     --------    --------  --------  --------
                                                                                    (unaudited)
Statement of Operations
 Data:
Revenues:
 Restaurant sales.......  $155,890  $160,133  $159,391     $165,028    $176,933  $41,438   $47,711
 Franchise and other
  revenues..............       620       698     1,025        2,013       2,260      496       555
                          --------  --------  --------     --------    --------  -------   -------
   Total revenues.......   156,510   160,831   160,416      167,041     179,193   41,934    48,266

Costs and expenses:
 Cost of sales..........    41,170    43,647    43,361       43,201      44,740   10,399    11,799
 Labor..................    59,811    57,796    57,321       58,547      63,701   14,960    17,086
 Direct operating and
  occupancy.............    37,183    36,633    36,481       34,171      35,848    8,497     9,582
                          --------  --------  --------     --------    --------  -------   -------
   Total restaurant
    operating costs.....   138,164   138,076   137,163      135,919     144,289   33,856    38,467

 General and
  administrative........    12,769    15,722    15,896       13,890      13,123    3,250     3,550
 Depreciation and
  amortization..........    14,762     9,944     7,807        7,543       8,234    2,065     2,289
 Pre-opening............       --        279       445          234         763      --        136
 Loss on impairment of
  property and
  equipment and
  restaurant closures...    15,453       280     9,604           85         200      --      1,839
                          --------  --------  --------     --------    --------  -------   -------
Operating income
 (loss).................   (24,638)   (3,470)  (10,499)       9,370      12,584    2,763     1,985
Other income (expense):
 Insurance gain and
  bank financing fees...       973       277       --           --         (998)     --        --
 Interest expense.......    (6,885)   (3,297)     (930)      (3,956)     (3,415)    (968)     (761)
                          --------  --------  --------     --------    --------  -------   -------
   Total other income
    (expense), net......    (5,912)   (3,020)     (930)      (3,956)     (4,413)    (968)     (761)
                          --------  --------  --------     --------    --------  -------   -------

Income (loss) before
 income tax benefit
 (provision)............   (30,550)   (6,490)  (11,429)       5,414       8,171    1,795     1,224
Income tax benefit
 (provision)............       (51)      514      (251)(1)    5,139(2)   (2,772)    (611)     (428)
                          --------  --------  --------     --------    --------  -------   -------
Net income (loss).......   (30,601)   (5,976)  (11,680)      10,553       5,399    1,184       796
Redeemable preferred
 stock dividend(3)......       --        --    (33,783)         --          --       --        --
Redeemable preferred
 stock accretion........       --     (2,626)      --        (4,478)     (5,147)  (1,259)   (1,458)
                          --------  --------  --------     --------    --------  -------   -------
Net income (loss)
 attributable to common
 shareholders(4)(6).....  $(30,601) $ (8,602) $(45,463)    $  6,075    $    252  $   (75)  $  (662)
                          ========  ========  ========     ========    ========  =======   =======
Net income (loss) per
 common share(4)(5):
 Basic..................                                   $   0.60    $   0.02  $ (0.01)  $ (0.06)
 Diluted................                                   $   0.58    $   0.02  $ (0.01)  $ (0.06)


Shares used in computing
 net income (loss) per
 common share (in
 thousands)(5):
 Basic..................                                     10,113      10,800   10,753    10,897
 Diluted................                                     10,528      11,168   11,121    11,216

Pro Forma Data(7)(8):
Net income attributable
 to common
 shareholders...........                                               $  8,253            $ 1,437
Net income per common
 share:
 Basic..................                                               $   0.47            $  0.08
 Diluted................                                               $   0.46            $  0.08

Shares used in computing
 net income per common
 share (in thousands):
 Basic..................                                                 17,595            17,876
 Diluted................                                                 17,926             18,207

Selected Operating Data:
System-wide restaurants
 open at end of period..                            80           90          96       90        97
Company-owned
 restaurants open at end
 of period..............                            66           67          70       66        71
Average weekly company-
 owned restaurant
 sales..................                      $ 43,514     $ 47,490    $ 49,490  $47,755   $51,692
Comparable company-owned
 restaurant sales
 increase(9)............                           0.6%         6.1%        4.1%     6.2%      6.8%

                                                                            Three Months
                                         Fiscal Year                            Ended
                         -----------------------------------------------  ------------------
                                                                          April 4,  April 2,
                           1995      1996      1997      1998     1999      1999    2000(10)
                         --------  --------  --------  --------  -------  --------  --------
                                                                             (unaudited)
Cash and cash
 equivalents............ $  1,774  $  4,143  $  5,455  $ 14,553  $ 5,686  $ 3,732   $ 9,335
Total assets............  110,414   104,953    82,915    96,155   94,750   92,291    97,894
Total debt, including
 current portion........  115,928       192    47,157    45,385   40,085   40,075        75
Redeemable preferred
 stock..................      --    118,791    33,783    38,774   43,921   45,379       --
Shareholders' equity
 (deficiency)...........  (33,591)  (39,567)  (16,840)  (10,439)  (9,829) (10,491)   80,491

--------

(1) Net loss for 1997 was unfavorably impacted by the recordation of a $7.6 million deferred tax asset valuation allowance. We recorded the valuation allowance in 1997 due to uncertainty at the time of our ability to realize the benefit of the net deferred tax asset.

(2) Net income for 1998 was favorably impacted by the reversal of a $7.6 million deferred tax asset valuation allowance that was previously provided for in 1997. We eliminated the valuation allowance in 1998 due to our belief that current year activity made realization of this benefit more likely than not.

(3) In 1997, we declared a redeemable preferred stock dividend payable to our common shareholders.

(4) Net income (loss) attributable to common shareholders includes the effect of the accretion of the liquidation preference on the redeemable preferred stock which reduces net income or increases net loss attributable to common shareholders for the relative periods.

(5) See notes 2 and 9 of notes to audited consolidated financial statements for an explanation of the method used to calculate the net income (loss) per common share and shares used in computing net income (loss) per common share, basic and diluted.

(6) Net income for 1998 was favorably impacted by the reversal of a $7.6 million deferred tax asset valuation allowance. Assuming an effective tax rate of 33.9%, consistent with fiscal year 1999, net income would have been $3.6 million before redeemable preferred stock accretion.

(7) Pro forma net income attributable to common shareholders for fiscal 1999 is the result of the elimination of $2.3 million in interest expense, net of taxes, related to the repayment of bank debt, the elimination of annual compensation expense of $595,000, net of taxes, due to the amendment of our co-founders' employment agreements, and the elimination of $5.1 million in preferred stock accretion upon the automatic conversion of our preferred stock. Pro forma net income attributable to common shareholders for the first three months of 2000 is the result of the elimination of $495,000 in interest expense, net of taxes, related to the repayment of bank debt, the elimination of annual compensation expense of $146,000, net of taxes, due to the amendment of our co-founders' employment agreements, and the elimination of $1.5 million in preferred stock accretion upon the automatic conversion of our preferred stock.

(8) Pro forma information gives effect, as of the beginning of each period, to the sale of 5,300,000 shares of common stock offered by us in this offering, the conversion of all outstanding shares of our preferred stock into 1,384,784 shares of common stock as of the beginning of 1999 and 1,568,619 shares of common stock as of the beginning of the three month period ended April 2, 2000, and the issuance of 110,696 shares of our common stock upon the exercise of options held by our Chief Executive Officer and President.

(9) Company-owned restaurants are included in the computation of comparable restaurant sales after they have been open 12 months.

(10) Reflects our receipt of estimated net proceeds of $68.3 million from the sale of 5,300,000 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share, net of estimated underwriting discounts and estimated offering expenses, the conversion of all outstanding shares of our preferred stock, as of April 2, 2000, into a right to receive an estimated aggregate of $22.7 million in cash and 1,620,665 shares of common stock, the issuance of 110,696 shares of common stock upon the exercise of options held by our Chief Executive Officer and President, and the repayment of $40.0 million in bank debt that was outstanding as of April 2, 2000.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Overview

   California Pizza Kitchen is a leading casual dining restaurant chain in the premium pizza segment with a recognized consumer brand and an established, loyal customer base. We currently own, license or franchise 104 upscale, casual dining restaurants in 21 states, the District of Columbia, Guam and three foreign countries, of which 74 are company-owned and 30 operate under franchise or license arrangements. During our 15 years of operating history, we believe we have developed strong brand awareness and demonstrated the appeal of our concept in a wide variety of geographic areas. Our concept was, and remains, to take our customers' favorite food cravings and put them on a pizza--to figuratively put the world on a pizza.

   We opened our first casual dining restaurant in 1985 in Beverly Hills, California and grew steadily to 25 restaurants by early 1992. Our concept, with its signature line of innovative, premium pizzas, open-flame ovens in exhibition-style kitchens and excellent guest service, attracted PepsiCo, Inc. which bought a controlling interest in our company in May 1992.

   During the approximately five-year period when PepsiCo was our controlling shareholder, we opened 60 restaurants, 16 of which have subsequently been closed. We experimented with different locations and different restaurant sizes, ranging from 3,600 square feet to more than 11,000 square feet. Our rapid expansion strained our infrastructure, resulted in a variety of management and operational changes, diverted our attention from the execution of our concept and led to disappointing operating results and financial performance, including a decline in comparable restaurant sales in 1996.

   At the end of 1996, PepsiCo concluded that it would sell or otherwise divest all of its restaurant businesses, including California Pizza Kitchen. In September 1997, we consummated a series of transactions to effect a merger and leveraged recapitalization through which an investor group led by Bruckmann, Rosser, Sherrill & Co., L.P. acquired a 67.4% interest in our company. Under the terms of the merger and leveraged recapitalization agreements, PepsiCo contributed all of its shares of Class A Common Stock to us and converted all of its redeemable preferred stock and Class B Common Stock into a right to receive a cash payment of approximately $60.0 million. The holders of our outstanding shares of Class A Common Stock received merger consideration consisting of cash and shares of our new common stock in exchange for their shares of our old Class A Common Stock, which were then canceled. Immediately after giving effect to the recapitalization, there were 10,000,001 shares of common stock outstanding and no shares of preferred stock (we subsequently effected a two-for-one forward stock split of our common stock in November
1998). As a result of the recapitalization, PepsiCo retained no ownership interest in our company, although it did retain four under-performing restaurants which were subsequently closed, and assumed some of the obligations and liabilities of six other restaurants that had closed prior to the completion of the merger and leveraged recapitalization. As a result of PepsiCo's retention of these restaurants and other liabilities, our financial position was materially improved.

   Since the recapitalization, we have hired new management, who, in conjunction with our co-founders, refocused our efforts on improving food quality, customer service, and the overall dining experience at our restaurants. Our new management team, led by Frederick R. Hipp, Chief Executive Officer and President, H. G. Carrington, Jr., Executive Vice President and Chief Financial Officer, and Frederick F. Wolfe, Senior Vice President Operations, reorganized our operations and developed a new business strategy. Initiatives put in place included increasing the size of our pizzas by 17% and the size of our pasta portions by 25%, without increasing prices, to enhance the price-to-value relationship of our core menu offerings, and reducing the number of tables assigned per server to improve the overall customer experience. Since the beginning of 1998, we have introduced 17 new menu items, improved the quality of many of our ingredients, and introduced a new, updated decor package for our new and remodeled restaurants. We believe these initiatives, coupled with our innovative food and average guest check of approximately $10.50, provide an excellent dining value and have contributed to our company-owned comparable restaurant sales growth of 6.1% in 1998, 4.1% in 1999 and 6.8% through the first three months of 2000.

   Our new management team was able to fund these initiatives while still improving our operating margins by realizing various operating and purchasing efficiencies. Specifically, we instituted real-time reporting requirements, significantly reduced our food costs by negotiating improved terms under our purchasing contracts, and substantially reduced general and administrative expenses by rationalizing our corporate office structure. These initiatives have resulted in improved profitability as evidenced by an improvement in our restaurant level cash flow margins from 13.9% in 1997, to 17.6% in 1998, 18.4% in 1999 and 19.4% in the first three months of 2000.

   We have instituted an accelerated, but disciplined, growth plan, focused largely on further penetrating our existing markets. Since the beginning of 1998, we have opened ten new company-owned, full service restaurants. In 1999, we hired a Senior Vice President and Chief Development Officer with more than ten years of restaurant real estate experience to spearhead our expansion efforts. We plan to add ten additional company-owned restaurants in 2000, three of which we have already opened. We have five company-owned restaurants under construction and have signed leases covering the two remaining restaurants we plan to open in 2000. Our new restaurants typically experience lower operating margins in their first few months of operation due to operational inefficiencies, but are expected to achieve a level of operating performance similar to those of our mature restaurants after 90 days.

   In the second quarter of 2000, assuming an initial public offering price of $14.00 per share, we will take a one-time charge of approximately $1.8 million related to the prior grant of performance options to Frederick R. Hipp. With the filing of this registration statement, it becomes more likely than not that Mr. Hipp's performance options will become exercisable, which requires the charge for variable plan accounting purposes.

   Our revenues are comprised of restaurant sales, franchise royalties and other income. Our restaurant sales are comprised almost entirely of food and beverage sales. In 1999 and for the first three months of 2000, alcohol sales represented 5.3% of restaurant sales. Our franchise royalties and other revenues consist primarily of monthly royalty income and initial franchise fees.

   Cost of sales is composed of food, beverage and paper supply expenses. The components of costs of sales are variable and increase with sales volume. Labor costs include direct hourly and management wages, bonuses, taxes and benefits for restaurant employees. Direct and occupancy costs generally increase with sales volume but decline as a percentage of restaurant sales. Direct and occupancy costs include restaurant supplies, marketing costs, fixed rent, percentage rent, common area maintenance charges, utilities, real estate taxes, repairs and maintenance and other related costs.

   General and administrative costs include all corporate and administrative functions that support existing operations and provide infrastructure to facilitate our future growth. Components of this category include management, supervisory and staff salaries and related employee benefits, travel, information systems, training, corporate rent and professional and consulting fees. Depreciation and amortization principally includes depreciation on capital expenditures for restaurants. Pre-opening costs, which are expensed as incurred, consist of the costs of hiring and training the initial work force, travel, the cost of food used in training, marketing costs, the cost of the initial stocking of operating supplies and other direct costs related to the opening of a new restaurant.

   In calculating company-owned comparable restaurant sales, we include a restaurant in the comparable base once it has been open for 12 months. As of April 2, 2000, we had 66 company-owned restaurants which met this criteria.

Results of operations

   Our operating results for 1997, 1998 and 1999 and for the three months ended April 4, 1999 and April 2, 2000 are expressed as a percentage of revenues below, except for restaurant operating costs and expenses, which are expressed as a percentage of restaurant sales:

                                                                 Three Months
                                            Fiscal Year              Ended
                                         --------------------  -----------------
                                                               April 4, April 2,
                                         1997    1998   1999     1999     2000
                                         -----   -----  -----  -------- --------
                                                                  (unaudited)
Revenues:
  Restaurant sales.....................   99.4%   98.8%  98.7%   98.8%    98.9%
  Franchise and other revenues.........    0.6     1.2    1.3     1.2      1.1
                                         -----   -----  -----   -----    -----
    Total revenues.....................  100.0   100.0  100.0   100.0    100.0
Costs and expenses:
  Cost of sales........................   27.2    26.2   25.3    25.1     24.7
  Labor................................   36.0    35.5   36.0    36.1     35.8
  Direct operating and occupancy.......   22.9    20.7   20.3    20.5     20.1
                                         -----   -----  -----   -----    -----
    Total restaurant operating costs...   86.1    82.4   81.6    81.7     80.6
  General and administrative...........    9.9     8.3    7.3     7.8      7.4
  Depreciation and amortization........    4.9     4.5    4.6     4.9      4.7
  Pre-opening..........................    0.3     0.1    0.4     --       0.3
  Loss on impairment of property and
   equipment and restaurant closures...    6.0     0.1    0.1     --       3.8
                                         -----   -----  -----   -----    -----
Operating income (loss)................   (6.5)    5.6    7.0     6.6      4.1
Other income (expense):
  Bank financing fees..................    --      --    (0.6)    --       --
  Interest expense.....................   (0.6)   (2.4)  (1.9)   (2.3)    (1.6)
                                         -----   -----  -----   -----    -----
    Total other income (expense), net..   (0.6)   (2.4)  (2.5)   (2.3)    (1.6)
Income (loss) before income tax benefit
 (provision)...........................   (7.1)    3.5    4.6     4.3      2.5
Income tax benefit (provision).........   (0.2)    3.1   (1.5)   (1.5)    (0.9)
                                         -----   -----  -----   -----    -----
Net income (loss)......................   (7.3)%   6.3%   3.0%    2.8%     1.6%
                                         =====   =====  =====   =====    =====

Three months ended April 2, 2000 compared to three months ended April 4, 1999

   Total revenues. Total revenues increased by $6.3 million, or 15.2%, to $48.3 million in the first three months of 2000 from $41.9 million in the first three months of 1999 due to a $6.3 million increase in restaurant sales and a $59,000 increase in franchise and other revenues. The increase in restaurant sales was due to $3.5 million in sales from a full three months of operations for the five restaurants that opened in 1999, $642,000 in sales derived from the consolidation of our limited partnership restaurant and $2.7 million from comparable restaurant sales increases of 6.8%. This increase in restaurant sales was offset by the loss of revenue from two restaurants that closed in 1999. The increase in comparable restaurant sales was driven by increases in customer counts of approximately 4.7% and increases in the average guest check of approximately 2.1% compared to the first three months of 1999. Approximately one-half of the increase in the average guest check was due to price increases taken in 1999 and the remainder was due to modest shifts in our menu mix. Franchise and other revenue growth was due primarily to a full three months of operations for the seven new franchise restaurants that opened in 1999.

   Cost of sales. Cost of sales increased by $1.4 million, or 13.5%, to $11.8 million for the first three months of 2000 from $10.4 million for the first three months of 1999. Cost of sales as a percentage of restaurant sales decreased to 24.7% for the first three months of 2000 from 25.1% in the prior period. This reduction was primarily a result of lower commodity costs in produce and dairy compared to 1999 and increased operational efficiency.

   Labor. Labor increased by $2.1 million, or 14.2%, to $17.1 million for the first three months of 2000 from $15.0 million for the first three months of 1999. Labor as a percentage of restaurant sales decreased to 35.8% for the first three months of 2000 from 36.1% for the prior period. The decrease in labor was primarily due to lower restaurant level management wages as a percentage of sales resulting from higher weekly restaurant sales. Hourly labor as a percentage of sales increased to 21.3% for the first three months of 2000 from 21.2% of sales for the prior period.

   Direct operating and occupancy. Direct operating and occupancy increased by $1.1 million, or 12.8%, to $9.6 million for the first three months of 2000 from $8.5 million for the first three months of 1999. Direct operating and occupancy as a percentage of restaurant sales decreased to 20.1% for the first three months of 2000 from 20.5% from the prior period. The reduction was due primarily to higher net sales spread over relatively fixed restaurant level operating expenses.

   General and administrative. General and administrative increased by $300,000, or 9.2%, to $3.6 million for the first three months of 2000 from $3.3 million for the first three months of 1999. General and administrative as a percentage of total revenues decreased to 7.4% for the first three months of 2000 from 7.8% for the prior period. The dollar increase in general and administrative was primarily a result of higher travel and moving expenses related to manager relocations for our new restaurants and higher personnel costs related to new management positions. The decrease as a percentage of sales was due to the relatively fixed nature of many of our general and administrative expenses.

   Depreciation and amortization. Depreciation and amortization increased $224,000, or 10.9%, to $2.3 million for the first three months of 2000 from $2.1 million for the first three months of 1999. The increase was primarily due to the additional depreciation on the five new restaurants opened during 1999 and depreciation related to our new point of sales system that was implemented in all restaurants during fiscal year 1999.

   Pre-opening. Pre-opening was $136,000 for the first three months of 2000, and related to the three new restaurants that opened in April 2000. In 1999 we did not open our first restaurant until the end of May and therefore did not incur pre-opening expenses until the second quarter.

   Loss on impairment of property and equipment and restaurant closures. Loss on impairment of property and equipment and restaurant closures was $1.8 million in the first three months of 2000 related to the write-down of one restaurant in accordance with Financial Accounting Standards No. 121. In 1999 we did not write-down any of our restaurants.

   Interest expense. Interest expense decreased by $207,000, or 21.4%, to $761,000 for the first three months of 2000 from $968,000 for the first three months of 1999. The decrease was primarily a result of a lower debt balance due to payments made under our credit facility and a lower interest rate due to our new credit facility that was put in place in October 1999.

   Income tax benefit (provision). The income tax benefit (provision) for the first three months of 2000 and 1999 was based on annual effective tax rates applied to the income (loss) before income tax benefit (provision). The 35.0% tax rate applied to the first three months of 2000 comprises the federal and state statutory rates based on the annual estimated effective tax rate for 2000. The 33.9% tax rate applied to the first three months of 1999 comprises the federal and state statutory rates based on the annual estimated effective tax rate for 1999.

   Net income (loss). Net income decreased by $388,000, or 32.8%, to $796,000 for the first three months of 2000 from $1.2 million for the first three months of 1999. Net income as a percentage of revenues decreased to 1.6% for the first three months of 2000 from 2.8% in the prior period. The decrease was due to the $1.8 million write-down of one restaurant in accordance with Financial Accounting Standards No. 121.

1999 (52 weeks) compared to 1998 (53 weeks)

   Total revenues. Total revenues increased by $12.2 million, or 7.3%, to $179.2 million in 1999 from $167.0 million in 1998 due to an $11.9 million increase in restaurant sales and a $247,000 increase in franchise and other revenues. The increase in restaurant sales was due to $3.1 million in sales from a full year of operations for the two restaurants that opened in 1998, $7.3 million in sales derived from the five restaurants opened in 1999, and $6.5 million from comparable restaurant sales increases of 4.1%. This increase in restaurant sales was offset by two restaurant closures in 1999 and one restaurant closure in 1998, plus the impact of one additional week of sales in 1998 which contributed $3.4 million of revenue in 1998. The increase in comparable restaurant sales was driven by an increase in customer counts of approximately 1.9% and an increase in the average guest check of approximately 2.2% compared to 1998. The increase in average guest check was primarily due to price increases implemented in 1998 and 1999. Franchise and other revenue growth was due to seven new franchise restaurants that opened in 1999 and a full year of operations for the 12 franchise restaurants that opened in 1998.

   Cost of sales. Cost of sales increased by $1.5 million, or 3.6%, to $44.7 million in 1999 from $43.2 million in 1998. Cost of sales as a percentage of restaurant sales decreased to 25.3% in 1999 from 26.2% in 1998. This reduction was primarily a result of lower commodity costs in 1999 compared to 1998 and management's ongoing effort to reduce the cost of food products and improve margins.

   Labor. Labor increased by $5.2 million, or 8.8%, to $63.7 million in 1999 from $58.5 million in 1998. Labor as a percentage of restaurant sales increased to 36.0% in 1999 from 35.5% in 1998. The increase in labor was primarily due to higher restaurant level management wages as a result of our ongoing initiative to reduce management turnover. Hourly labor as a percentage of sales remained constant at 21.7% in 1999 and 1998.

   Direct operating and occupancy. Direct operating and occupancy increased by $1.7 million, or 4.9%, to $35.8 million in 1999 from $34.1 million in 1998. Direct operating and occupancy as a percentage of restaurant sales decreased to 20.3% in 1999 from 20.7% in 1998. The reduction was due primarily to higher net sales spread over relatively fixed restaurant level operating expenses.

   General and administrative. General and administrative decreased by $767,000, or 5.5%, to $13.1 million in 1999 from $13.9 million in 1998. General and administrative as a percentage of total revenues decreased to 7.3% in 1999 from 8.3% in 1998. The decrease was primarily a result of improved cost management initiatives related to certain insurance programs.

   Depreciation and amortization. Depreciation and amortization increased $691,000, or 9.2%, to $8.2 million in 1999 from $7.5 million in 1998. The increase was primarily due to the additional depreciation on the two new restaurants opened during the second half of 1998 and the five new restaurants opened in 1999.

   Pre-opening. Pre-opening increased by $529,000 to $763,000 in 1999 from $234,000 in 1998. The increase was due to the five new restaurants opened in 1999 compared to only two restaurants opened in 1998.

   Loss on impairment of property and equipment and restaurant closures. Loss on impairment of property and equipment and restaurant closures increased by $115,000 to $200,000 in 1999 from $85,000 in 1998. The increase was due to the write off of our old point of sale system. In 1999 we implemented new point of sale systems in all of our restaurant locations.

   Bank financing fees. Bank financing fees of $1.0 million represents the unamortized costs relating to our prior credit agreement, which were written off when we refinanced our senior credit facility in 1999.

   Interest expense. Interest expense decreased by $541,000, or 13.7%, to $3.4 million in 1999 from $3.9 million in 1998. The decrease was primarily a result of a lower debt balance due to payments made under our credit facility and higher interest earning cash balances.

   Income tax benefit (provision). The income tax benefit (provision) in 1999 and 1998 was based on annual effective tax rates applied to the income (loss) before income tax benefit (provision). The effective tax rate was 33.9% in 1999. In 1998, the income tax benefit differs from the expected income tax provision derived by applying the effective tax rate as a result of an offsetting reduction in the previously provided deferred income tax asset valuation allowance of $7.6 million.

   Net income (loss). Net income decreased by $5.2 million, or 49.0%, to $5.4 million in 1999 from $10.6 million in 1998. Net income as a percentage of revenues decreased to 3.0% in 1999 from 6.3% in 1998. The decrease was due to the income tax benefit received in 1998 as a result of the reduction in the previously provided deferred income tax asset valuation allowance of $7.6 million in 1998.

1998 (53 weeks) compared to 1997 (52 weeks)

   Total revenues. Total revenues increased by $6.6 million, or 4.1%, to $167.0 million in 1998 from $160.4 million in 1997. The one additional week of operations in 1998, contributed $3.5 million of the increased revenue in 1998, of which $3.4 million came from increased restaurant sales. The remainder of the increase in revenues was primarily attributable to a $2.1 million increase in restaurant sales and a $1.0 million increase in franchise and other revenues. The increase in restaurant sales was primarily attributable to comparable restaurant sales' increases of $9.2 million, or 6.1%, offset by the closure of three restaurants and the conversion of four restaurants to licensed locations in connection with the merger and leveraged recapitalization. The increase in comparable restaurant sales was driven by increases in customer counts of approximately 3.0% and an increase in average guest check of approximately 3.1% in 1998. Most of the increase in the average guest check was due to price increases taken in 1998. Franchise revenue growth was due to 12 new franchise restaurants that opened in 1998 and a full year of operations for the three franchise restaurants that opened in 1997.

   Cost of sales. Cost of sales decreased by $160,000, or 0.4%, to $43.2 million in 1998 from $43.4 million in 1997. Cost of sales as a percentage of restaurant sales decreased to 26.2% in 1998 from 27.2% in 1997. This reduction was a result of management's effort to reduce the cost of food products and improve margins through the renegotiation of many of our food vendor contracts.

   Labor. Labor increased by $1.2 million, or 2.1%, to $58.5 million in 1998 from $57.3 million in 1997 primarily due to one additional week of operations in 1998. Labor as a percentage of restaurant sales decreased to 35.5% in 1998 from 36.0% in 1997. The decrease in labor as a percentage of restaurant sales was primarily due to improvements in the management of hourly labor, which decreased to 21.7% of restaurant sales in 1998 from 22.1% in 1997. Management labor as a percentage of restaurant sales decreased to 7.4% in 1998 from 7.6% in 1997, primarily as a result of increased restaurant efficiencies and higher net sales.

   Direct operating and occupancy. Direct operating and occupancy decreased by $2.3 million, or 6.3%, to $34.2 million in 1998 from $36.5 million in 1997. Direct operating and occupancy as a percentage of restaurant sales decreased to 20.7% in 1998 from 22.9% in 1997. The reduction was due primarily to higher net sales spread over relatively fixed restaurant operating expenses and the closure of three restaurants and the conversion of four restaurants to licensed locations in connection with the merger and leveraged recapitalization.

   General and administrative. General and administrative decreased by $2.0 million, or 12.6%, to $13.9 million in 1998 from $15.9 million in 1997. General and administrative as a percentage of total revenues decreased to 8.3% in 1998 from 9.9% in 1997. The decrease was primarily a result of improved cost management in legal and consulting expenses of $840,000 and reduced travel and entertainment costs of $700,000.

   Depreciation and amortization. Depreciation and amortization decreased by $264,000, or 3.4%, to $7.5 million in 1998 from $7.8 million in 1997. The decrease was primarily due to the write-down of 12 restaurant locations in 1997 in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 121.

   Pre-opening. Pre-opening decreased by $211,000, or 47.4%, to $234,000 in 1998 from $445,000 in 1997. The decrease was due to a more disciplined approach to managing pre-opening expenses implemented by our new management team for the two restaurants we opened in 1998 compared to the two restaurants we opened in 1997.

   Loss on impairment of property and equipment and restaurant closures. Loss on impairment of property and equipment and restaurant closures decreased by $9.5 million to $85,000 in 1998 from $9.6 million in 1997. The decrease was due to the reserve for restaurant closure expenses related to one restaurant recognized in 1998 compared to the write-down of 12 restaurant locations in 1997 in accordance with Financial Accounting Standards No. 121.

   Interest expense. Interest expense increased by $3.0 million to $4.0 million in 1998 from $930,000 in 1997. The increase was a result of a full year of interest related to the borrowings incurred as of September 30, 1997 in connection with the merger and leveraged recapitalization transaction.

   Income tax benefit (provision). The income tax provision in 1998 and 1997 was based on annual effective tax rates applied to the income (loss) before income tax benefit (provision). In 1998, the income tax benefit differs from the expected provision for income taxes derived by applying the effective tax rate as a result of an offsetting reduction in the previously provided deferred income tax asset valuation allowance of $7.6 million. Prior to the merger and leveraged recapitalization in 1997, income taxes were filed on a consolidated basis with PepsiCo under a tax sharing agreement. Subsequent to the merger and leveraged recapitalization, the income tax provision in 1997 was adjusted because we established a valuation allowance equal to the net deferred tax asset. The valuation allowance was recorded due to uncertainty at the time of our ability to realize the benefit of the net deferred tax asset. In 1998, the valuation allowance was reduced as it became more likely than not that the benefit of the deferred tax asset would be realized based on our results of operations.

   Net income (loss). Net income increased by $22.2 million to $10.6 million in 1998 from a loss of $11.7 million in 1997. Net income as a percentage of revenues increased to 6.3% in 1998 from a negative 7.3% in 1997. The increase was due to the factors described above.

Potential fluctuations in quarterly results and seasonality

   Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors, changes in food costs, changes in labor costs, and weather conditions. In the past we have experienced significant variability in pre-opening costs from quarter to quarter. These fluctuations are primarily a function of the timing of restaurant openings. We typically incur the most significant portion of pre-opening costs associated with a given restaurant within the one month immediately preceding, and the month of, the opening of a restaurant. In addition, our experience to date has been that labor and direct operating and occupancy costs associated with a newly opened restaurant for the first three months of operation are often materially greater than what will be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Accordingly, the volume and timing of new restaurant openings in any quarter has had and is expected to continue to have a significant impact on quarterly pre-opening costs and labor and direct operating and occupancy costs. As a result of our plans to open new restaurants at an accelerated pace, we anticipate that we will experience significantly increased pre-opening costs, labor and direct operating and occupancy costs in 2000.

   Our business is also subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the summer months and winter holiday season. As a result, we expect our highest earnings to occur in those periods. As a result of all of these factors, results of any one quarter are not necessarily indicative of the results to be expected for any other quarter or for any year.

Liquidity and capital resources

   In recent years we have funded our capital requirements through cash flow from operations. In 1997, in order to fund the merger and leveraged recapitalization, Bruckmann, Rosser, Sherrill & Co., L.P. and its co-investors made a $25.0 million capital contribution to us and we entered into a $57.0 million credit facility, of which $49.0 million was drawn.

   For the first three months of 2000, net cash flows from operating activities were $2.2 million. Net cash flows from operating activities decreased from $15.0 million in 1998 to $13.6 million in 1999. The decrease from 1998 to 1999 was primarily due to the reduction of certain current liabilities partially offset by an increase in prepaid expenses and other current assets.

   For the first three months of 2000, net cash used in investing activities was $4.3 million. Net cash used in investing activities was $5.0 million in 1998 and $17.3 million in 1999. The increase from 1998 to 1999 was primarily due to the increase in the number of restaurant openings from two in 1998 to five in 1999. In addition, we spent approximately $3.3 million for our new point of sale system which was installed in all of our restaurants in 1999. We opened our first three new restaurants of 2000 in April and anticipate opening another seven restaurants this year. Capital expenditures consist primarily of construction of new restaurants and remodels of existing restaurants. In 1998, we incurred capital expenditures of approximately $7.5 million, of which $3.1 million was spent on new restaurants opened in 1998 and $2.2 million was spent on remodels. In 1999 we spent approximately $17.3 million on capital expenditures, of which approximately $7.7 million was spent on new restaurants opened in 1999, $2.1 million was spent on remodels and $3.3 million was spent on our new point of sales system. Total capital expenditures for 2000 are expected to be approximately $20.0 million, including $12.0 million which we expect to invest in the opening of new restaurants and $6.0 million which we expect to spend on remodels. Our capital expenditures for 1997 through 1999 were financed through internally generated funds and we expect our capital expenditures for 2000 to be financed through internally generated funds and the proceeds of this offering.

   For the first three months of 2000, cash used in financing activities was $9,000. Net cash used in financing activities increased from $1.0 million in 1998 to $5.2 million in 1999. The increase from 1998 to 1999 was due to an increase in payments on debt incurred in connection with the merger and leveraged recapitalization transaction. On September 30, 1997, we entered into a $57.0 million credit facility, a portion of which was used to fund the merger and leveraged recapitalization transaction. On October 29, 1999, we repaid all borrowings under that facility and replaced it with a new credit facility led by Bank of America, N.A. The new credit facility consists of a $25.0 million term loan and a $25.0 million revolving line of credit, of which we have drawn $15.0 million. Both the term loan and the revolving line of credit currently bear interest at a rate of LIBOR as of the date of borrowing plus 1.50% (currently, 8.14%). Under the terms of the credit agreement, the term loan must be repaid upon consummation of this offering. We also currently intend to repay all amounts outstanding under the revolving line of credit using proceeds from this offering.

   We believe that the proceeds from this offering, together with anticipated cash flows from operations and funds anticipated to be available from our credit facility, will be sufficient to satisfy our working capital and capital expenditures requirements for at least the next twelve months. Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses or other events may cause us to seek additional financing sooner than anticipated. Additional financing may not be available on acceptable terms, or at all. Failure to obtain additional financing as needed could have a material adverse effect on our business and results of operations.

Quantitative and qualitative disclosures about market risk

   Our market risk exposures are related to our cash and cash equivalents. We invest our excess cash in investment grade, highly liquid investments, consisting of money market instruments, bank certificates of deposit and short-term investments in commercial paper. We anticipate investing our net proceeds from this offering in similar investment grade and highly liquid investments pending their use as described in this prospectus. We do not feel these investments are subject to significant market risk. We have no derivative financial instruments or derivative commodity investments in our cash and cash equivalents and investments.

   Under our revolving credit facility, we will be exposed to market risk from changes in interest rates on borrowings which bear interest at the lending bank's reference rate or LIBOR plus a fixed percentage. Because we do not believe that the amount of borrowings under the revolving line of credit will be material to our operations, we do not believe this risk will be material. Primarily all of our transactions are conducted, and our accounts are denominated, in United States dollars. Accordingly, we are not exposed to foreign currency risk.

   Many of the food products purchased by us are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside our control. We believe that substantially all of our food and supplies are available from several sources, which helps to control food commodity risk. We believe we have the ability to increase menu prices, or vary the menu items offered, if needed in response to a food product price increase.

Inflation

   The primary inflationary factors affecting our operations are food and labor costs. A large number of our restaurant personnel are paid at rates based on the applicable minimum wage, and increases in the minimum wage directly affect our labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. We believe inflation has not had a material impact on our results of operations in recent years.

Preferred stock accretion

   In December 1997, we issued an aggregate of 10,000,001 shares of Series A 12 1/2% Cumulative Compounding Preferred Stock and 10,000,001 shares of Series B 13 1/2% Cumulative Compounding Preferred Stock as a stock dividend on our outstanding shares of common stock. In 1998, we sold an additional
151,769 shares of our Series A Preferred Stock and 151,769 shares of our Series B Preferred Stock at $1.91 and $1.47 per share, respectively. The Series A Preferred Stock is entitled to receive cash dividends of $0.2387 per annum and all dividends are cumulative, whether or not declared. Unpaid dividends accrue interest at 14.5% annually. The Series B Preferred Stock is entitled to receive cash dividends of $0.1983 per annum and all dividends are cumulative, whether or not declared. Unpaid dividends accrue interest at 15.5% annually. We may redeem the Series A and Series B Preferred Stock at a price equal to their liquidation value plus any unpaid and accrued dividends. There was no dividend accretion on the Series A and Series B Preferred Stock in 1997. Dividend accretion on the Series A and Series B Preferred Stock for 1998, 1999 and the first three months of 2000 was $4.5 million, $5.1 million and $1.5 million, respectively. At April 2, 2000, the carrying basis of the preferred stock was $45.4 million. Immediately upon the consummation of this offering, all outstanding shares of our preferred stock and the accrued and unpaid dividends thereon will automatically convert into a right to receive shares of our common stock and cash. We will use a portion of the proceeds from this offering to pay the cash amount due upon this conversion.

                                    BUSINESS

Overview

   California Pizza Kitchen is a leading casual dining restaurant chain in the premium pizza segment with a recognized consumer brand and an established, loyal customer base. We currently own, license or franchise 104 restaurants in 21 states, the District of Columbia, Guam and three foreign countries, of which 74 are company-owned and 30 operate under franchise or license arrangements. During our 15 years of operating history, we have developed strong brand awareness and demonstrated the appeal of our concept in a wide variety of geographic areas.

   Our restaurants feature our signature line of innovative premium pizzas, including our original best sellers, the BBQ Chicken Pizza and the Thai Chicken Pizza, and more recent creations such as the Philly Cheesesteak Pizza, Havana Chicken Pizza and Grilled Garlic Shrimp Pizza. We also serve a broad selection of distinctive pastas, salads, soups, appetizers and desserts, including our Chicken-Tequila Fettucine, BBQ Chicken Chopped Salad, Hearth-Baked Tortilla Spring Rolls and Key Lime Pie. Our restaurants, which feature an exhibition-style kitchen centered around an open-flame oven, provide a distinctive, casual dining experience which is family-friendly and has broad consumer appeal. We believe our restaurants, with an average guest check of approximately $10.50, provide an exceptional dining value and are recognized by consumers for offering a highly differentiated menu, with superior customer service.

   We intend to expand in other distribution channels by building upon our longstanding position as an innovator and leader in the premium pizza segment. For instance, our premium fast-casual California Pizza Kitchen ASAP concept provides a selection of the high quality, innovative menu items that we serve in our full service restaurants, and we may introduce distinctive items made specifically for the "grab and go" market. Host Marriott Services, our largest franchisee, operates 20 ASAP restaurants, primarily at airports throughout the United States. We expect to develop company-owned ASAP restaurants in a wide variety of venues, including regional shopping centers and high-traffic urban office areas and currently have two such restaurants under construction, both of which are scheduled to open in July 2000. We are also extending our leading brand position in the premium pizza segment through a strategic alliance with Kraft Pizza Company. Together, we have developed and are distributing a line of premium frozen pizzas through supermarkets and other retail outlets in selected markets.

History

   California Pizza Kitchen was formed in 1985 by Rick Rosenfield and Larry Flax, who combined fresh, distinctive ingredients on premium pizzas to create innovative tastes that consumers could easily identify with, yet had never previously associated with pizza. By May 1992, we were operating 23 California Pizza Kitchen restaurants in seven states including California, Hawaii, Georgia, Virginia, Illinois, Missouri, and Arizona. We had also licensed two California Pizza Kitchen restaurants to Mirage Resorts International in
Las Vegas. Through our efforts to raise capital to expand our concept across the United States, PepsiCo, Inc. became interested in our concept and purchased a controlling interest in our company in May 1992. We then embarked on an aggressive growth plan which strained our infrastructure, resulted in a number of management and operational changes, diverted our attention from the execution of our concept and led to disappointing operating results and financial performance. In the five-year period during which PepsiCo was our controlling shareholder, we opened 60 restaurants, including 43 in 1993 and 1994. At the end of 1996, PepsiCo decided that it would sell or divest all of its restaurant businesses, including California Pizza Kitchen.

   In September 1997, we consummated a series of transactions to effect a merger and leveraged recapitalization through which a group led by Bruckmann, Rosser, Sherrill & Co., L.P., an experienced restaurant investor, acquired a controlling interest in our company. As a result of these transactions, PepsiCo retained no ownership interest in our company. We hired a new management team led by Frederick R. Hipp, Chief Executive Officer and President, H.G. Carrington, Jr., Executive Vice President and Chief Financial Officer, and Frederick F. Wolfe, Senior Vice President Operations, with over 50 years of combined experience in the restaurant industry. The new management team, in conjunction with our co-founders, implemented a number of initiatives to restore and improve overall operations and financial performance. These initiatives included improving the food quality, customer service and overall dining experience at our restaurants, while simultaneously improving profitability. Specifically, we upgraded a number of our existing menu items by improving the quality of our ingredients, reduced the number of tables typically assigned to each server, and increased portion sizes, without increasing prices, to enhance our dining value. We also instituted programs calculated to attract, motivate, and retain quality management personnel, pursued cost reduction initiatives and extended our brand into new distribution channels. Finally, we embarked on a new, more disciplined restaurant expansion program.

   These improvements have enabled us to attract a loyal base of customers and to achieve company-owned comparable restaurant sales increases of 6.1% in 1998, 4.1% in 1999 and another 6.8% in the first three months of 2000. Our restaurant-level cash flow margins improved from 13.9% in 1997, to 17.6% in 1998, 18.4% in 1999, and 19.4% in the first three months of 2000. Our new management team also restructured our corporate organization, resulting in a decrease in corporate general and administrative expenses from $15.9 million or 9.9% of total revenues in 1997 to $13.1 million or 7.3% of total revenues for 1999. We believe that our quality-enhancing initiatives, coupled with improved cost controls and operating efficiencies, have greatly strengthened our concept and our organization.

Our concept and business strategy

   Our objectives include continuing to build our brand awareness and customer loyalty, and extending our leadership position in the casual dining and premium pizza segments. We intend to utilize the strategies discussed below to achieve these objectives.

   Offer high quality, innovative menu items. Our restaurants feature menu items that use imaginative toppings and showcase recipes that capture tastes and flavors that customers readily identify, but do not typically associate with pizza, pasta or salads. While we do offer traditional menu items, we believe the success of our concept is due to our ability to interpret food trends on our platform of pizza, pasta, salads and appetizers, and to offer items that appeal to a variety of tastes. For instance, our menu includes numerous items incorporating Asian influences (Thai Chicken Pizza, Kung Pao Spaghetti and Oriental Chicken Salad with Crispy Angel Hair Pasta), Southwestern influences (Santa Fe Chicken Pizza, Chicken-Tequila Fettucine and Sedona White Corn Tortilla Soup), and California cuisine (Goat Cheese with Roasted Peppers Pizza and White Balsamic Provencal Salad with Feta Cheese and Sun-Dried Tomatoes). We use high quality ingredients, including imported Italian tomatoes and pastas, imported Kalamata olives, Japanese eggplant, black tiger shrimp, imported cheeses and exotic lettuces and other fresh produce.

   Provide an excellent dining value with broad consumer appeal. We offer large portions of innovative, high quality food, superior service and a sophisticated yet casual atmosphere, all for an average guest check of approximately $10.50. We believe this price-to-value relationship differentiates us from our competitors, many of whom have significantly higher average guest checks, and allows us to appeal to a broad group of consumers. In addition to attracting families and groups, our restaurants feature counter seating around the open kitchen, which is popular with single diners. Our restaurants are popular during both the day and evening hours as evidenced by our nearly equal split between lunch and dinner sales. We believe that our diverse menu, which incorporates a wide array of both traditional and multi-ethnic flavors and ingredients, further enhances our broad appeal by accommodating groups with varied tastes or cravings. Our guests dine in a clean, high energy environment that vividly displays the colorful ingredients used in the preparation of our menu items, many of which are prepared in our signature open-flame ovens which cook with intense heat to sear in our distinctive flavors. In addition, the redesigned decor used in our new and remodeled restaurants gives them a softer, more comfortable look and further refines our "sophisticated yet casual" ambience.

   Build awareness of the California Pizza Kitchen brand. We believe that California Pizza Kitchen is a brand that has traditionally been associated with high quality, innovative food items, superior customer service and a strong price-to-value relationship. We also believe that many of our original recipes, including the BBQ Chicken Pizza and Thai Chicken Pizza, are closely associated with the California Pizza Kitchen brand name. The design features of our trademarked yellow, black and white logo are intended to further enhance our brand awareness. We have promoted awareness of the California Pizza Kitchen brand through innovative marketing and public relations programs, including the California Pizza Kitchen cookbooks and various local and national media events. We intend to continue to expand our brand awareness through the use of multiple distribution channels, including our ASAP fast-casual concept and our premium frozen pizzas. We also intend to pursue additional strategic alliances with large, well-established partners, similar to our relationships with Kraft Pizza Company and Host Marriott Services.

   Pursue disciplined restaurant growth. Our new management team adheres to a disciplined expansion strategy, focused primarily on existing markets and the limited development of additional franchise restaurants. In late 1999, we hired Tom N. Jenneman, with more than ten years of restaurant real estate experience, as our Senior Vice President and Chief Development Officer to spearhead our development efforts. We opened five company-owned, full service restaurants in 1999 and intend to open ten company-owned restaurants in 2000, seven of which will be full service restaurants and three of which will be ASAP restaurants. Thus far in 2000, we have opened three full service restaurants and have begun construction on five other company-owned restaurants, including two ASAP restaurants. Our largest franchisee, Host Marriott Services, which currently operates 20 ASAP restaurants, has plans to open four new ASAP restaurants in 2000, three of which have already opened.

   Maintain strong unit economics. For 1999, sales for our 66 full service restaurants open for the entire year averaged $2.6 million and generated average restaurant-level pre-tax cash flow of $496,000 or 19.2% of restaurant sales. Our cash investment per full service restaurant, net of landlord contributions, is expected to average $1.4 million, excluding pre-opening costs, which are anticipated to be approximately $150,000 per restaurant. We believe that our cash flow margins and return on investment for our company-owned ASAP restaurants will be comparable to those of our full service restaurants.

   Provide superior customer service. We enjoy significant repeat business as evidenced by an in-store survey conducted during July 1999, in which 92% of the over 23,000 respondents indicated that they intended to eat at a California Pizza Kitchen restaurant again. We view the personal interaction of our employees with our customers as an integral part of this success. We have developed and fostered an organizational culture we refer to as R.O.C.K. (Respect, Opportunity, Communication and Kindness). We believe that our culture, together with a highly evolved training program for our servers, kitchen staff and management, leads to a superior customer experience. We also believe that maintaining a work force consisting of qualified and motivated employees is critically important to our ability to do so. We encourage our employees to share a sense of ownership and mission with management and believe that an employee-oriented culture creates a sense of pride in our company and our menu items and helps to ensure superior execution at the restaurant level.

Growth strategies

   We believe that we are extremely well-positioned to grow our concept and brand through several channels simultaneously, including company-owned restaurants, franchised restaurants, and retail and other non-traditional channels. In 2000, we intend to open ten company-owned restaurants, seven of which will be full service restaurants and three of which will be ASAP restaurants. Our franchisees have advised us that they intend to open an aggregate of six or seven restaurants in 2000.

   Full service restaurants. Our full service restaurant concept has been our core business unit and our primary source of growth historically, and we anticipate that it will be our primary source of expansion in the near term. We have adopted a manageable growth strategy and intend to develop many of our new restaurants in our existing markets to gain operational efficiencies, enhance convenience for our customers, and increase brand awareness. Our site selection criteria for new full service restaurants is flexible and allows us to adapt to a variety of locations, including regional shopping malls, retail and entertainment centers, in-line shopping centers, office buildings and free-standing buildings. Our growth strategy incorporates a market penetration or cluster strategy which we believe enhances convenience and ease of access for our customers and results in significant repeat business.

   Company ASAP restaurants. We currently franchise a total of 21 ASAP restaurants, of which 20 are franchised by Host Marriott Services. Two company-owned ASAP restaurants are currently under construction. We intend to increase the development of company-owned ASAP restaurants as part of our strategy to provide our customers with access to California Pizza Kitchen in a convenient, fast-casual environment. In addition to our signature menu items, we may introduce other items designed specifically for the "grab and go" nature of our ASAP concept. Our company-owned ASAP menus will generally provide ten to 15 pizza varieties, as well as salads, sandwiches, appetizers, and desserts. Our ASAP restaurants are designed to be 2,000 to 3,000 square feet in size, and include seating for 50 to 60 customers. In addition to accommodating customers desiring to order and eat in, the concept caters to customers wishing to order and take out, or pre-order and pick up. We believe that our ASAP restaurants will be successful in regional shopping centers, high density urban office and retail centers, entertainment centers, transportation centers including airports, and similar venues.

   Franchise channels. Although our main focus will be on company-owned domestic expansion, we believe that franchise development will complement our growth strategy. Our principal growth in franchise operations is expected to occur through the development of new restaurants by existing franchisees. We also intend to pursue the limited development of additional franchise relationships with quality-conscious partners that operate in specialized segments of the restaurant industry or in targeted international territories and that possess the expertise and resources to execute the development of new restaurants on a large scale. This will allow us to introduce our concepts into specialized food service areas (e.g., college campuses and in-house business accounts) and select international locations which we would not otherwise pursue, since we believe that the best use of our internal resources is company-owned domestic expansion. Similarly, we have chosen not to pursue relationships with franchisees which would involve only a limited number of restaurants in a limited territory since we believe that this would consume too much of our time and attention for the return we would expect to achieve.

   Alternative retail channels. We have entered into a strategic alliance with Kraft Pizza Company to manufacture and distribute a line of California Pizza Kitchen premium frozen pizzas in the United States and Canada. Currently, Kraft distributes our pizzas in supermarkets in Atlanta, Las Vegas, Phoenix, the San Francisco Bay area, Sacramento and the greater Southern California area, including Los Angeles and San Diego. Kraft intends to expand the markets in which our frozen pizzas are distributed, with an initial focus on those markets in which our restaurants are located. We are strategically positioning our pizzas to attract not only the typical purchaser of a premium frozen pizza, but also to tap into the potentially huge home meal replacement market by attracting the attention of the quality-oriented supermarket shopper who is not presently a consumer of frozen pizza. We are also investigating the potential for selling our premium frozen pizzas in alternative settings.

   Take-out and delivery services. We offer take-out and/or delivery services in each of our restaurants. Our new restaurants are designed to accommodate this growing segment of our business and typically have separate take-out order windows and waiting areas and, in most cases, a separate cashier. Our goal is to capture a greater share of this market and maximize our revenue-generating opportunities by developing a more customer-friendly, operationally-efficient take-out and delivery service. We generally use independent third parties to provide our delivery services. In 1999, take-out and delivery sales comprised approximately 16.4% of our total restaurant sales. For the first three months of 2000, our take-out and delivery sales accounted for approximately 17.7% of our restaurant sales.

Unit level economics

   For 1999, sales for our 66 full service restaurants open for the entire year averaged $2.6 million and generated restaurant-level pre-tax cash flow of $496,000 or 19.2% of restaurant sales. Our prototype full service restaurant is approximately 4,800 to 5,000 square feet. Our average cash investment, net of landlord contributions, was approximately $1.4 million for the ten restaurants opened since 1998, excluding pre-opening costs which averaged approximately $147,000 per restaurant. We expect that in the future our cash investment, net of landlord contributions, will average approximately $1.4 million, excluding pre-opening costs, which are anticipated to be approximately $150,000 per restaurant.

   Our ASAP restaurants will generally be in the range of 2,000 to 3,000 square feet. We estimate that future ASAP restaurants, net of landlord contributions, will generally cost approximately $750,000 and that pre-opening expenses will average approximately $75,000. We believe that our cash flow margins and return on investment for our company-owned ASAP restaurants will be comparable to those of our full service restaurants.

Menu

   We continuously experiment with food items and flavor combinations in an attempt to create selections that are innovative and capture distinctive tastes. We first applied our innovative approach to creating and defining a new category of pizza--the premium pizza. For example, our signature creation, the Original BBQ Chicken Pizza, utilizes barbecue sauce instead of tomato sauce, and adds toppings of marinated chicken breast, smoked gouda and mozzarella cheeses, sliced red onion and fresh cilantro. Our Original Thai Chicken Pizza is created with a base of spicy, peanut-ginger and sesame sauce, and topped with marinated chicken breast, mozzarella cheese, roasted peanuts, green onions, bean sprouts, julienne carrots and fresh cilantro. Our other innovative pizzas include the Philly Cheesesteak Pizza, Grilled Garlic Shrimp Pizza, Rosemary Chicken-Potato Pizza and B.L.T. Pizza.

   We have broadened our menu beyond pizza to include pastas, salads, soups, appetizers and desserts, and we strive to bring the same level of creativity and innovation involved in developing our pizzas to our entire menu. Among our other signature menu items are Tequila-Chicken Fettucine which captures Southwestern flavors in a rich tequila-lime and jalapeno cream sauce, our BBQ Chicken Chopped Salad which uses both barbecue sauce and garden-herb ranch dressing, Oriental Chicken Salad with Crispy Angel Hair Pasta, and our hearth-baked Tortilla Spring Roll Appetizers which are sprinkled with parmesan cheese and baked in our pizza ovens. The Spring Rolls include such flavors as the Bangkok BBQ Chicken with grilled chicken breast, carmelized onions, smoked gouda and mozzarella cheeses, fresh cilantro, and our Bangkok BBQ sauce served with a side of horseradish cream sauce, and the recently introduced Baja Chicken with grilled lime chicken breast, roasted corn and black bean relish, Monterey jack and cheddar cheeses, fire-roasted mild chiles, red onions and fresh cilantro served with a side of guacamole.

   Our menu is also designed to satisfy customers who seek traditional, American-style, tomato sauce-based pizza or authentic, Italian-style Neapolitan pizza. For the traditionalist, we offer a variety of items such as the Mushroom, Pepperoni and Sausage Pizza, the Fresh Tomato, Basil and Garlic Pizza, and the Sweet and Spicy Italian Sausages Pizza which combines sweet Italian sausage and grilled spicy Italian sausage, a tomato sauce base, roasted red and yellow peppers and mild onions. Our Neapolitan pizzas are prepared on a thin, crisp crust and include our Classic Margherita Pizza with imported tomatoes, fresh mozzarella, fresh basil and parmesan cheese and our Rustica Pizza made with imported tomatoes, fresh mozzarella, garlic, crushed chilies, capers and Mediterranean olives. Our menu similarly accommodates traditional tastes in pastas and salads, with a wide variety of tomato sauce-based pastas and our high quality versions of popular salads, including our Caesar Salad and Original Chopped Salad.

   All of our menu items are prepared to order in our full service restaurants. This reinforces our customers' confidence in the freshness and quality of our preparations as well as allows us to customize any dish to accommodate specific dietary or taste preferences.

   Our menu is continuously evolving to track the increasingly discriminating and sophisticated palate of the American public. We review the sales mix of our menu items and replace lower selling items in each category with new menu items once or twice a year. Because of our ability to quickly change our menu, we believe that we are able to meet our customers' changing tastes and expectations. Our entrees range in price from $6.99 to $11.99 and our average guest check is currently approximately $10.50 including alcoholic beverages. We offer a variety of wines by the bottle or the glass, as well as bottled and tap beers, primarily to complement our menu offerings.

Current restaurant locations

   We currently own 74 restaurants in 17 states and the District of Columbia. We franchise or license our concept to other restaurant operators including:
Host Marriott Services, which operates 20 ASAP restaurants; Mirage Resorts, which operates two full service Las Vegas casino restaurants; a franchisee, which operates one full service restaurant in Texas; a franchisee, which operates one ASAP restaurant in California; and two franchisees, which currently operate a total of six full service restaurants in Singapore, Malaysia, the Philippines, and Guam.

                                          Franchised/Licensed Franchised
                           Company-Owned     Full service        ASAP
   Region                  Restaurants(1)     Restaurants     Restaurants Total
   ------                  -------------- ------------------- ----------- -----
   Domestic
   Arizona................        2                --               1        3
   California.............       35                --               7       42
   Colorado...............        1                --              --        1
   Florida................        3                --               3        6
   Georgia................        3                --              --        3
   Guam...................       --                 1              --        1
   Hawaii.................        3                --              --        3
   Illinois...............        5(2)             --              --        5
   Indiana................       --                --               1        1
   Maryland...............        3                --              --        3
   Massachusetts..........        3                --              --        3
   Michigan...............        1                --              --        1
   Minnesota..............       --                --               1        1
   Missouri...............        1                --               2        3
   Nevada.................       --                 2              --        2
   New Jersey.............        1                --              --        1
   New York...............        4                --               1        5
   North Carolina.........       --                --               2        2
   Pennsylvania...........        1                --              --        1
   Texas..................        4                 1              --        5
   Virginia...............        2                --               3        5
   Washington.............        1                --              --        1
   Washington, D.C........        1                --              --        1

   International
   Singapore..............       --                 2              --        2
   Malaysia...............       --                 1              --        1
   The Philippines........       --                 2              --        2
                                ---               ---             ---      ---
     Totals...............       74                 9              21      104

--------
(1) All of our company-owned restaurants are full service.

(2) Includes one restaurant in the Chicago area in which we are the general partner and own approximately 70% of the total partnership interests.

Expansion strategy and site selection

   Our restaurant expansion strategy focuses primarily on further penetrating existing markets. This clustering approach enables us to increase brand awareness and improve our operating and marketing efficiencies. For example, clustering also enables us to reduce costs associated with regional supervision of restaurant operations and provides us with the opportunity to leverage marketing costs over a greater number of restaurants. We also believe this approach reduces the risks involved with opening new restaurants given that we better understand the competitive conditions, consumer tastes, demographics and discretionary spending patterns in our existing markets. In addition, our ability to hire qualified employees is enhanced in markets in which we are well known.

   We believe that our site-selection strategy is critical to our success and we devote substantial effort to evaluating each potential site at the highest levels within our organization. We identify areas within our target markets that meet our demographic requirements, focusing on daytime and evening populations, shopping patterns, availability of personnel and household income levels. We will presently only consider expanding to new markets that will meet our strict demographic criteria. Our site selection criteria are flexible given that we operate restaurants in regional shopping malls, in-line shopping centers, retail and entertainment centers, free-standing buildings in commercial and residential neighborhoods, office buildings and hotels. Our prototype full service restaurant is approximately 4,800 to 5,000 square feet and has 150 seats. However, we have the ability to operate a full service restaurant in less than 4,000 square feet, particularly if we are able to secure additional patio seating. While our ASAP restaurants are primarily being operated in airports, we believe they could also be successful in a variety of additional venues including regional shopping centers, high density urban locations, office kiosks, food courts, stadiums, and other similar locations. Currently we have two company-owned ASAP restaurants under construction at shopping malls in the San Francisco Bay area. Our company-owned ASAP restaurants will generally be 2,000 to 3,000 square feet and have dedicated in-restaurant seating which will allow our customers to either dine in or take out.

   Our full service restaurants will continue to represent the majority of our growth in the near-term. We expect to open ten new restaurants in 2000, including seven full service restaurants and three ASAP restaurants. Thus far in 2000, we have opened three full service restaurants and have begun construction on five other company-owned restaurants, including two ASAP restaurants. We have signed leases covering the two remaining restaurants we plan to open in 2000.

   Host Marriott Services has advised us that it anticipates opening four additional ASAP restaurants in 2000, three of which have already opened. One of our other domestic franchisees has requested approval to open one full service restaurant in California in 2000. Our two other franchisees currently operate a total of six full service restaurants, two in the Philippines, two in Singapore, one in Guam and one in Malaysia.

   With the exception of the five sites for which we own the real estate, we operate our restaurants under leases. We do not intend to purchase real estate for any of our sites in the future. We believe that the flexibility of our two formats (full service and fast-casual), both of which offer high quality casual dining menu items, provides us with a competitive advantage in securing sites. We have several long-standing relationships with major mall developers and owners, and are therefore afforded the opportunity to negotiate multiple location deals. Our two formats provide us with a great deal of flexibility in these negotiations since these concepts are suitable for a wide variety of venues and lend themselves to a broad range of sizes and footprints.

Marketing

   Our marketing strategy focuses on communicating the California Pizza Kitchen brand through many creative and non-traditional avenues. As the innovators of a new and exciting food product, we continue to benefit from national media attention which we believe provides us with a significant competitive advantage. Rick Rosenfield and Larry Flax, our co-founders, currently serve as the focal point of our public relations and media efforts. They have been the subject of a national print and television campaign sponsored by American Express and appeared in a recent People magazine article. In addition, we have been featured on the Today Show for three years in a row during national pizza month, and have been the subject of feature stories appearing in Forbes, Business Week, The Wall Street Journal and USA Today. We appear periodically on The

Food Channel, have been featured on The Oprah Winfrey Show and NBC's Later Today show and we have received unsolicited rave reviews from Rosie O'Donnell about our pizza on her show. For added exposure, we seek to obtain placement for our products and restaurants in movies and television shows.

   We also engage to a limited extent in paid advertising for individual restaurant locations, including billboards, newspaper ads and radio. We utilize a variety of printed marketing materials, including restaurant location brochures, hotel concierge cards, take-out menus and direct mailings. During 1999, we spent an aggregate of 1.2% of restaurant sales on marketing efforts. We expect to continue investing approximately 1.0% to 1.5% of restaurant sales in marketing efforts in the future, primarily in connection with the opening of new restaurants.

   We use the openings of our new restaurants as opportunities to reach out to the media. Our openings are often featured on live local television and radio broadcasts and receive coverage in local newspapers. We employ a variety of marketing techniques in connection with our new restaurant openings, including concierge parties, and invitations to media personalities and community leaders. In addition, our openings are generally associated with a charitable event.

   Our involvement in the community does not end once we have opened a restaurant. In each of the markets in which we operate, we continuously engage in a variety of charitable and civic causes and donate food and services on an on-going basis. We have developed two cookbooks and have donated all of our proceeds to worthwhile children's charities. These cookbooks are sold at our restaurants, through national bookstore chains and through on-line retailers.

   We recently formed the CPK Foundation as a California non-profit public benefit corporation. The Foundation will support designated children's charities in the markets in which we operate. We intend to fund the Foundation by contributing a portion of the selling price of each BBQ Chicken Pizza we sell on a system-wide basis.

Operations

   Restaurant management. We currently have 13 regional directors who report to our Senior Vice President Operations. Each regional director oversees three to eight restaurants and supervises the general manager for each restaurant within his or her area of control. The typical full service restaurant management team consists of a general manager, who oversees the entire operation of the restaurant, an assistant general manager, a kitchen manager and an assistant manager. Additionally, depending upon the size and sales volume of a restaurant, we may also employ an assistant kitchen manager or a second assistant manager in the dining area. Most of our full service restaurants employ approximately 50 to 75 hourly employees, many of whom work part-time. The general manager of each restaurant is responsible for the day-to-day operation of that restaurant, including hiring, training and development of personnel, as well as operating results. The kitchen manager is responsible for product quality, food costs and kitchen labor costs. Our full service restaurants are generally open Sunday through Thursday from 11:00 a.m. until 10:00 p.m., and on Friday and Saturday from 11:00 a.m. until 11:00 p.m.

   Training. We strive to maintain quality and consistency in each of our restaurants through the careful training and supervision of personnel and the establishment of, and adherence to, high standards relating to personal performance, food and beverage preparation and maintenance facilities. We provide all new employees with complete orientation and training for their positions to ensure they are able to meet our high standards. Each location has certified trainers who provide classroom and on-the-job instruction. Employees are certified for their positions by passing a series of tests and evaluations. New restaurant managers are trained over a nine-week period at a certified training restaurant. Training includes service, kitchen and management responsibilities. An extensive series of interactive modules and on-line quizzes are used in conjunction with on-the-job training. Newly trained managers are then assigned to their home restaurant where they spend one additional training week with their general manager. We place a high priority on our continuing management development programs in order to ensure that qualified managers are available for our future openings. In addition we have detailed written operating procedures, standards, and controls, food quality assurance systems, and safety programs. Once a year we hold a general manager conference in which all of our general managers receive additional training on financial information, food preparation, hospitality and other relevant topics.

   When we open a new restaurant, we provide varying levels of training to each type of employee as is necessary to ensure the smooth and efficient operation of a California Pizza Kitchen restaurant from the first day it opens to the public. Approximately two weeks prior to opening a new restaurant, our dedicated training/opening team travels to the location to begin intensive seven-day per week training of all new employees for that restaurant. Our training teams stay on site during the first two weeks of operation. We believe this additional investment in our new restaurants is important since it helps us provide our customers with a quality dining experience from day one. We also make on-site training teams available when our franchisees open new restaurants. After a restaurant has been opened and is operating smoothly, the general manager supervises the training of new employees.

   Recruiting and retention. We seek to hire experienced general managers and staff. We support our employees by offering competitive wages, competitive benefits including a 401(k) plan and salary deferral plan, both with a discretionary match, medical insurance for all of our employees, including part-time workers, generous discounts on dining, and, effective upon completion of this offering, an employee stock purchase plan which will allow all employees who have worked for us for at least a year and who work a minimum of 20 hours per week to participate.

   We attempt to motivate and retain our employees by providing them with opportunities for increased responsibilities and advancement, as well as performance-based cash incentives tied to sales, profitability and qualitative measures such as our mystery shoppers, who anonymously evaluate individual restaurants. Our most successful general managers are eligible for promotion to senior general manager status and are entitled to receive more lucrative compensation packages based on various performance criteria. We believe we also enjoy the recruiting advantage of offering our general managers restaurants that are easier to manage because they are generally smaller than those of our competitors, have hours that typically do not extend late into the night, and generally do not require management of a separate bar business. We believe these advantages offer our managers an excellent quality of life compared to many of our competitors.


   Customer satisfaction. Customer satisfaction is of extreme importance to us. To that end, we routinely solicit and analyze our customers' opinions through periodic surveys of 20,000 to 25,000 randomly-selected guests. The mystery shopper program is also an important tool in our quality control efforts from both a food quality and customer service perspective.

Restaurant franchise and licensing arrangements

   Our largest franchisee, Host Marriott Services, operates 20 California Pizza Kitchen ASAP restaurants, primarily in airports, throughout the United States under a development and franchise arrangement. Mirage Resorts operates two full service California Pizza Kitchen restaurants in high-profile resorts in Las Vegas, Nevada. We also have a franchisee operating one full service restaurant in San Antonio, Texas, a franchisee operating one ASAP restaurant in Thousand Oaks, California, an international franchisee operating three full service franchised restaurants in Singapore and Malaysia, and another franchisee operating three full service franchised restaurants in the Philippines and Guam. During 2000, we expect Host Marriott Services to open four ASAP restaurants, three of which have already opened, and our other franchisees to open two or three additional full service restaurants, two of which have already opened.

   Our development agreement with Host Marriott Services grants it limited exclusive rights to open new ASAP restaurants in airports, in travel plazas along toll-roads and in mall food court locations; however, any location proposed by Host Marriott Services is subject to approval by us in our sole discretion. If Host Marriott Services determines not to submit a bid or proposal for a new airport, or travel plaza or mall location or determines not to include us in the proposal or bid, we are free to bid ourselves or to license another party to operate an ASAP in that location. Under our agreement, Host Marriott Services may only develop a franchised restaurant in a mall when it obtains a master concessionaire agreement with the landlord to provide all food services within the food court or other multiple-concept area. Once we have agreed to Host Marriott Services' development of an ASAP restaurant in an airport or travel plaza location, we may not license or operate a full service restaurant ourselves at those locations. There is no corresponding prohibition with respect to mall locations.

   Host Marriott Services retains its limited exclusive rights for the development of ASAP restaurants until May 2003, after which it may continue our agreement for three additional terms which ultimately expire in 2018. We have the right to terminate the agreement if Host Marriott Services does not open 25 restaurants by May 2003. Host Marriott Services pays an initial franchise fee of $20,000 for each ASAP restaurant at a new location and $10,000 for each additional ASAP restaurant at an existing location, and continuing royalties at rates of 5% to 5.5% of gross sales. The Host Marriott Services franchise agreements typically terminate at the same time as Host Marriott Services' concessionaire agreement to operate at an airport or mall.

   Our territorial development agreements with our other franchisees grant them the exclusive right to an identified territory subject to meeting development obligations. Our basic franchise agreement with these franchisees generally requires payment of an initial fee of between $55,000 and $65,000 for a full service restaurant, as well as continuing royalties at a rate of 5% to 6% of gross revenue. Most of our franchise agreements contain a ten- or 20-year term.

Agreement with Kraft Pizza Company

   We have entered into a strategic alliance with Kraft Pizza Company to manufacture and distribute a line of California Pizza Kitchen premium frozen pizzas in the United States and Canada. Kraft currently makes and distributes frozen versions of seven of our pizzas: the Five Cheese Pizza, BBQ Chicken Pizza, Garlic Chicken Pizza, Rosemary Chicken-Potato Pizza, Portabello Mixed Mushroom Pizza, Southwestern Chicken Pizza, and Thai Chicken Pizza. Our frozen pizzas are currently sold in supermarkets in Atlanta, Las Vegas, Phoenix, the San Francisco Bay area, Sacramento and the greater Southern California area, including Los Angeles and San Diego. We intend to expand our distribution area to include additional selected markets, with an initial focus on those markets in which our restaurants are located. We are also investigating the potential for selling our premium frozen pizza in alternative settings.

Management information systems

   All of our restaurants use computerized management information systems, which are designed to improve operating efficiencies, provide corporate management timely access to financial and marketing data, and reduce restaurant and corporate administrative time and expense. Our restaurant systems include a point-of-sale system which facilitates the movement of customer food and beverage orders from the dining areas to the appropriate menu item preparation area within the restaurant. The data captured by our restaurant level systems include restaurant sales, cash and credit card receipts, quantities of each menu item sold, customer counts and daily labor expense. This information is generally transmitted to the corporate office daily. Each week, every restaurant prepares a flash profit and loss statement that is compared to budget and the prior year.

   Our corporate information systems provide management with operating reports that show restaurant performance comparisons with budget and prior year results both for the current accounting period and year-to-date. These systems allow us to closely monitor restaurant sales, cost of sales, labor expense and other restaurant trends on a daily, weekly and monthly basis. We believe these systems will enable both restaurant and corporate management to adequately manage the operational and financial performance of our restaurants as necessary to support our planned expansion.

Purchasing

   Our purchasing staff procures all of our food ingredients, products and supplies. We seek to obtain the highest quality ingredients, products and supplies from reliable sources at competitive prices. To that end, we continually research and evaluate various food ingredients, products and supplies for consistency and compare them to our detailed specifications. Specific qualified manufacturers and growers are then inspected and approved for use. This process is repeated at least once a year. To maximize our purchasing efficiencies and obtain the lowest possible prices for our ingredients, products and supplies, while maintaining the highest quality, our centralized purchasing staff generally negotiates all prices in one of two formats: (a) fixed price contracts generally with terms of between one month to one year or (b) based on monthly commodity pricing formulas.

   In order to provide the freshest ingredients and products, and to maximize operating efficiencies between purchase and usage, each restaurant's kitchen manager determines its daily usage requirements for food ingredients, products and supplies. The kitchen manager orders accordingly from approved local vendors and our national master distributor. The kitchen managers also inspect all deliveries daily to ensure that the items received meet our quality specifications and negotiated prices. We believe that competitively priced, high quality alternative manufacturers, vendors, growers and distributors are available should the need arise.

Employees

   As of the date of this prospectus, we have approximately 5,000 employees, including 70 employees located at our corporate headquarters. Our employees are not covered by any collective bargaining agreement. We consider our employee relations to be very good.

Competition

   The restaurant industry is intensely competitive. We compete on the basis of the taste, quality and price of food offered, customer service, ambience, location and overall dining experience. We believe that our concept, attractive price-value relationship and quality of food and service enable us to differentiate ourselves from our competitors. Although we believe we compete favorably with respect to each of these factors, many of our direct and indirect competitors are well-established national, regional or local chains and some have substantially greater financial, marketing, and other resources than we do. We also compete with many other restaurant and retail establishments for site locations and restaurant level employees. The packaged food industry is also intensely competitive.

Properties

   Our corporate headquarters are located in Los Angeles, California. We occupy this facility under a lease which terminates in August 2002, with an option to extend until August 2007. We lease the majority of our restaurant facilities, although we own our restaurants in: Alpharetta, Georgia; Grapevine, Texas; Scottsdale, Arizona; Schaumberg, Illinois; and one location in Atlanta, Georgia. The majority of our leases are for ten- or fifteen-year terms and include options to extend the terms. The majority of our leases also include both minimum rent and percentage-of-sales rent provisions.

Trademarks

   Our registered trademarks and service marks include, among others, the word mark "California Pizza Kitchen" and our stylized logo set forth on the front and back pages of this prospectus. We have registered all of our marks with the United States Patents and Trademark Office. We have registered our most significant trademarks and service marks in 22 foreign countries, in addition to the Benelux Customs Union and the European Union. In order to better protect our brand, we have also registered our ownership of the Internet domain names "www.cpk.com" and "www.californiapizzakitchen.com". We believe that our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant concepts. We have in the past and expect to continue to vigorously protect our proprietary rights. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly.

Government regulation

   Our restaurants are subject to licensing and regulation by state and local health, sanitation, safety, fire and other authorities, including licensing and regulation requirements for the sale of alcoholic beverages and food. To date, we have not experienced an inability to obtain or maintain any necessary licenses, permits or approvals, including restaurant, alcoholic beverage and retail licensing. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental regulations. We are also subject to federal regulation and state laws that regulate the offer and sale of franchises and substantive aspects of a licensor-licensee relationship. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes. In addition, the federal Americans With Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment.

Litigation

   Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from "slip and fall" accidents, employment-related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. To date, none of these types of litigation, all of which are covered by insurance, has had a material effect on us and, as of the date of this prospectus, we are not a party to any material litigation except as described below.

   We are one of the defendants to a lawsuit filed on March 11, 1998 in the 152nd Judicial District Court of Harris County, Texas, brought by The Chair King, Inc., as the named plaintiff in a class action suit under the Telephone Consumer Protection Act of 1991. This lawsuit alleges that we sent 8,200 faxes in violation of the federal act that requires the recipient's consent prior to sending an unsolicited fax. The federal act provides for minimum damages of $500 per fax received by a plaintiff with the possibility for an additional $1,000 per fax if the plaintiff can prove that the defendant knowingly violated the law. Although not currently so certified, if the plaintiff is able to achieve class certification, we could potentially be liable for significant amounts, including the amounts claimed by plaintiff of $4.1 million in regular damages, and $8.2 million in additional damages. We currently believe we will prevail on this claim because the plaintiffs have been unable thus far to produce evidence that any faxes were actually sent by us or on our behalf, or that the agent that we employed to send the faxes did so without obtaining the necessary consents. We filed for and successfully obtained summary judgment in this matter on March 7, 2000. The plaintiffs subsequently filed for appeal to the Texas appeals courts.

                                   MANAGEMENT

Executive officers and directors

   The following table sets forth information with respect to our executive officers and directors.

 Name                          Age                   Position
 ----                          ---                   --------
 Larry S. Flax...............  57  Co-Chairman of the Board of Directors and
                                    Director

 Richard L. Rosenfield.......  55  Co-Chairman of the Board of Directors and
                                    Director

 Frederick R. Hipp...........  50  Chief Executive Officer, President and
                                    Director

 H.G. Carrington, Jr. .......  45  Executive Vice President, Chief Financial
                                    Officer and Secretary

 Frederick F. Wolfe..........  50  Senior Vice President Operations

 Tom N. Jenneman.............  39  Senior Vice President and Chief Development
                                    Officer

 Sarah A. Goldsmith..........  35  Vice President Marketing and Public
                                    Relations

 Julie Carruthers............  38  Vice President Human Resources and Training

 Douglas A. MacDonald........  58  Vice President Design and Construction

 Karen M. Settlemyer.........  48  Vice President Product Development and
                                    Purchasing

 Gregory S. Levin............  33  Vice President, Controller and Assistant
                                    Secretary

 Harold O. Rosser(1).........  51  Director

 Bruce C. Bruckmann(1).......  46  Director

 Fortunato N. Valenti........  52  Director

 Brian P. Friedman(1)........  44  Director

--------
(1) Compensation and Audit Committee member.

   Larry S. Flax, a co-founder, has served as Co-Chairman of the Board of Directors since our formation in October 1985. From 1985 to 1996, Mr. Flax also served as Co-Chief Executive Officer. Prior to founding our company, he practiced law as a principal in Flax and Rosenfield, Inc. after serving as an Assistant United States Attorney, Department of Justice and Assistant Chief of Criminal Division and Chief, Civil Rights Division of the United States Attorney's Office in Los Angeles. Mr. Flax also serves on the board of directors of Arden Realty, Inc.

   Richard L. Rosenfield, a co-founder, has served as Co-Chairman of the Board of Directors since our formation in October 1985. From 1985 to 1996, Mr. Rosenfield also served as Co-Chief Executive Officer. Prior to founding our company, he practiced law as a principal of Flax and Rosenfield, Inc. after serving with the Department of Justice, Criminal Division, Appellate Section in Washington, D.C. and as an Assistant United States Attorney, Special Prosecutions Section of the Criminal Division, in Los Angeles. Mr. Rosenfield also serves on the board of directors of Callaway Golf Company.

   Frederick R. Hipp has served as Chief Executive Officer and President since January 1998 and as a Director since February 1998. From 1980 to 1997, Mr. Hipp was employed by Houlihan's Restaurant Group, in Kansas City, Missouri, where he most recently served as President and Chief Executive Officer. From 1978 to 1980, Mr. Hipp was President of Restaurant Data Systems in Dallas, Texas where he consulted with major hotel and restaurant chains on financial and restaurant operations. From 1972 to 1978, Mr. Hipp worked for Steak & Ale Restaurants in Dallas, Texas where he last served as the Director of Restaurant Systems and Administration. Mr. Hipp serves on the board of directors of Acapulco Restaurants, Inc.

   H.G. Carrington, Jr. has served as Executive Vice President, Chief Financial Officer, and Secretary since May 1998. From 1993 to 1998, Mr. Carrington served as Chief Financial Officer of Dallas-based Spaghetti Warehouse, Inc., and, from 1990 to 1998, on its board of directors.

   Frederick F. Wolfe has served as Senior Vice President Operations since July 1997. From 1983 to 1997, Mr. Wolfe worked at Acapulco Restaurants where he most recently served as Senior Vice President Operations.

   Tom N. Jenneman has served as Senior Vice President and Chief Development Officer since November 1999. From 1992 to 1999, Mr. Jenneman worked at Brinker International where he most recently served as Vice President, Real Estate, New Business Development.

   Sarah A. Goldsmith has served as Vice President Marketing and Public Relations since 1992. Ms. Goldsmith joined us in 1990 as Director of Public Relations. In addition to her duties at California Pizza Kitchen, Ms. Goldsmith currently acts as Co-Chairperson of the Board of Marketing Executives Group, a division of the National Restaurant Association. In 1996, Advertising Age Magazine named Ms. Goldsmith one of the "Marketing 100," a distinction given to the top 100 marketers in the United States.

   Julie Carruthers has served as Vice President Human Resources and Training since January 1998. We hired Ms. Carruthers as our first employee in January 1985 to create service training programs and train our original staff. During her employment, she has held various restaurant management, training and opening-team positions within our company, including heading up the development project for our original ASAP airport locations with Host Marriott Services. Ms. Carruthers was Vice President of Training from 1990 to 1998.

   Douglas A. MacDonald has served as Vice President Design and Construction since 1997. From 1996 to 1997, Mr. MacDonald was Director of Design and Construction with Papa Murphy's, a 240 unit "take and bake" chain. From 1987 to 1996, he served as Director of Design and Construction with International House of Pancakes in Glendale, California. Mr. MacDonald has directed the design and construction of over 580 new food facilities throughout the United States and Canada as well as the remodeling of over 450 existing restaurants.

   Karen M. Settlemyer, has served as Vice President Product Development and Purchasing since 1996. From 1993 to 1996, Ms. Settlemyer was Director of Product Development at Boston Market, Inc., during which time she created their very successful Carver Sandwich Program. In 1989, she held the position of Vice President of Research and Development for Grand American Fare. Ms. Settlemyer is a 24 year food service veteran and registered dietician.

   Gregory S. Levin has served as Controller and Assistant Secretary since August 1998 and was appointed a Vice President in November 1999. Since joining us in 1996, Mr. Levin has served in various accounting and finance positions. From 1990 to 1996, Mr. Levin worked at Ernst & Young LLP, most recently as a manager in their Entrepreneurial Services Group.

   Harold O. Rosser has served as a Director since September 1997. Since 1995, Mr. Rosser has been a managing director of the investment firm of Bruckmann, Rosser, Sherrill & Co., Inc., the management company for Bruckmann, Rosser, Sherrill & Co., L.P., which is a 39.5% shareholder in our company. Mr. Rosser serves on numerous boards of directors including those of O'Sullivan Industries, Inc., B&G Foods, Inc., American Paper Group, Inc., Acapulco Restaurants, Inc., Au Bon Pain Corporation and Penhall International, Inc.

   Bruce C. Bruckmann has served as a Director since September 1997. Since 1995, Mr. Bruckmann has been a managing director of the investment firm of Bruckmann, Rosser, Sherrill & Co., Inc. Mr. Bruckmann serves on numerous boards of directors including those of Mohawk Industries, Inc., AmeriSource Health Corporation, Chromcraft Revington Corporation, Jitney-Jungle Stores of America, Inc., Town Sports International, Inc., Anvil Knitwear, Inc., Mediq Incorporated, Acapulco Restaurants, Inc. and Penhall International, Inc.

   Fortunato N. Valenti has served as a Director since September 1997, and briefly served as our Chief Executive Officer from mid-1997 to January 1998. Since 1994, Mr. Valenti has been the President and Chief Executive Officer of Restaurant Associates, Corp. Mr. Valenti also serves on the boards of directors of Papa Gino's pizza chain, Au Bon Pain Corporation and Acapulco Restaurants, Inc.

   Brian P. Friedman has served as a Director since October 1997. Since 1994, Mr. Friedman has been the President of ING Furman Selz Investments, a private equity investment firm. Furman Selz SBIC Investments LLC, of which Mr. Friedman is the president, is the general partner in Furman Selz SBIC, L.P. which is a 11.5% shareholder in our company. Mr. Friedman also serves on the boards of directors of Acapulco Restaurants, Inc., Au Bon Pain Corporation, BricsNet N.V., Gilat-To-Home, Inc., Cognitive Arts, Inc. and IDB Carries B.V. Mr. Friedman also serves on the boards of managers of Apartment MediaWorks LLC, Beacon Industrial Group LLC and Stagebill LLC.

Board of directors; committees

   Our board of directors consists of seven members. Subject to a securities holders agreement, in accordance with our bylaws, our board of directors may elect to increase the number of directors as long as the number of directors is not below five or above nine.

   Pursuant to a securities holders agreement which we expect will terminate upon the consummation of this offering, our board of directors must be composed of at least five persons, with the exact number to be determined by Bruckmann, Rosser, Sherrill & Co., L.P. from time to time. Pursuant to this agreement, Rick Rosenfield and Larry Flax each were elected Co-Chairman of the Board, and all remaining members of our board have been designated by Bruckmann, Rosser. The voting rights contained in this agreement will terminate upon the completion of this offering.

   We expect to increase our board of directors to consist of eight members prior to the consummation of this offering. Under the securities holders agreement, Bruckmann, Rosser has the right to designate the individual to fill this newly-created vacancy. Bruckmann, Rosser has agreed to designate an individual who satisfies the requirements for an independent director contained in applicable Nasdaq Marketplace Rules. If the eighth director has not been elected prior to the consummation of this offering, some of the shareholders who are now parties to the securities holders agreement will execute a voting agreement pursuant to which they will agree to vote in favor of a nominee designated by Bruckmann, Rosser to fill the vacancy.

   The compensation committee of our board of directors recommends, reviews and oversees the salaries, benefits and option plans for our employees, consultants and other individuals compensated by us. The compensation committee also administers our option plan. The members of the compensation committee are Messrs. Rosser, Bruckmann and Friedman.

   The audit committee of our board of directors reviews, acts on and reports to our board with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of our annual audits, fees to be paid to the auditors, evaluating the performance of our independent auditors and our accounting practices. The current members of the audit committee are Messrs. Rosser, Bruckmann and Friedman. Prior to the consummation of this offering, our board intends to change the composition of the audit committee to consist of Messrs. Friedman and Valenti and the newly-elected director.

Director compensation

   Our directors do not receive cash compensation for their services. Non-employee directors are reimbursed for reasonable expenses incurred in connection with serving as a director.

Compensation committee interlocks and insider participation

   Our compensation committee currently consists of Messrs. Rosser, Bruckmann and Friedman. No member of the compensation committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Indemnification and limitation of director and officer liability

   In accordance with provisions of the California Corporations Law, our articles of incorporation provide that the liability for monetary damages of our directors shall be eliminated to the fullest extent permitted by California law. Further, our articles authorize us to provide indemnification to our agents (including our officers and directors). Our bylaws provide for this indemnification of our corporate agents to the maximum extent permitted by California law. See "Certain Relationships and Related Transactions."

Executive compensation

   The following table sets forth information regarding the compensation earned during 1999 by our Chief Executive Officer and President and each of our other four most highly compensated executive officers.

                           Summary Compensation Table

                                                                    Long Term
                                                   Annual          Compensation
                                               Compensation(1)        Awards
                                              -------------------- ------------
                                                                    Securities
                                                                    Underlying
         Name and Principal Position           Salary      Bonus     Options
         ---------------------------          --------    -------- ------------
Frederick R. Hipp
 Chief Executive Officer and President....... $500,000    $312,500       --

Larry S. Flax
 Co-Founder and Co-Chairman of the Board of
  Directors..................................  450,000(2)      --        --

Richard L. Rosenfield
 Co-Founder and Co-Chairman of the Board of
  Directors..................................  450,000(2)      --        --

H.G. Carrington, Jr.
 Executive Vice President and Chief Financial
 Officer.....................................  207,523     118,720    17,500

Frederick F. Wolfe
 Senior Vice President Operations............  188,754     104,720    17,500

--------
(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of the officer's salary and bonus disclosed in this table.

(2) Messrs. Flax and Rosenfield have executed amended and restated two-year employment agreements that become effective upon the consummation of this offering. These agreements will reduce their duties, eliminate their individual salaries as of October 1, 2000 and grant each of them non-qualified stock options to purchase 90,000 shares of common stock with an exercise price equal to the initial public offering price. See "Management--Employment Agreements."

Option grants during 1999

   The following table sets forth information concerning stock options that we granted to our named executive officers in 1999. We have never issued stock appreciation rights.

                                         Individual Grants
                         ---------------------------------------------------
                                                                             Potential Realizable
                                                                               Value at Assumed
                         Number of   Percentage of                           Annual Rates of Stock
                         Securities  Total Options                            Price Appreciation
                         Underlying   Granted to                              for Option Term(5)
                          Options    Employees in  Exercise Price Expiration ---------------------
   Name                  Granted(1)     1999(2)    (per share)(3)  Date(4)       5%        10%
   ----                  ----------  ------------- -------------- ---------- ---------- ----------
Frederick R. Hipp.......      --           --%         $  --          --     $      --  $      --

Larry S. Flax...........      --           --             --          --            --         --

Richard L. Rosenfield...      --           --             --          --            --         --

H.G. Carrington, Jr. ...   17,500(6)     6.38           8.70       11/02/09     232,490    439,378

Frederick F. Wolfe......   17,500(6)     6.38           8.70       11/02/09     232,490    439,378

--------
(1) Represents options we granted under our 1998 Stock Option Plan.

(2) Based on an aggregate of 274,500 shares of our common stock which are subject to options granted to employees during 1999.

(3) We granted options at an exercise price equal to the fair market value of our common stock as determined by our board of directors at the date of grant. In determining the fair market value of our common stock, the board considered various factors, including the formula used to value our stock in our merger and leveraged recapitalization transaction, our financial condition and business prospects, operating results, the absence of a market for our common stock and the risks normally associated with investments in companies engaged in similar businesses.

(4) The term of each option we grant is generally ten years from the date of grant. Our options may terminate before their expiration dates if the option holder's status as an employee is terminated or upon the option holder's death or disability.

(5) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent either historical appreciation or our estimate or projection of our future common stock prices. These values have been calculated from an assumed offering date of July 31, 2000 based on a per-share value equal to the assumed initial public offering price rather than the fair market value at the time of grant.

(6) 4,375 of these options vest on each of the first four anniversaries of the grant date of November 2, 1999.

Aggregated option exercises in 1999 and year-end option values

   The following table sets forth information concerning options that our named executive officers exercised during 1999 and the number of shares subject to both exercisable and unexercisable stock options as of January 2, 2000. The table also reports values for "in-the-money" options that represent the positive spread between the exercise prices of outstanding options and the assumed initial public offering price. We have never issued stock appreciation rights.

                                                Number of Securities
                                               Underlying Unexercised     Value of Unexercised
                          Number of             Options at January 2,    In-the-Money Options at
                           Shares                       2000               January 2, 2000 (1)
                         Acquired on  Value   ------------------------- -------------------------
          Name            Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------- ----------- ------------- ----------- -------------
Frederick R. Hipp.......      --     $    --       --        110,696(2)    $ --      $1,513,104

Larry S. Flax...........      --          --       --            --          --             --

Richard L. Rosenfield...      --          --       --            --          --             --

H.G. Carrington, Jr.....   70,061     236,025      --         17,500         --          92,750

Frederick F. Wolfe......   61,598     161,683      --         36,250         --         308,375

--------

(1) Calculated by determining the difference between the assumed initial public offering price and the exercise price of each officer's options.

(2) This option grant will become fully exercisable upon the consummation of this initial public offering, if the public offering price implies an aggregate market value for all shares of our common stock on a pre-offering basis of $150.0 million. If this implied pricing is not achieved, the option may then become exercisable if Bruckmann, Rosser, Sherrill & Co., L.P. and its co-investors sell a majority of their shares of our capital stock at minimum prices which imply an aggregate market value for all outstanding shares of our common stock of $115,875,758 if the sale occurs before January 1, 2002 or $165,875,758 if the sale occurs after January 1, 2002 but prior to January 1, 2004.

Stock plans

   As of the date of this prospectus, our employees hold outstanding stock options for the purchase of 672,697 shares of our common stock. Options for the purchase of an additional 600,566 shares of our common stock are presently reserved for issuance under our 1998 Stock Plan. The following section provides more detailed information concerning this plan as well as information concerning stock options that we granted in prior years under older plans.

 Employee stock purchase plan

   In November 1999, we adopted an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, which will become effective upon the completion of this offering. Under our employee stock purchase plan, all employees who work at least 20 hours a week and have been with us for a minimum of one year are eligible to purchase shares of our common stock through after-tax payroll deductions. Eligible employees will be able to apply up to 15% of their annual gross pay towards the purchase of our common stock at a price equal to 85% of the then fair market value of the shares. The fair market value will be the lesser of (a) the price on the first day of each offering period under the plan (which, in the case of the first offering period, will be the price at which shares are sold in this offering) or, if the employee is not eligible to participate on the first day of the offering period, on the date he or she actually begins to participate, and (b) the price on the date of actual purchase. All employees with rights to purchase shares under the plan will only be able to do so on pre-determined exercise dates that will occur four times per offering period, and may only purchase up to that number of shares having an aggregate fair market value of $21,250 per year.

 1998 Stock-Based Incentive Compensation Plan

   In February 1998, we adopted our 1998 Stock-Based Incentive Compensation Plan to assist us in attracting, retaining and rewarding valued employees, directors and independent contractors by offering them a greater stake in our success and to encourage ownership in our stock by these employees, directors and independent contractors. A total of 2,000,000 shares of our common stock have been reserved for issuance under this plan. To date we have granted options to acquire 1,399,434 shares under this plan and our employees have exercised options to purchase 737,988 shares. We last granted options under this plan in February 2000, although we intend to grant options to purchase an aggregate of 180,000 shares to our co-founders upon the consumation of this offering.

   Our 1998 plan functions as a discretionary option grant program, under which eligible individuals in our employ or service, including officers, non-employee board members and consultants, may, at the discretion of the plan administrator, be granted options to purchase shares of common stock at an exercise price to be determined by our compensation committee. However, the exercise price of incentive stock options must be not less than 100% of the fair market value of the shares on the grant date or, in the case of incentive stock options granted to our employees who hold more than 10% of our outstanding common stock, the exercise price must be not less than 110% of the fair market value of the shares on the grant date.

   Our compensation committee administers our 1998 plan and has complete discretion to determine which individuals are eligible to receive option awards, the time or times when these option awards are to be made, the number of shares subject to each award, the status of any grant as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option award, the term for which any granted option is to remain outstanding (not to exceed ten years), the extent to which a change in control of our company will affect outstanding option awards, the extent of transferability of non-qualified option awards by the holder, and the extent to which an option may be exchanged for cash. Because this stock option plan was adopted prior to this offering, under applicable Treasury Regulations, it is not subject to the special rule which limits the compensation we can deduct for payments to our chief executive officer and four other most highly compensated executive officers to $1,000,000 per officer per year.

   The exercise price for the shares of common stock subject to option grants made under our 1998 plan may be paid in cash, in shares of common stock valued at fair market value on the exercise date or other consideration as our compensation committee may determine. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

   The 1998 plan shall remain in effect until 2008 unless terminated earlier by our board of directors.

 1990 Employee Equity Participation Plan

   We adopted our 1990 Employee Equity Participation Plan effective March 1, 1990. This plan enabled our board of directors to grant to officers, directors, employees and consultants of our company options for the purchase of up to an aggregate of 500,000 shares of common stock. We granted both non-qualified options and incentive stock options under this 1990 plan. The number of outstanding and exercisable options remaining under this plan totals 11,710 and the exercise price of each option is $15.00. No further options can be granted under this plan.

Employment agreements

   We have entered into an amended employment agreement with our Co-Chairman of the Board of Directors, Rick Rosenfield, which will be effective upon consummation of this offering. This agreement provides that we will continue to employ Mr. Rosenfield through September 30, 2002 to assist us in developing our menu and recipes, engage in public relations activities, work on the aesthetic design of the restaurants and identify potential locations and franchisees for new restaurant locations. This represents a reduction in the duties Mr. Rosenfield is required to perform. Under the new agreement, we will pay Mr. Rosenfield a salary of $450,000 per year through September 30, 2000. After that date, Mr. Rosenfield will not receive any further salary or bonus payments. However, Mr. Rosenfield will be granted options to purchase an additional 90,000 shares of our common stock which will vest as to half of the shares on September 30, 2001 and as to the remaining shares on September 30, 2002. Mr. Rosenfield will also receive an automobile allowance of $2,000 each month and reimbursement of dues in a country or dining club. During the term of the agreement, Mr. Rosenfield may not compete in any business that sells pizza or other menu items with recipes that are identical or substantially the same as our recipes. This non-compete provision is less restrictive than the non-compete provision which is in effect under Mr. Rosenfield's current employment agreement. Mr. Rosenfield has also agreed not to solicit any of our employees until three years after his employment terminates.

   We have also entered into an amended employment agreement with our Co-Chairman of the Board of Directors, Larry S. Flax, on the same terms as Mr. Rosenfield's amended employment agreement.

   In March 1998, we entered into a severance agreement with our Chief Executive Officer and President, Frederick R. Hipp. This agreement provides that we will be obligated to pay Mr. Hipp the amount of his base salary (up to a maximum of $500,000) for one year following the date his employment terminates, unless we terminate Mr. Hipp for cause, his employment terminates because of his death, disability or retirement, or he voluntarily terminates his employment. This severance agreement does not obligate Mr. Hipp to continue his employment with us or obligate us to continue to employ him.

   In May 1998, we entered into a severance agreement with our Executive Vice President and Chief Financial Officer, H.G. Carrington, Jr. This agreement provides that if we terminate Mr. Carrington, or constructively terminate him (by demoting him or decreasing his base salary), following a change in control or after Mr. Hipp is no longer the person to whom Mr. Carrington reports or the person who has ultimate control over Mr. Carrington's employment, we will be obligated to pay Mr. Carrington the amount of his base salary for one year following the termination. We will not make this severance payment if we terminate Mr. Carrington for cause or if his employment is terminated because of death, disability or retirement. This severance agreement does not obligate Mr. Carrington to continue his employment with us or obligate us to continue to employ him.

   In November 1999, we entered into an agreement with our Senior Vice President Operations, Frederick F. Wolfe, that provides that, after the termination of his employment, we will continue to pay him amounts equal to his base salary for a period of twenty-six weeks unless his employment is terminated as a result of his death, disability or retirement or unless we terminate his employment for cause. We will continue to pay him thereafter for a subsequent period of twenty-six weeks amounts equal to his base salary if he is reasonably unable to find new employment unless his employment is terminated as a result of his death, disability or retirement or unless we terminate his employment for cause. If he finds employment during this subsequent twenty-six week period that pays less than the base salary we would otherwise owe him, we will pay him an amount equal to the difference.

   In November 1999, we entered into an agreement with our Senior Vice President and Chief Development Officer, Tom N. Jenneman, on the same terms as Mr. Wolfe's severance agreement.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Our articles of incorporation provide that the liability of our directors to us for monetary damages shall be eliminated to the fullest extent permissible under California law. Our articles of incorporation further provide that we are authorized to provide indemnification of agents (as defined in the California General Corporation Law) for breach of duty to us and our shareholders which is in excess of the indemnification otherwise permitted by Section 317 of the California General Corporation Law, subject to the limits set forth in the
Section 204 of the California General Corporation law which exclude indemnification for (a) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (b) acts or omissions that a director believes to be contrary to our best interests or to the best interests of our shareholders or that involve the absence of good faith on the part of the director, (c) any transaction from which a director derived an improper personal benefit, (d) for acts or omissions that show a reckless disregard for the director's duty to us or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director's duties, of a risk of serious loss to us or our shareholders, (e) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to us or our shareholders, (f) in certain circumstances involving contracts in which the director has a material financial interest, and (g) for circumstances involving improper dividends, loans and guarantees.

   Our bylaws provide that we will indemnify any person who is made a party or is threatened to be made a party to any legal action based on the person's serving as our officer or director or at our request as an officer or director of another entity. Our bylaws also provide that we will advance expenses in defending against any such action.

   Our Chief Executive Officer and President, Frederick R. Hipp, has advised us that he intends to exercise options to purchase an aggregate of 110,696 shares concurrently with the consummation of this offering. Under the agreement granting these options, we must pay Mr. Hipp an amount of cash equal to 20% of the gain he will recognize for federal income tax purposes as a result of such exercise. We intend to loan Mr. Hipp an amount equal to difference between this cash payment and the total tax liability he will incur as a result of this exercise (including the amount of the cash payment). The promissory note will bear interest at the rate of LIBOR on the date of exercise plus 1.5%. The principal and interest under the note will be due and payable on the earlier to occur of:

  . three days after the date of sale of any of the option shares purchased upon exercise,

  . 30 days after the date his employment is terminated for cause or after the date he voluntarily terminates his employment,

  . one year after the date his employment terminates due to death or disability, and

  . the date which is two years after the date of exercise.

Mr. Hipp will also be required to apply a portion of any amounts which would otherwise be payable as bonus compensation against amounts due under this note.

   On September 28, 1999, we loaned $96,000 to our Executive Vice President and Chief Financial Officer, H. G. Carrington, Jr., and $71,000 to our Senior Vice President Operations, Frederick F. Wolfe, to enable them to pay the taxes resulting from their exercise of options to purchase shares of our common stock on the same date. The loans are evidenced by promissory notes which bear interest at 7.5%. The principal and interest under the notes is due and payable on the earlier to occur of (a) three days after the date of sale of any of the option shares purchased upon exercise and (b) March 31, 2001. Each officer must also apply a portion of any amounts which would otherwise be payable as bonus compensation against amounts due under the notes. We also have the right to repurchase 28,024 of Mr. Carrington's shares and 27,674 of Mr. Wolfe's shares for their original exercise price of $0.33 per share if that officer voluntarily terminates his employment or is terminated for cause prior to the consummation of this offering. As of April 2, 2000 the amounts outstanding under Mr. Carrington's and Mr. Wolfe's promissory notes are $70,000 and $49,000, respectively.

   We do not currently contemplate entering into any contracts or other transactions with any of our affiliates. However, in the future, in accordance with California law, any contract or other transaction between us and one or more of our directors or between us and any corporation, firm or association in which one or more of our directors has a material financial interest will either be approved by our shareholders or by the disinterested members of our board of directors or an appropriate committee thereof. Material contracts or agreements between us and our other affiliates will also require approval by a majority of our board of directors.

                          PRINCIPAL SHAREHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our common stock as of the date of this prospectus and after the offering, in each case as adjusted to reflect the conversion of our outstanding preferred stock and the sale of the common stock offered by us with respect to:

  . each person or entity who is known by us to beneficially own five percent or more of our outstanding common stock;

  . each of our directors;

  . each of our named executive officers; and

  . all of our directors and executive officers as a group.

                                     Shares Beneficially   Shares Beneficially
                                     Owned Prior to the      Owned After the
                                         Offering(1)         Offering(1)(2)
                                    --------------------- ---------------------
Name of Beneficial Owner              Number   Percentage   Number   Percentage
------------------------            ---------- ---------- ---------- ----------
Bruckmann, Rosser, Sherrill & Co.,
 L.P.(3)..........................   5,124,484    40.4%    5,124,484    28.5%
Larry S. Flax(4)..................   1,531,098    12.1     1,531,098     8.5
Richard L. Rosenfield(5)..........   1,440,753    11.4     1,440,753     8.0
Bruce C. Bruckmann(3)(6)..........   5,484,908    43.2     5,484,908    30.5
Harold O. Rosser(3)(7)............   7,053,502    55.6     5,484,908    30.5
Stephen C. Sherrill(3)(8).........   5,484,908    43.2     5,484,908    30.5
Stephen F. Edwards(9).............   7,053,502    55.6     5,484,908    30.5
Furman Selz SBIC LP(10)...........   1,477,878    11.6     1,477,878     8.2
Frederick R. Hipp(11).............     560,096     4.4       560,096     3.1
F. Nicholas Valenti(12)...........     415,110     3.3       415,110     2.3
H.G. Carrington, Jr.(13)..........     147,709     1.2       147,709      *
Frederick F. Wolfe(14)............      67,848      *         67,848      *
Brian P. Friedman(15).............   1,477,878    11.6     1,477,878     8.2
All directors and executive
 officers as a group (15
 persons)(16).....................  11,445,045    88.2    11,354,329    65.6

--------

  * Less than 1%

 (1) Percentage of ownership is calculated as required by Commission Rule 13d-3(d)(1). Except as indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. The table above includes the number of shares underlying options which are exercisable within 60 days after the date of this prospectus and the number of shares expected to be received upon the conversion of the preferred stock. The number of shares expected to be received upon the conversion of the preferred stock for each shareholder assumes an initial public offering price of $14.00 per share and assumes that this offering is completed on or about July 31, 2000. The share numbers in this section have been rounded to the nearest whole number.


 (2) These numbers do not take into account any exercise of the underwriters' over-allotment option. This option has been granted by some of our shareholders, as follows:

   . Up to 560,573 shares of our common stock from Bruckmann, Rosser, Sherrill & Co., L.P. of the 5,124,484 shares it holds;

   . Up to 11,403 shares of our common stock from Bruce C. Bruckmann of the 177,748 shares he individually holds;

   . Up to 2,324 shares of our common stock from Harold O. Rosser of the 36,222 shares he individually holds;

   . Up to 11,928 shares of our common stock from Stephen C. Sherrill of the 185,935 shares he individually holds;

   . Up to 161,667 shares of our common stock from Furman Selz SBIC LP of the 1,477,878 shares it holds;

   . Up to 666 shares of our common stock from BCB Family Partners of the 6,088 shares it holds;

   . Up to 1,549 shares of our common stock from Donald Bruckmann of the 14,160 shares he holds;

   . Up to 263 shares of our common stock from Elizabeth McShane of the 2,399 shares she holds;

   . Up to 263 shares of our common stock from Beverly Place of the 2,399 shares she holds;

   . Up to 321 shares of our common stock from NAZ Family Partners of the 2,937 shares it holds;

   . Up to 465 shares of our common stock from Nancy A. Zweng of the 4,247 shares she holds;

   . Up to 7,746 shares of our common stock from H. Virgil Sherrill of the 70,807 shares he holds;

   . Up to 2,100 shares of our common stock from Paul Kaminski of the 19,197 shares he holds;

   . Up to 333 shares of our common stock from Rice Edmonds of the 3,046 shares he holds;

   . Up to 66 shares of our common stock from Marilena Tibrea of the 608 shares she holds; and

   . Up to 33,333 shares of our common stock from BancBoston of the 304,717 shares it holds.

 (3) Bruckmann, Rosser, Sherrill & Co., L.P. individually owns 4,369,084.27 shares of our common stock and will be issued 755,400 shares upon the conversion of its preferred stock. Bruckmann, Rosser, Sherrill & Co., L.P. is a limited partnership, the sole general partner of which is BRS Partners, Limited Partnership and the manager of which is Bruckmann, Rosser, Sherrill & Co., Inc. The sole general partner of BRS Partners is BRSE Associates, Inc. Bruce C. Bruckmann, Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards are the only stockholders of Bruckmann, Rosser, Sherrill & Co., Inc. and BRSE Associates and may be deemed to share beneficial ownership of the shares shown as beneficially owned by Bruckmann, Rosser, Sherrill & Co., L.P. Each of Messrs. Bruckmann, Rosser, Sherrill and Edwards disclaims beneficial ownership of any such shares. The address for all of these shareholders is Greenwich Plaza, Suite 100, Greenwich, CT 06830.

 (4) Mr. Flax individually owns 1,221,905 shares of our common stock and will be issued 210,080 shares upon the conversion of his preferred stock. Mr. Flax also exercises voting control over 99,113 shares as the trustee of the Rosenfield Children's Trust, including 14,154 shares which will be issued upon the conversion of the trust's preferred stock. Mr. Flax disclaims any beneficial ownership over these shares. Mr. Flax's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

 (5) Mr. Rosenfield individually owns 1,234,776 shares of our common stock and will be issued 205,977 shares upon the conversion of his preferred stock. Mr. Rosenfield's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

 (6) Mr. Bruckmann individually owns 88,874 shares of our common stock and will be issued 15,365 shares upon the conversion of his preferred stock. The total number also includes shares which are owned by Bruckmann, Rosser, Sherrill & Co., L.P. and other entities and individuals affiliated with it, including shares to be issued to such entities and individuals upon the conversion of their preferred stock. Although Mr. Bruckmann may be deemed to share beneficial ownership of such shares, he disclaims any beneficial ownership thereof.

 (7) Mr. Rosser individually owns 18,111 shares of our common stock and will be issued 3,130 shares upon the conversion of his preferred stock. Mr. Rosser shares voting power over 1,568,594 shares with Stephen F. Edwards as co-voting trustee under a Voting Trust Agreement dated September 30, 1997. The voting trust will terminate upon consummation of this offering. Mr. Rosser disclaims any beneficial ownership of such shares. The total number also includes shares which are owned by Bruckmann, Rosser, Sherrill & Co., L.P. and other entities and individuals affiliated with it, including shares to be issued to such entities and individuals upon the conversion of their preferred stock. Although Mr. Rosser may also be deemed to share beneficial ownership of such shares, he disclaims any beneficial ownership thereof.

 (8) Mr. Sherrill individually owns 92,968 shares of our common stock and will be issued 16,073 shares upon the conversion of his preferred stock. The total number also includes shares which are owned by

     Bruckmann, Rosser, Sherrill & Co., L.P. and other entities and individuals affiliated with it, including shares to be issued to such entities and individuals upon the conversion of their preferred stock. Although Mr. Sherrill may be deemed to share beneficial ownership of such shares, he disclaims any beneficial ownership thereof.

 (9) Mr. Edwards shares voting power over 1,568,594 shares with Harold O. Rosser as co-voting trustee under a Voting Trust Agreement dated September 30, 1997. The voting trust will terminate upon consummation of this offering. Mr. Edwards disclaims any beneficial ownership of such shares. The total number also includes shares which are owned by Bruckmann, Rosser, Sherrill & Co., L.P. and other entities and individuals affiliated with it, including shares to be issued to such entities and individuals upon the conversion of their preferred stock. Although Mr. Edwards also may be deemed to share beneficial ownership of such shares, he disclaims any beneficial ownership thereof.

(10) Furman Selz has transferred its voting power over 1,260,024 of these shares to Messrs. Rosser and Edwards under a Voting Trust Agreement dated September 30, 1997. The total number also includes 217,854 shares of our common stock which will be issued upon the conversion of its preferred stock. The voting trust will terminate upon consummation of this offering. Furman Selz's address is 55 E. 52nd Street, New York, NY 10055.

(11) Mr. Hipp individually owns 332,088 shares of our common stock. We have the right to repurchase 110,696 of these shares at a price of $0.30 per share if Mr. Hipp is terminated for cause or voluntarily quits his employment prior to January 1, 2001. As the trustee of the Frederick R. Hipp Revocable Trust, he controls an additional 117,312 shares, including 16,302 shares which will be issued upon the conversion of the trust's preferred stock. Additionally, upon the completion of this initial public offering, Mr. Hipp's options to buy 110,696 shares of our common stock will immediately vest because the public offering price implies an aggregate market value for all shares of our common stock, on a pre-offering basis, of $150 million. Mr. Hipp's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(12) Mr. Valenti's address is Restaurant Associates, 120 E. 45th Street, New York, NY 10036.

(13) Mr. Carrington, in joint tenancy with his wife, Ricki L. Carrington, owns 140,122 shares of our common stock and will be issued 7,587 shares upon the conversion of our common stock. Mr. Carrington has options to buy an additional 17,500 shares, none of which will be exercisable within 60 days of this initial public offering. Mr. Carrington's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(14) Mr. Wolfe, as trustee of the 1998 Frederick Wolfe Revocable Trust, exercises voting control over 61,598 shares of our common stock. Mr. Wolfe has options to buy an additional 36,250 shares, 6,250 of which will be exercisable within 60 days of this initial public offering. Mr. Wolfe's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(15) Mr. Friedman serves as the president of Furman Selz SBIC Investments LLC, a general partner of Furman Selz SBIC LP which owns 1,260,024 shares and which will be issued 217,854 shares upon the conversion of its preferred stock. Mr. Friedman's address is ING Furman Selz Investments,
     55 E. 52nd Street, New York, NY 10055.

(16) These 15 persons include all directors and executive officers detailed in the "Management" section above. See notes 4, 5, 6, 7, 11, 12, 13, 14 and 15 above. Sarah A. Goldsmith individually owns 7,901 shares, will be issued 274 shares upon the conversion of her preferred stock, and has options to buy an additional 44,637 shares, 10,262 of which will be exercisable within 60 days of this initial public offering. Julie Carruthers individually owns 10,437 shares, will be issued 424 shares upon the conversion of her preferred stock, and has options to buy an additional 49,247 shares, 14,872 of which will be exercisable within 60 days of this initial public offering. Douglas A. MacDonald individually owns 6,250 shares and has options to buy 26,250 shares, 6,250 of which will be exercisable within 60 days of this initial public offering. Karen
     M. Settlemyer individually owns 6,250 shares and has options to buy 26,250 shares, 6,250 of which will be exercisable within 60 days of this initial public offering. Tom N. Jenneman individually owns no shares and has options to buy 37,500 shares, 9,375 of which will be exercisable within 60 days of this initial public offering. Gregory S. Levin individually owns no shares and has options to buy 27,500 shares, 6,250 of which will be exercisable within 60 days of this initial public offering. The address for all these officers is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the consummation of this offering, our authorized capital stock will consist of 80,000,000 shares of common stock, par value $0.01 per share, of which 17,997,384 shares will be issued and outstanding (assuming 5,300,000 shares are sold in this offering), and 40,000,000 shares of Class A Preferred Stock, of which no shares will be issued and outstanding. In December 1997, we declared a dividend of one share of Series A 12 1/2% Cumulative Compounding Preferred Stock and one share of Series B 13 1/2% Cumulative Compounding Preferred Stock on each outstanding share of our common stock. Subsequently, two of our executive officers were also permitted to purchase shares of preferred stock (each was required to purchase the same number of shares of Series A Preferred Stock as Series B Preferred Stock). As discussed under "Use of Proceeds", upon the consummation of this offering, all outstanding shares of preferred stock will be converted into a right to receive shares of common stock and cash. All of the shares of outstanding Class A Preferred Stock which are converted will return to the status of authorized and unissued shares of preferred stock and may be reissued as a part of a new series of preferred stock to be created by resolution or resolutions of the board of directors.

Common stock

   Before giving effect to the conversion of preferred stock into common stock in connection with this offering, there are 10,896,686 shares of common stock outstanding as of the date of this prospectus. These shares are held of record by 180 shareholders.

   Holders of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. In accordance with California law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholders. In accordance with California law, prior to the closing of this offering, holders of common stock were entitled to cumulate votes in the election of directors. However, after consummation of this offering, holders of common stock will no longer be entitled to cumulate votes in the election of directors. The shares of common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment.

   The holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends. In the past, we have declared and paid cash dividends only in connection with extraordinary corporate transactions such as PepsiCo's acquisition of a controlling interest in us in 1992. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

   Upon a liquidation of California Pizza Kitchen, our creditors and holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

   The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Class A Preferred Stock

   Our articles of incorporation empower the board of directors to issue up to 40,000,000 shares of Class A Preferred Stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the shareholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any Class A Preferred Stock that may be issued by us in the future. The issuance of Class A Preferred Stock could have the effect of delaying or preventing a change in control of the company or make removal of management more difficult. Additionally, the issuance of Class A Preferred Stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. Upon consummation of this offering, there will be no outstanding shares of our Class A Preferred Stock. While we have no present intention to issue any shares of Class A Preferred Stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Potential anti-takeover effect of provisions of California law

   Section 1203 of the California General Corporations Law includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company. First, if an "interested person" makes an offer to purchase the shares of some or all of our shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an "interested person" if the person directly or indirectly controls our company, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our officers or directors holds a material financial interest. If after receiving an offer from such an "interested person" we receive a subsequent offer from a neutral third party, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the "interested person" offer.

   Section 1203 and other provisions of California law could make it more difficult for a third party to acquire a majority of our outstanding voting stock, by discouraging a hostile bid, or delaying, preventing or detering a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of our company or other changes in our management.

Registration rights

   Following this offering the holders of 10,481,894 shares of common stock will be entitled to registration rights with respect to these shares pursuant to a registration rights agreement by and among the Company, Bruckmann, Rosser, Sherrill & Co., L.P. and its co-investors and Rick Rosenfield and Larry Flax dated September 30, 1997. Subject to several exceptions, including our right to defer a demand registration for a single period of up to 180 days under some circumstances, Bruckmann, Rosser may require that we use our best efforts to register for public resale under the Securities Act all shares of common stock they request be registered. Bruckmann, Rosser may exercise an unlimited number of demand registrations so long as the securities being registered are reasonably expected to produce aggregate proceeds of $5 million or more. Rick Rosenfield, Larry Flax and all of the co-investors with Bruckmann, Rosser in the recapitalization transaction are entitled to piggyback registration rights on a pro rata basis with respect to any demand registration request made by Bruckmann, Rosser. All fees, costs and expenses of this registration, other than underwriting discounts and commissions, will be borne by us.

   In addition, all holders of shares with registration rights have the right to piggyback on any registration for our account or the account of another shareholder. Accordingly, in the event that we propose to register additional shares of common stock under the Securities Act, either for our own account or for the account of any other security holder, the holders of shares having piggyback registration rights are entitled to receive notice of that registration and to include their shares in the registration, subject to limitations described in the agreement. All registration rights are subject to conditions and limitations, among them the right of the underwriters of any offering to limit the number of shares of common stock held by these security holders to be included in the registration. We are generally required to bear all of the expenses of all registrations, except underwriting discounts and selling commissions. Registration of the shares of common stock held by security holders with registration rights would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of this registration.

Transfer agent and registrar

   American Stock Transfer & Trust Company has been appointed as the transfer agent and registrar for the common stock. Its telephone number is (718) 236-4588.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to the offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. Upon completion of this offering, we will have outstanding an aggregate of 17,997,384 shares of common stock, assuming no exercise of our options, other than the exercise of options to purchase 110,696 shares of our common stock by our Chief Executive Officer and President, and the conversion of all of our preferred stock into a right to receive shares of our common stock and cash. Of these shares, the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

Sales of restricted shares

   The 12,697,384 shares of common stock held by existing shareholders are "restricted securities" under Rule 144. The number of shares of common stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of 11,145,965 shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC. In addition, the holders of approximately 750,000 shares have agreed not to sell or otherwise dispose of their shares for a 90-day period after the date of this prospectus without the prior written consent of Banc of America Securities LLC.

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner, except if the prior owner was an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (a) one percent of the number of shares of common stock then outstanding (which will equal approximately
179,973 shares immediately after the offering); or (b) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to this sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except a prior owner who was an affiliate), is entitled to sell its shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" could be sold immediately upon the completion of the offering. On the date of this prospectus, an aggregate of approximately 800,000 shares will qualify as "144(k)" shares which are not otherwise restricted.

   Upon completion of the offering, the holders of 10,500,441 shares of common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effectiveness of that registration.

Options

   We intend to file a registration statement on Form S-8 covering all shares of common stock issuable upon exercise of stock options in effect on the date of this prospectus, stock options or other stock rights to be granted under our 1998 stock option plan and shares of common stock previously acquired upon exercise of options granted under our 1990 and 1998 stock option plans. Upon this registration on Form S-8, and after the expiration of any applicable lock-up period, up to an additional 672,690 shares of common stock, together with any additional shares of common stock that will be issuable pursuant to stock options or other stock rights granted in the future under our 1998 stock option plan, and up to 375,000 additional shares of common stock under our employee stock purchase plan, will be eligible for sale in the public market.

   Subject to certain conditions, Rule 701 under the Securities Act may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the closing of this offering, under written compensatory benefit plans or written contracts relating to the compensation of these persons. This also applies to stock options we granted prior to this offering, along with the shares acquired upon exercise of those options after the closing of this offering. Beginning 90 days after the date of this prospectus (unless subject to lockup agreements or other contractual restrictions) these shares may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one year minimum holding period requirement.

   Sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital through offerings of equity securities.

                              PLAN OF DISTRIBUTION

   We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Deutsche Bank Securities Inc. and FleetBoston Robertson Stephens Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. According to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Banc of America Securities LLC.....................................
   Deutsche Bank Securities Inc. .....................................
   FleetBoston Robertson Stephens Inc. ...............................
                                                                       ---------
     Total............................................................ 5,300,000
                                                                       =========

   The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us. The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to some
dealers a concession of not more than $         per share. The underwriters
also may allow, and any other dealers may reallow, a concession of not more
than $          per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  . receipt and acceptance of our common stock by the underwriters, and

  . the right on the part of the underwriters to reject orders in whole or in part.

   Some of our shareholders have granted an option to the underwriters to buy up to 795,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

   We, all of our officers and directors and our principal shareholders have entered into lock-up agreements with the underwriters. Under those agreements, we may not issue any new shares of common stock (except upon exercise of outstanding options), and we and those holders of stock and options may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. In addition, the holders of approximately 750,000 shares have agreed not to sell or otherwise dispose of their shares for a 90-day period after the date of this prospectus without the prior written consent of Banc of America Securities. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

   We will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect to those liabilities.

   In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include:

  . short sales,

  . stabilizing transactions, and

  . purchases to cover positions created by short sales.

   Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

   The underwriters also may impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

   The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

  . over-allotment,

  . stabilization,

  . syndicate covering transactions, and

  . imposition of penalty bids.

   As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

   Each of the principal underwriters intends to sell shares of common stock they purchase in this offering to accounts over which they exercise discretionary authority, although these sales are not expected to exceed 5% of the total number of shares of common stock offered by this prospectus.

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the underwriters. Among the factors to be considered in the negotiations are:

  . our history and prospects, and the history and prospects of the industry in which we compete,

  . our past and present financial performance,

  . an assessment of our management,

  . the present state of our development,

  . our prospects for future earnings,

  . the prevailing market conditions of the U.S. securities markets at the time of this offer,

  . market valuations of publicly traded companies that we and the underwriters believe to be comparable to us, and

  . other factors deemed relevant by us and the underwriters.

   The underwriters, at our request, have reserved for sale to our employees, strategic partners and other individuals associated with us and members of their families, up to 5% of the shares being offered by this prospectus at the initial public offering price. The sales will be made by Banc of America Securities LLC through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of the reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus. Any employees, strategic partners or other persons purchasing such reserved shares will be prohibited from disposing of or hedging such shares for a period of at least 90 days after the date of this prospectus.

   It is anticipated that more than ten percent of the proceeds of the offering will be applied to repay our debt obligations owed to affiliates of Banc of America Securities LLC and Deutsche Bank Securities Inc. under our credit agreement. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). This rule requires that the public offering price of an equity security be no higher than the price recommended by a "qualified independent underwriter" which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect thereto. FleetBoston Robertson Stephens Inc. has agreed to act as qualified independent underwriter for the offering, and the price of the shares will be no higher than that recommended by FleetBoston Robertson Stephens Inc. Upon the consummation of this offering, after giving effect to the automatic conversion of our preferred stock into shares of our common stock and cash, an affiliate of FleetBoston Robertson Stephens Inc. will own 304,717 shares of our common stock.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered in this initial public offering will be passed upon for California Pizza Kitchen by Paul, Hastings, Janofsky & Walker LLP, Los Angeles, California. Legal matters in connection with the common stock offered in this initial public offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Los Angeles, California.

                                    EXPERTS

   The consolidated financial statements of California Pizza Kitchen, Inc. at January 3, 1999 and January 2, 2000, and for each of the three fiscal years in the period ended January 2, 2000, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all the information contained in the registration statement and its exhibits and schedules. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other documents. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

   You can read our filings with the Securities and Exchange Commission, including the registration statement, over the internet at the SEC's website at www.sec.gov. You may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, NY 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market you should call (212) 656-5060.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................   F-2

Consolidated Financial Statements

Consolidated Balance Sheets at January 3, 1999 and January 2, 2000........   F-3

Consolidated Statements of Operations for the Years Ended December 28,
 1997, January 3, 1999 and January 2, 2000................................   F-4

Consolidated Statements of Shareholders' Deficiency for the Years Ended
 December 28, 1997, January 3, 1999 and January 2, 2000...................   F-5

Consolidated Statements of Cash Flows for the Years Ended December 28,
 1997, January 3, 1999 and January 2, 2000................................   F-6

Notes to Consolidated Financial Statements................................   F-8

Unaudited Consolidated Financial Statements

Unaudited Consolidated Balance Sheet at April 2, 2000.....................  F-18

Unaudited Consolidated Statements of Operations for the Three Months Ended
 April 4, 1999 and April 2, 2000..........................................  F-19

Unaudited Consolidated Statements of Cash Flows for the Three Months Ended
 April 4, 1999 and April 2, 2000..........................................  F-20

Notes to Unaudited Consolidated Financial Statements......................  F-21

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
California Pizza Kitchen, Inc.

   We have audited the accompanying consolidated balance sheets of California Pizza Kitchen, Inc. and Subsidiaries (the "Company") as of January 3, 1999 and January 2, 2000, and the related consolidated statements of operations, shareholders' deficiency and cash flows for each of the three fiscal years in the period ended January 2, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of California Pizza Kitchen, Inc. and Subsidiaries at January 3, 1999 and January 2, 2000, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 2000 in conformity with accounting principles generally accepted in the United States.

Woodland Hills, California
January 28, 2000, except for notes 9 and 12,
 as to which the date is       , 2000

--------------------------------------------------------------------------------

   The foregoing report is in the form that it will be signed upon the approval of a one for two reverse stock split described in note 12 to the consolidated financial statements.

                                          /s/ Ernst & Young LLP

Woodland Hills, California

July 10, 2000

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      January 3, 1999 and January 2, 2000
              (in thousands, except for share and per share data)

                                                            1998       1999
                                                          ---------  ---------
Assets

Current assets:
  Cash and cash equivalents.............................. $  14,553  $   5,686
  Trade accounts receivable..............................     2,097      1,509
  Inventories............................................     1,208      1,239
  Prepaid expenses and other current assets..............       891      2,395
                                                          ---------  ---------
Total current assets.....................................    18,749     10,829

Property and equipment, net..............................    69,028     78,048
Deferred taxes...........................................     6,102      4,754
Other assets.............................................     2,276      1,119
                                                          ---------  ---------
Total assets............................................. $  96,155  $  94,750
                                                          =========  =========

Liabilities and shareholders' deficiency

Current liabilities:
  Accounts payable....................................... $   4,585  $   3,661
  Accrued compensation and benefits......................     6,947      7,658
  Accrued rent...........................................     4,571      4,655
  Other accrued liabilities..............................     5,365      3,993
  Current maturities of long-term debt...................     2,562      1,537
                                                          ---------  ---------
Total current liabilities................................    24,030     21,504

Long-term debt, less current maturities..................    42,823     38,548
Other liabilities........................................       967        606

Commitments..............................................

Redeemable preferred stock:
  Series A 12 1/2% Cumulative Compounding Preferred
   Stock--10,151,771 shares issued and outstanding at
   January 3, 1999 and January 2, 2000, respectively;
   liquidation preference of $21,831 and $24,625 at
   January 3, 1999 and January 2, 2000, respectively.....    21,831     24,625
  Series B 13 1/2% Cumulative Compounding Preferred
   Stock--10,151,771 shares issued and outstanding at
   January 3, 1999 and January 2, 2000, respectively;
   liquidation preference of $16,943 and $19,296 at
   January 3, 1999 and January 2, 2000, respectively.....    16,943     19,296

Shareholders' deficiency:
  Common Stock--$0.01 par value, 80,000,000 shares
   authorized, 10,468,788 and 10,896,685 shares issued
   and outstanding at January 3, 1999 and January 2,
   2000, respectively....................................       105        109
  New Class B Common Stock--$0.01 par value, 80,000,000
   shares authorized, 269,600 and 0 shares issued and
   outstanding at January 3, 1999 and January 2, 2000,
   respectively..........................................         3        --
  Additional paid-in capital.............................   109,130    104,340
  Accumulated deficit....................................  (119,677)  (114,278)
                                                          ---------  ---------
Total shareholders' deficiency...........................   (10,439)    (9,829)
                                                          ---------  ---------
Total liabilities and shareholders' deficiency........... $  96,155  $  94,750
                                                          =========  =========

                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

       Years ended December 28, 1997, January 3, 1999 and January 2, 2000
                   (in thousands, except for per share data)

                                                    1997      1998      1999
                                                  --------  --------  --------
Revenues:
  Restaurant sales............................... $159,391  $165,028  $176,933
  Franchise and other revenues...................    1,025     2,013     2,260
                                                  --------  --------  --------
    Total revenues...............................  160,416   167,041   179,193

Costs and expenses:
  Cost of sales..................................   43,361    43,201    44,740
  Labor..........................................   57,321    58,547    63,701
  Direct operating and occupancy.................   36,481    34,171    35,848
                                                  --------  --------  --------
    Total restaurant operating costs.............  137,163   135,919   144,289

  General and administrative.....................   15,896    13,890    13,123
  Depreciation and amortization..................    7,807     7,543     8,234
  Pre-opening....................................      445       234       763
  Loss on impairment of property and equipment
   and restaurant closures.......................    9,604        85       200
                                                  --------  --------  --------
    Operating income (loss)......................  (10,499)    9,370    12,584

Other income (expenses):
  Bank financing fees............................      --        --       (998)
  Interest expense...............................     (930)   (3,956)   (3,415)
                                                  --------  --------  --------
    Total other income (expenses), net...........     (930)   (3,956)   (4,413)
                                                  --------  --------  --------

Income (loss) before income tax benefit
 (provision).....................................  (11,429)    5,414     8,171
Income tax benefit (provision)...................     (251)    5,139    (2,772)
                                                  --------  --------  --------
Net income (loss)................................ $(11,680) $ 10,553  $  5,399
                                                  ========  ========  ========
Redeemable preferred stock dividend .............  (33,783)      --        --
Redeemable preferred stock accretion.............      --     (4,478)   (5,147)
                                                  --------  --------  --------
Net income (loss) attributable to common
 shareholders.................................... $(45,463) $  6,075  $    252
                                                  ========  ========  ========
Net income per common share:
  Basic..........................................           $   0.60  $   0.02
                                                            ========  ========
  Diluted........................................           $   0.58  $   0.02
                                                            ========  ========
Shares used in calculating net income per common
 share:
  Basic..........................................             10,113    10,800
                                                            ========  ========
  Diluted........................................             10,528    11,168
                                                            ========  ========


                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                     (in thousands, except for share data)

                        Class A               Class B                              New Class B
                      Common Stock          Common Stock         Common Stock     Common Stock    Additional
                   -------------------  ---------------------  ----------------- ----------------  Paid-in   Accumulated
                     Shares    Amount     Shares      Amount     Shares   Amount  Shares   Amount  Capital     Deficit    Total
                   ----------  -------  -----------  --------  ---------- ------ --------  ------ ---------- ----------- --------
Balances at
December 29,
1996.............   2,722,843  $ 7,694    2,957,783  $ 71,289         --   $--        --    $ --   $    --    $(118,550) $(39,567)
 Contribution of
 Class A Common
 Stock...........  (1,092,843)  (2,495)         --        --          --    --        --      --      2,495         --        --
 Exercise of
 stock options...         --        14          --        --          --    --        --      --        --          --         14
 Merger with CP
 Kitchen
 Acquisition
 Corp. ..........         --       --           --        --    6,470,400    65   269,600      3      1,932         --      2,000
 Conversion of
 Class B Common
 Stock to right
 to receive cash
 and certain net
 assets..........         --       --    (2,957,783)  (71,289)        --    --        --      --    126,796         --     55,507
 Conversion of
 Class A Common
 Stock to right
 to receive cash
 and Common
 Stock...........  (1,630,000)  (5,213)         --        --    3,260,000    32       --      --     (4,819)        --    (10,000)
 Capital
 contribution....         --       --           --        --          --    --        --      --     23,000         --     23,000
 Restructuring
 related
 expenses........         --       --           --        --          --    --        --      --     (2,331)        --     (2,331)
 Preferred stock
 dividend........         --       --           --        --          --    --        --      --    (33,783)        --    (33,783)
 Net loss........         --       --           --        --          --    --        --      --        --      (11,680)  (11,680)
                   ----------  -------  -----------  --------  ----------  ----  --------   ----   --------   ---------  --------
Balances at
December 28,
1997.............         --       --           --        --    9,730,400    97   269,600      3    113,290    (130,230)  (16,840)
 Issuance of
 Common Stock....         --       --           --        --      157,059     2       --      --         59         --         61
 Exercise of
 employee stock
 options.........         --       --           --        --      346,100     3       --      --        112         --        115
 Exercise of
 nonemployee
 stock options...         --       --           --        --      235,229     3       --      --        122         --        125
 Preferred stock
 accretion.......         --       --           --        --          --    --        --      --     (4,478)        --     (4,478)
 Other...........         --       --           --        --          --    --        --      --         25         --         25
 Net income......         --       --           --        --          --    --        --      --        --       10,553    10,553
                   ----------  -------  -----------  --------  ----------  ----  --------   ----   --------   ---------  --------
Balances at
January 3, 1999..         --       --           --        --   10,468,788   105   269,600      3    109,130    (119,677)  (10,439)
 Exercise of
 employee stock
 options.........         --       --           --        --      158,297     1       --      --        135         --        136
 Tax benefit from
 employee stock
 option
 exercises.......         --       --           --        --          --    --        --      --        222         --        222
 Conversion of
 New Class B to
 Common Stock....         --       --           --        --      269,600     3  (269,600)    (3)       --          --        --
 Preferred stock
 accretion.......         --       --           --        --          --    --        --      --     (5,147)        --     (5,147)
 Net income......         --       --           --        --          --    --        --      --        --        5,399     5,399
                   ----------  -------  -----------  --------  ----------  ----  --------   ----   --------   ---------  --------
Balances at
January 2, 2000..         --   $   --           --   $    --   10,896,685  $109       --    $ --   $104,340   $(114,278) $ (9,829)
                   ==========  =======  ===========  ========  ==========  ====  ========   ====   ========   =========  ========

                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

       Years ended December 28, 1997, January 3, 1999 and January 2, 2000
                                 (in thousands)

                                                     1997     1998     1999
                                                   --------  -------  -------
Operating activities:
Net income (loss)................................. $(11,680) $10,553  $ 5,399
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
  Depreciation and amortization of property and
   equipment......................................    7,799    7,300    8,086
  Amortization of bank fees.......................        8      243      148
  Net loss on sale of assets......................      295      118      200
  Bank financing fees write-off...................      --       --       998
  Equity in net losses of limited partnerships....       82       46      --
  Loss on impairment of property and equipment....    9,604      --       --
  Reserve for restaurant closure..................      --        85      --
  Bad debt write-off..............................      484      --       --
  Change in deferred tax asset....................      250   (6,102)   1,348
  Changes in operating assets and liabilities:
    Trade accounts receivable.....................    2,659       28      588
    Inventories...................................      119      142      (31)
    Prepaid expenses and other assets.............     (294)    (525)  (1,493)
    Accounts payable..............................      744     (102)    (924)
    Accrued liabilities...........................     (439)   2,876     (355)
    Other liabilities.............................     (440)     346     (361)
                                                   --------  -------  -------
Net cash provided by operating activities.........    9,191   15,008   13,603

Investing activities:
Capital expenditures..............................   (6,607)  (7,517) (17,318)
Proceeds from sale of property and equipment......    1,106    2,490       12
Purchase of liquor licenses.......................     (142)     --       --
Distribution from limited partnership.............       46       50      --
                                                   --------  -------  -------
Net cash used in investing activities.............   (5,597)  (4,977) (17,306)

Financing activities:
Proceeds from long-term debt......................       47      --    25,000
Payments on long-term debt........................      (34)  (1,772) (45,300)
Capitalized bank fees.............................   (1,395)     --       --
Proceeds from revolving line of credit............    2,000      --    15,000
Payments on revolving line of credit..............   (2,000)     --       --
Proceeds from stock purchases, net................       14      864      136
Capital contribution..............................   23,000      --       --
Cash paid to previous shareholders................  (70,536)     --       --
Restructuring related expenses....................   (2,331)     (25)     --
                                                   --------  -------  -------
Net cash used in financing activities.............   (4,282)    (933)  (5,164)
                                                   --------  -------  -------
Net increase (decrease) in cash and cash
 equivalents......................................     (688)   9,098   (8,867)

Cash and cash equivalents at beginning of year....    4,143    5,455   14,553
Cash from merger..................................    2,000      --       --
                                                   --------  -------  -------
Cash and cash equivalents at end of year.......... $  5,455  $14,553  $ 5,686
                                                   ========  =======  =======
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest...................................... $    418  $ 4,552  $ 3,640
    Income taxes.................................. $    --   $   575  $ 1,303

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

       Years ended December 28, 1997, January 3, 1999 and January 2, 2000
                                 (in thousands)

--------
Supplemental disclosure of noncash financing activities:

   In September 1997, the Company completed a merger and leveraged recapitalization. In connection with the recapitalization, assets with a net book value of $2,748 were distributed to PepsiCo, Inc., the prior majority shareholder, as part of the settlement payment for its Preferred Stock and Class B Common Stock.

   During December 1997, the Company declared a preferred stock dividend payable to the Common and New Class B Common Shareholders. The dividend consisted of Series A Class A Redeemable Preferred Stock and Series B Class A Redeemable Preferred Stock.

   During the fiscal year ended January 3, 1999, certain employees and nonemployees exercised stock options. Compensation expense incurred by the Company related to the option exercises was approximately $123.




                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Years ended December 28, 1997, January 3, 1999 and January 2, 2000
              (in thousands, except for share and per share data)

1. Description of Business

Nature of Business

   As of January 2, 2000, the Company operates 72 restaurants in 16 states and the District of Columbia; 70 restaurants are wholly owned by the Company, one restaurant is owned by a limited partnership in which the Company is a general partner and one restaurant is owned by a third party and operated under a management agreement. In addition to the 72 restaurants operated by the Company, there are an additional 25 franchised restaurants, of which 21 are located in the United States and four are located in the Pacific Rim.

   The Company manages its operations by restaurant. The Company has aggregated its operations to one reportable segment.

Recapitalization

   In September 1997, the Company consummated a series of transactions to effect a merger and leveraged recapitalization of the Company. The merger and leveraged recapitalization was completed after PepsiCo, Inc., the majority shareholder of the Company, contributed all of its shares of Class A Common Stock to the Company. Then, under the terms of a Merger and Recapitalization Agreement (the "Agreement"), the Company merged with C.P. Kitchen Acquisition Corp. ("C.P.K. Acquisition"). CPK was a newly formed wholly owned subsidiary of Bruckmann, Rosser, Sherrill & Co. ("BRS"), which was capitalized with
$2.0 million. The merger was completed by the exchange of all outstanding shares of C.P.K. Acquisition for 6,470,000 shares of the Company's New Class A Common Stock ("Common Stock") and 269,600 shares of New Class B Common Stock. Then, under the terms of the Agreement, the Company converted all the Preferred Stock and Class B Common Stock owned by PepsiCo, Inc. into a right to receive cash of $31.0 million and $29.0 million, respectively. The Company then converted all remaining outstanding shares of Class A Common Stock into a right to receive cash and .884986 shares of Common Stock for each of the then outstanding shares of Class A Common Stock. BRS then made an additional capital contribution to the Company in the amount of $23.0 million. In order to fund the rights to receive cash, the Company entered into a long-term borrowing arrangement with a bank, borrowing $49.0 million. The bank borrowings plus capital contributions received under the terms of the Agreement, and certain other assets of the Company, were used to fund the rights to receive cash discussed above.

2. Summary of Accounting Policies

Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of California Pizza Kitchen, Inc. and its wholly owned subsidiaries (the "Company"). In addition, the Company is a general partner in two limited partnerships which were formed to operate two restaurants in Chicago of which one was closed in December 1999. The Company accounts for its investments in these limited partnerships (which are not material) under the equity method and are included in other assets in the accompanying consolidated balance sheets. All significant intercompany balances and transactions have been eliminated.

Fiscal Year End

   The Company's fiscal year ends on the Sunday closest to December 31. The Company's fiscal years ended December 28, 1997, January 3, 1999 and January 2, 2000, covered 52, 53 and 52 weeks, respectively. For

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES purposes of the accompanying consolidated financial statements, the years ended December 28, 1997, January 3, 1999 and January 2, 2000 may be referred to as the fiscal years 1997, 1998 and 1999, respectively.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

   The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company places its cash deposits with highly qualified financial institutions.

Inventories

   Inventories consist of food and beverage, uniforms and supplies. Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment

   The Company depreciates property and equipment over the assets' estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the term of the related lease, whichever is shorter. The lives for furniture, fixtures, and equipment are ten years. The lives for buildings and leasehold improvements are the shorter of ten to 20 years or the term of the related operating lease.

Liquor Licenses

   Transferable liquor licenses, included in other long-term assets, which have a market value are carried at cost and are not amortized.

Gift Certificates

   The Company sells gift certificates and recognizes deferred revenue, included in accrued liabilities, for gift certificates outstanding until the gift certificates are redeemed.

Restaurant and Franchise Revenues

   Revenues from the operation of Company-owned restaurants are recognized when sales occur. All fees from franchised operations are included in revenue as earned. Royalty fees are based on franchised restaurants' revenues and are recorded by the Company in the period the related franchised restaurants' revenues are earned.

Advertising Costs

   The Company expenses advertising costs as incurred. Advertising expenses totaled $2,270 in fiscal 1997, $2,495 in fiscal 1998 and $2,100 in fiscal 1999.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

Pre-opening Costs

   The Company follows Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities," which was issued by the Accounting Standards Executive Committee and provides guidance on the financial reporting of the start-up costs and organization costs. The SOP requires costs of start-up activities and organization costs to be expensed as incurred.

Earnings Per Share

   In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No 128, "Earnings Per Share"
(EPS), effective for all financial statements issued after December 15, 1997. SFAS No. 128 requires dual presentation of "Basic" and "Diluted" EPS by entities with complex capital structures, replacing "Primary" and "Fully Diluted" EPS under Accounting Principles Board (APB) Opinion No. 15. Basic EPS excludes dilution and is computed by dividing net income or loss attributable to common shareholders by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded where their effect would be antidilutive. The Company's EPS for all periods presented have been computed in accordance with SFAS No. 128 (see note 9).

   Earnings per share data for periods prior to fiscal 1998 have not been reported in the accompanying financial statements as the Company had a substantially different capital structure prior to the September 30, 1997 merger and leveraged recapitalization transaction.


Fair Value of Financial Instruments

   The fair values of the Company's cash and cash equivalents, trade accounts receivable, accounts payable and all other current liabilities approximate the carrying values because of the short maturities of these instruments.

   The fair value of the Company's long-term debt approximates the carrying value based on current rates available to the Company for debt with comparable terms.

Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions. At times, balances in the Company's cash accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit.

Reclassifications

   Certain reclassifications have been made to the December 28, 1997 and January 3, 1999, consolidated financial statements to conform with the January 2, 2000 presentation.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

3. Property and Equipment

   Property and equipment consists of the following at January 3, 1999 and January 2, 2000:

                                                                1998     1999
                                                              -------- --------
   Land...................................................... $  5,786 $  5,786
   Buildings.................................................    7,965    7,965
   Furniture, fixtures, and equipment........................   40,209   47,030
   Leasehold improvements....................................   62,649   68,845
   Construction in progress..................................    1,695    1,120
                                                              -------- --------
                                                               118,304  130,746
   Less accumulated depreciation and amortization............   49,276   52,698
                                                              -------- --------
                                                              $ 69,028 $ 78,048
                                                              ======== ========

   The Company on an annual basis reviews the carrying value of long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," on a restaurant by restaurant basis. In accordance with SFAS No. 121, the Company recognizes the impairment of certain property and equipment by reducing the carrying value of the assets to the estimated fair value based on discounted cash flows of each under-performing restaurant. The Company increased accumulated depreciation and amortization and recorded a loss on impairment of property and equipment in the amount of $9,604 at December 28, 1997.

4. Long-term Debt

   Long-term debt consists of the following at January 3, 1999 and January 2, 2000:

                                                                 1998    1999
                                                                ------- -------
   Term Loan................................................... $   --  $25,000
   Revolving Note..............................................     --   15,000
   A Term Loan.................................................  20,575     --
   B Term Loan.................................................  24,688     --
   10% note payable due November 2001..........................     122      85
                                                                ------- -------
                                                                 45,385  40,085
   Less current maturities.....................................   2,562   1,537
                                                                ------- -------
                                                                $42,823 $38,548
                                                                ======= =======

   On September 30, 1997, the Company entered into a credit agreement with a banking syndication providing for a $10,000 revolving line of credit, a $22,000 A Term Loan and a $25,000 B Term Loan. On October 29, 1999, the Company repaid all borrowings under the September 30, 1997 credit agreement and replaced it with a new credit facility. The new credit facility provides for a $25,000 term loan (Term Loan) and a $25,000 revolving note (Revolving Note), of which $15,000 is outstanding as of January 2, 2000. The Term Loan and Revolving Note are secured by first priority security interests. The Term Loan expires on September 30, 2004 and the Revolving Note expires on October 31, 2004. Both the Term Loan and Revolving Note bear interest at the prime rate (8.50% at January 2, 2000) plus 0.25% or LIBOR (6.04% at January 2, 2000) plus 1.5%. Interest is payable quarterly for both the Term Loan and the Revolving Note. Principal payments for the Term Loan begin September 30, 2000. The terms of the credit facility include financial covenants which the Company was in compliance with as of January 2, 2000. Interest expense for all loans totaled $4,012 and $3,722 for the years ended January 3, 1999 and January 2, 2000, respectively. In connection

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES with entering into the new credit facility, the Company wrote-off $998 of deferred bank financing costs related to the prior credit agreement.

   The new credit facility provides for the issuance of letters of credit, which reduce the availability under the Revolving Note. Letters of credit outstanding in connection with various insurance programs totaled $755 and $652 at January 3, 1999 and January 2, 2000, respectively.

   The aggregate maturities of long-term debt for each of the five years subsequent to fiscal 1999 are as follows:

   Fiscal year ending:
     2000............................................................... $ 1,537
     2001...............................................................   3,037
     2002...............................................................   5,011
     2003...............................................................   6,000
     2004...............................................................  24,500
                                                                         -------
                                                                         $40,085
                                                                         =======

5. Income Taxes

   For the period from the date of the merger and leveraged recapitalization, September 30, 1997 to December 28, 1997, the Company began filing separate income tax returns. For the period from June 15, 1996 to September 30, 1997, the Company filed a consolidated federal income tax return with PepsiCo, Inc., the majority shareholder. The income tax provision since September 30, 1997, has been calculated on a separate-entity basis. For the period during which the Company filed consolidated tax returns with PepsiCo Inc., the Company had allocated income tax benefit (provision) based on 35% of income (loss) before income taxes, pursuant to a tax-sharing agreement.

   The details of the benefit (provision) for income taxes for the fiscal years 1997, 1998 and 1999 are set forth below:

                                                         1997    1998    1999
                                                         -----  ------  -------
   Current:
     Federal............................................ $ --   $ (576) $(1,052)
     State..............................................    (1)   (387)    (372)
                                                         -----  ------  -------
                                                            (1)   (963)  (1,424)
   Deferred:
     Federal............................................  (250)  5,335   (1,151)
     State..............................................   --      767     (197)
                                                         -----  ------  -------
                                                          (250)  6,102   (1,348)
                                                         -----  ------  -------
                                                         $(251) $5,139  $(2,772)
                                                         =====  ======  =======

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

   The income tax benefit (provision) differs from the federal statutory rate because of the effect of the following items for the fiscal years 1997, 1998 and 1999:

                            1997    1998    1999
                            -----   -----   -----
   Statutory rate..........  34.0 % (34.0)% (34.0)%
   State income taxes, net
    of federal benefit.....   4.5    (4.5)   (4.5)
   Tax tip credit..........   1.3     5.2     4.9
   Other...................   --      --     (0.3)
   Valuation allowance..... (42.0)  128.2     --
                            -----   -----   -----
                             (2.2)%  94.9 % (33.9)%
                            =====   =====   =====

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance during the year ended January 3, 1999 was reduced by $7,567, as in management's opinion--it is more likely than not that the benefit of the deferred tax amount will be realized. As a result, there was no valuation allowance at January 3, 1999 and January 2, 2000. Significant components of the Company's net deferred tax asset at January 3, 1999 and January 2, 2000 consist of the following:

                                                                  1998    1999
                                                                 ------  ------
   Deferred tax assets:
     Restaurant asset reserves.................................. $3,882  $2,665
     Insurance reserves.........................................    476     396
     Vacation reserves..........................................    408     439
     Other accruals.............................................    388     685
     Inventory UNICAP...........................................    134     125
     Tax credits................................................    470     275
     Accrued rent...............................................    502     544
   Deferred tax liabilities:
     Tax depreciation over book depreciation....................   (158)   (375)
                                                                 ------  ------
       Net deferred tax asset................................... $6,102  $4,754
                                                                 ======  ======

6. Preferred Stock

   In December 1997, the Company authorized 10,101,010 shares of Series A 12 1/2% Cumulative Compounding Preferred Stock and 10,101,010 shares of Series B 13 1/2% Cumulative Compounding Preferred Stock. Concurrently, the Company issued 10,000,001 shares of Series A Preferred Stock and 10,000,001 shares of Series B Preferred Stock as a stock dividend to all shareholders of record. Each shareholder received one share of Series A Preferred Stock and one share of Series B Preferred Stock for each share of common stock or New Class B Common Stock held.

   The Series A Preferred Stock has a $0.01 par value and is nonvoting. There were 10,151,771 shares issued and outstanding at January 3, 1999 and January 2, 2000. The Series A Preferred Stock has a liquidation value of $1.9095 per share and a liquidation preference over the Series B Preferred Stock and over the common stock. The Series A Preferred Stock is entitled to receive cash dividends of $0.2387 per share per annum and all dividends are cumulative, whether or not declared, and are payable annually in arrears. Unpaid dividends accrue interest at 14.5% annually. The Company, at its option, may redeem the Series A Preferred Stock at a redemption price equal to the liquidation value plus unpaid and accrued dividends ($24,625 as of January 2, 2000) at any time. Additionally, the Series A Preferred Stock is mandatorily redeemable at a value

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES equal to its liquidation value plus unpaid and accrued dividends on January 15, 2008. The accretion of the liquidation preference on the Series A Preferred Stock is reflected in the consolidated statement of shareholders' deficiency as a reduction of additional paid-in capital and an increase in the preferred stock book value. Accumulated, but undeclared, dividends for the Series A Preferred Stock are $2,446 at January 3, 1999 and $5,240 at January 2, 2000.

   The Series B Preferred Stock has a $0.01 par value and is nonvoting. There were 10,151,771 shares issued and outstanding at January 3, 1999 and January 2, 2000. The Series B Preferred Stock, has a liquidation value of $1.4688 and a liquidation preference over the common stock, but is junior to the Series A Preferred Stock. The Series B Preferred Stock is entitled to receive cash dividends of $0.1983 per share per annum and all dividends are cumulative, whether or not declared, and are payable annually in arrears. Unpaid dividends accrue interest at 15.5% annually. The Company, at its option, may redeem the Series B Preferred Stock at a redemption price equal to the liquidation value plus unpaid and accrued dividends ($19,296 as of January 2, 2000) at any time. Additionally, the Series B Preferred Stock is mandatorily redeemable at a value equal to the liquidation value plus any unpaid and accrued dividends on January 15, 2008. The accretion of the liquidation preference on the Series B Preferred Stock is reflected in the consolidated statement of shareholders' deficiency as a reduction of additional paid-in capital and an increase in the preferred stock book value. Accumulated, but undeclared, dividends for the Series B Preferred Stock are $2,032 at January 3, 1999 and $4,385 at January 2, 2000.

   During the year ended January 3, 1999, the Company sold 151,769 shares each of Series A Preferred Stock and Series B Preferred Stock to certain members of management. The shares were sold for cash at their estimated fair value at date of issue.

7. Shareholders' Deficiency

   The Company sold 157,059 shares of common stock during the year ended January 3, 1999 at their estimated fair value.

   On November 30, 1999, the shareholder of New Class B Common Stock converted all of its shares into 269,600 shares of Common Stock.

8. Common Stock Option Plans

   In 1998, the Company adopted the 1998 Stock Based Incentive Compensation Plan ("1998 Plan"). The 1998 Plan allows for the Company to reward, retain and attract valued employees, directors and independent contractors. The Company has reserved 2,000,000 shares of common stock under the 1998 Plan for future awards. Options under the 1998 Plan may be either nonqualified options or incentive stock options. Nonqualified options may be granted at prices determined by the Company's Board of Directors. Incentive stock options may be granted at not less than 100% of fair value on the date of grant for employees owning 10% or less of the Company's stock and at not less than 110% for employees owning more than 10% of the Company's stock. The terms governing the exercise of options and direct stock bonuses are determined by the Company's Board of Directors.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

   Shares subject to option under the Plans were as follows:

                                                                    Weighted
                                                                    Average
                                                        Shares   Exercise Price
                                                       --------- --------------
   Outstanding at December 29, 1996...................   408,570     $12.16
   Anti-dilution adjustment at September 29, 1997.....   (5,860)        --
   Granted............................................       --         --
   Exercised..........................................   (9,399)       9.42
   Canceled........................................... (354,329)      12.08
                                                       ---------     ------
   Outstanding at December 28, 1997...................    38,982      13.24
   Granted............................................ 1,124,934       0.92
   Exercised.......................................... (581,329)       0.33
   Canceled...........................................  (25,634)      13.18
                                                       ---------     ------
   Outstanding at January 3, 1999.....................   556,953       1.86
   Granted............................................   274,500       8.44
   Exercised.......................................... (158,296)       0.86
   Canceled...........................................       --         --
                                                       ---------     ------
   Outstanding at January 2, 2000.....................   673,157     $ 4.78
                                                       =========     ======

   The following table summarizes information regarding options outstanding and options exercisable at January 2, 2000:

                                       Weighted                    Number
                                        Average                  Exercisable
                              Number   Remaining     Weighted       as of       Weighted
                                of    Contractual    Average     January 2,     Average
   Range of Exercise Prices   Shares     Life     Exercise Price    2000     Exercise Price
   ------------------------   ------- ----------- -------------- ----------- --------------
   $0.33...................   110,696    5.00         $0.33           --         $  --
    2.50...................   276,250    8.64          2.50        45,625          2.50
    6.54--15.00............   286,210    9.40          8.72        21,085         12.20
                              -------    ----         -----        ------        ------
                              673,156    8.36         $4.78        66,710        $ 5.56
                              =======    ====         =====        ======        ======

   Options available for future grant totaled 680,859 and 600,566 shares at January 3, 1999 and January 2, 2000, respectively.

   During the year ended January 3, 1999, certain employees exercised stock options, which required the recording of compensation expense. Additionally, two non-employees exercised options during 1998, which have been accounted for in accordance with SFAS No. 123. These options were valued at the date of grant and their value was recorded as consulting expense in the statement of operations. The Company recognized compensation expense of approximately $123 related to the exercise of employee and non-employee stock options and received total proceeds of $240.

   The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock Options. Under APB No. 25, because the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

   Pro forma information regarding net income is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the year ended January 2, 2000:

   Risk free interest rate................................................ 5.43%
   Expected lives (in years)..............................................    5
   Dividend yield.........................................................    0%
   Expected volatility....................................................    0%

   The Black-Scholes option valuation model was developed for use in estimating the fair value of the traded options which have no vesting restrictions and are usually transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price and expected volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate of fair value, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Under SFAS No. 123, the Company would have incurred an additional compensation expense of $60 and $92 for the fiscal year 1998 and 1999, respectively.

9. Net Income Per Share

   Reconciliation of basic and diluted net income per share in accordance with SFAS No. 128 (see note 2) for the fiscal year ended January 3, 1999 and January 2, 2000 is as follows:

                                                       Fiscal 1998 Fiscal 1999
                                                         Actual      Actual
                                                       ----------- -----------
Numerator for basic and diluted net income per share
 attributable to common shareholders..................   $6,075      $  252
                                                         ======      ======
Denominator:
  Denominator for basic net income per share--weighted
   average shares.....................................   10,113      10,800
  Employee stock options..............................      415         368
                                                         ------      ------
  Denominator for diluted net income per share--
   weighted average shares............................   10,528      11,168
                                                         ======      ======


10. Commitments

   The Company leases certain restaurant facilities and its corporate headquarters under noncancelable operating leases with terms ranging from five to 20 years. The restaurant leases generally require payment of contingent rental based on a percentage of sales and require payment of various expenses incidental to the use of property. Rent expense on all operating leases approximated $10,013 for fiscal 1997, $9,234 for fiscal 1998 and $10,719 for fiscal 1999, including contingent rental expense of $595, $654 and $615 for the fiscal years 1997, 1998 and 1999, respectively. Most leases contain renewal options and may be subject to periodic adjustments for inflation and scheduled escalations.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

   The aggregate future minimum annual lease payments under noncancelable operating leases for the fiscal year end January 2, 2000 are as follows:

   Fiscal year ending:
     2000............................................................. $  9,803
     2001.............................................................    9,926
     2002.............................................................    9,382
     2003.............................................................    9,019
     2004.............................................................    8,955
     Thereafter.......................................................   57,887
                                                                       --------
       Total future minimum annual lease payments..................... $104,972
                                                                       ========

11. Employee Benefit Plan

   In January 1994, the Company established a defined contribution plan for certain qualified employees as defined. Participants may contribute from 1% to 15% of pretax compensation, subject to certain limitation. The plan provides for certain discretionary contributions by the Company. The Company has recorded contribution expense of $200 for 1999, and no Company contributions were made for 1999.

12. Subsequent Events

   On May 5, 2000, the Company amended its Articles of Incorporation to change the name of the Company's New Class A Common Stock to "Common Stock." The consolidated financial statements and accompanying notes have been restated for all periods presented to reflect this change.

   On          , 2000, the board of directors approved a one for two reverse stock split of the Company's common stock. The consolidated financial statements and accompanying notes have been restated for all periods presented to reflect this change.

   On July 6, 2000, the co-founders and co-chairmen of the Board executed amendments to their employment agreements that become effective upon the consumation of this offering which will grant each of them non-qualified stock options to purchase 90,000 shares of Common Stock with an exercise price equal to the initial public offering price.

   The Company determined that one of its restaurant locations, with a net book value of $1,839,000, was impaired. As a result, the Company recorded a write-down of the book value of the restaurant, which consisted of its property and equipment, in the amount of $1,839,000 during the three months ended April 2, 2000.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                      UNAUDITED CONSOLIDATED BALANCE SHEET
                     (in thousands, except for share data)

                               April 2, 2000

Assets
Current assets:
  Cash and cash equivalents......................................... $   3,732
  Trade accounts receivable, net....................................     1,995
  Inventories.......................................................     1,184
  Prepaid expenses and other current assets.........................     1,275
                                                                     ---------
Total current assets................................................     8,186
Property and equipment, net.........................................    78,094
Deferred taxes......................................................     4,754
Other assets........................................................     1,257
                                                                     ---------
Total assets........................................................ $  92,291
                                                                     =========

Liabilities and shareholders' deficiency
Current liabilities:
  Accounts payable.................................................. $   1,616
  Accrued compensation and benefits.................................     5,217
  Accrued rent......................................................     4,636
  Other accrued liabilities.........................................     5,194
  Current maturities of long-term debt..............................     2,287
                                                                     ---------
Total current liabilities...........................................    18,950
Long-term debt, less current maturities.............................    37,788
Other liabilities...................................................       665

Commitments.........................................................

Redeemable stock:
  Series A 12 1/2% Cumulative Compounding Preferred Stock--
   10,151,771 shares issued and outstanding at April 2, 2000;
   liquidation preference of $25,421 at April 2, 2000...............    25,421
  Series B 13 1/2% Cumulative Compounding Preferred Stock--
   10,151,771 shares issued and outstanding at April 2, 2000;
   liquidation preference of $19,958 at April 2, 2000...............    19,958
Shareholders' deficiency:
  Common Stock--$0.01 par value, 80,000,000 shares authorized,
   10,896,686 shares issued and outstanding at April 2, 2000........       109
  Additional paid-in capital........................................   102,882
  Accumulated deficit...............................................  (113,482)
                                                                     ---------
Total shareholders' deficiency......................................   (10,491)
                                                                     ---------
Total liabilities and shareholders' deficiency...................... $  92,291
                                                                     =========

                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except for per share data)

                                                                   For the
                                                                Three Months
                                                                    Ended
                                                              ------------------
                                                              April 4,  April 2,
                                                                1999      2000
                                                              --------  --------
Revenues:
  Restaurant sales........................................... $41,438   $47,711
  Franchise and other revenues...............................     496       555
                                                              -------   -------
    Total revenues...........................................  41,934    48,266
Costs and expenses:
  Cost of sales..............................................  10,399    11,799
  Labor......................................................  14,960    17,086
  Direct operating and occupancy.............................   8,497     9,582
                                                              -------   -------
    Total restaurant operating costs.........................  33,856    38,467
  General and administrative.................................   3,250     3,550
  Depreciation and amortization..............................   2,065     2,289
  Pre-opening................................................     --        136
  Loss on impairment of property and equipment and restaurant
   closures..................................................     --      1,839
                                                              -------   -------
Operating income.............................................   2,763     1,985
Other income (expenses):
  Interest expense...........................................    (968)     (761)
                                                              -------   -------
    Total other income (expense), net........................    (968)     (761)
Income before income tax provision...........................   1,795     1,224
Income tax provision.........................................    (611)     (428)
                                                              -------   -------
Net income................................................... $ 1,184   $   796
                                                              =======   =======
Redeemable preferred stock accretion.........................  (1,259)   (1,458)
                                                              -------   -------
Net income (loss) attributable to common shareholders........ $   (75)  $  (662)
                                                              =======   =======
Net income (loss) per common share:
  Basic...................................................... $ (0.01)  $ (0.06)
                                                              =======   =======
  Diluted.................................................... $ (0.01)  $ (0.06)
                                                              =======   =======
Shares used in calculating net income (loss) per common
 share:
  Basic......................................................  10,753    10,897
                                                              =======   =======
  Diluted....................................................  11,121    11,216
                                                              =======   =======

                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 For the
                                                              Three Months
                                                                  Ended
                                                             ----------------
                                                              April    April
                                                             4, 1999  2, 2000
                                                             -------  -------
Operating activities:
Net income.................................................. $ 1,184  $   796
Adjustments to reconcile net income to net cash provided by
 (used in) operating activities:
  Depreciation and amortization of property and equipment...   2,016    2,289
  Amortization of bank fees.................................      49      --
  Loss on impairment of property and equipment..............     --     1,839
  Changes in operating assets and liabilities:
    Trade accounts receivable...............................     128     (637)
    Inventories.............................................      11       73
    Prepaid expenses and other assets.......................      34    1,156
    Accounts payable........................................  (3,491)  (2,064)
    Accrued liabilities.....................................  (1,574)  (1,180)
    Other liabilities.......................................     408      (52)
                                                             -------  -------
Net cash provided by (used in) operating activities.........  (1,235)   2,220

Investing activities:
Capital expenditures........................................  (2,276)  (4,337)
                                                             -------  -------
Net cash used in investing activities.......................  (2,276)  (4,337)

Financing activities:
Payments on long-term debt..................................  (3,490)      (9)
                                                             -------  -------
Net cash used in financing activities.......................  (3,490)      (9)
                                                             -------  -------
Net decrease in cash and cash equivalents...................  (7,001)  (2,126)
Cash and cash equivalents at beginning of period............  14,553    5,686
Cash from consolidation of investment in limited
 partnership................................................     --       172
                                                             -------  -------
Cash and cash equivalents at end of period.................. $ 7,552  $ 3,732
                                                             =======  =======
Supplemental disclosure of cash flow information:
Cash paid during the period for:
  Interest.................................................. $   309  $    38
  Income taxes.............................................. $    89  $   355


                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

            (in thousands, except for share and per share data)

1. Basis of Presentation

   The accompanying consolidated financial information has been prepared by California Pizza Kitchen, Inc. and its wholly-owned subsidiaries (collectively, the "Company") without audit, in accordance with the instructions to Form 10-Q and therefore does not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States.

   In January 2000, the Company acquired a majority interest in its remaining Limited Partnership restaurant. As such, beginning January 3, 2000, the Company began to consolidate the financial statements of the limited partnership with its own financial statements. Prior to fiscal 2000, the Company accounted for its ownership in the limited partnership under the equity method of accounting. All significant intercompany balances and transactions have been eliminated.

Unaudited Interim Financial Data

   In the opinion of management, the unaudited consolidated financial statements for the interim periods presented reflect all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the consolidated financial position and results of operations as of and for such periods indicated. These consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus for the year ended January 2, 2000. Results for the interim periods presented herein are not necessarily indicative of results which may be reported for any other interim period or for the entire fiscal year.

2. Property and Equipment

   Property and equipment consists of the following at April 2, 2000:

   Land............................................................... $  5,786
   Buildings..........................................................    7,965
   Furniture, fixtures, and equipment.................................   46,250
   Leasehold improvements.............................................   71,174
   Construction in progress...........................................    1,150
                                                                       --------
                                                                        132,325
   Less accumulated depreciation and amortization.....................   54,231
                                                                       --------
                                                                       $ 78,094
                                                                       ========

   The Company reviews the carrying value of long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," on a restaurant by restaurant basis. In accordance with SFAS No. 121, the Company recognizes the impairment of certain property and equipment by reducing the carrying value of the assets to the estimated fair value based on discounted cash flows of each under-performing restaurant. The Company increased accumulated depreciation and amortization and recorded a loss on impairment of property and equipment in the amount of $1,839 during the three months ended April 2, 2000.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

3. Net Loss Per Share

   Reconciliation of basic and diluted net loss per share in accordance with SFAS No. 128 for the three months ended April 4, 1999 and April 2, 2000 is as follows:

                                                                  For the
                                                               Three Months
                                                                   Ended
                                                               --------------
                                                               April   April
                                                                 4,      2,
                                                                1999    2000
                                                               ------  ------
Numerator for basic and diluted net loss per share
 attributable to common shareholders.......................... $  (75) $ (662)
                                                               ======  ======
Denominator:
  Denominator for basic net loss per share--weighted average shares..................................................... 10,753  10,897
  Employee stock options......................................    368     319
                                                               ------  ------
  Denominator for diluted net loss per share--weighted average shares..................................................... 11,121  11,216
                                                               ======  ======
Net loss per common share:
  Basic....................................................... $(0.01) $(0.06)
                                                               ======  ======
  Diluted..................................................... $(0.01) $(0.06)
                                                               ======  ======

4. Subsequent events

   On May 5, 2000, the Company amended its Articles of Incorporation to change the name of the Company's New Class A Common Stock to "Common Stock." The unaudited consolidated financial statements and accompanying notes have been restated for all periods presented to reflect this change.

   On          , 2000 the board of directors approved a one for two reverse stock split of the Company's Common Stock. The consolidated financial statements and accompanying notes have been restated for all periods presented to reflect this change.

   On July 6, 2000, the co-founders and co-chairmen of the Board executed amendments to their employment agreements that become effective upon the consummation of this offering which will grant each of them non-qualified stock options to purchase 90,000 shares of Common Stock with an exercise price equal to the initial public offering price.

                                  APPETIZERS
                         -----------------------------
Sesame Ginger Chicken Dumplings
Sesame ginger chicken inside delicate wonton dumplings with a mild soy-ginger chili sauce, toasted sesame seeds and scallions 4.99

Focaccia with Checca
Italian-style herb-onion pizza bread hearth-baked and served with a fresh combination of Roma tomatoes, basil, garlic and extra-virgin olive oil. 3.49

Tuscan Hummus
Our original recipe of Tuscan white beans pureed with sesame, garlic, lemon and spices. Garnished with fresh
Roma tomatoes, basil and garlic. Served with warm pizza-pita bread. 4.29

Spinach Artichoke Dip
Served hot with blue & white corn tortilla chips. 5.99

Singapore Shrimp Rolls  New
Flame-grilled shrimp, baby broccoli, soy-glazed Shiitake
mushrooms, fresh spinach, carrots, noodles, bean sprouts,
green onion and cilantro wrapped in rice paper.
Served chilled with a sesame ginger dipping sauce
--------------
and Szechuan slaw. 5.99

Tortilla Spring Rolls
Flour tortilla rolls sprinkled with Parmesan cheese and baked in our pizza oven. Choose two from the following. 4.99

      Baja Chicken  New
      Grilled chicken breast. Jack and Cheddar cheeses, roasted corn, black beans, fire-roasted mild chilies, red onions and cilantro. Served with guacamole.

      Thai Chicken
      Grilled chicken breast, spicy peanut sauce, sprouts, scallions, carrots, cilantro and Mozzarella. Served with satay peanut sauce.

      Bangkok BBQ Chicken
      Grilled chicken breast, caramelized onions, smoked Gouda and Mozzarella cheeses, cilantro, horseradish and our Bangkok BBQ sauce. Served with horseradish cream sauce.



                                     SOUPS
                         -----------------------------


Potato Leek Soup
Puree of potato and leek with a touch of cream.
4.49 . Cup 2.99

Sedona White Corn Tortilla Soup
Vine-ripened tomato and tortilla soup with sweet corn and Southwestern spices. Garnished with crispy corn tortilla strips. 4.49 . Cup 2.99

Dakota Smashed Pea & Barley Soup
Hearty split pea with barley, carrots, onions and savory herbs. All-vegetarian. Garnished with chopped scallions.
4.49 . Cup 2.99

Two in a Bowl
Combine any two of our soups. Served side by side in the same bowl. 4.49

                                     SALADS
         -------------------------------------------------------------
         Fat-free herb balsamic salad dressing available upon request.

BBQ Chicken Chopped (pictured)
Chopped lettuce, black beans, sweet corn, jicama, cilantro, basil, crispy corn tortilla strips and Monterey Jack cheese tossed together in our garden-herb rand dressing. Topped with chopped BBQ chicken breast, diced tomatoes and scallions. 8.99 . Half 4.99

[PHOTO APPEARS HERE]

Original Chopped
Chopped lettuce, basil, salami and cheese in an herb-mustard Parmesan vinaigrette topped with chilled roast turkey breast, diced tomatoes and scallions. Chopped garbanzos added upon request. 8.99 . Half 4.99

Romaine & Watercress
Gorgonzola cheese and walnuts in a balsamic basil vinaigrette. 7.99 . Half 4.59

White Balsamic Provencal
Crispy greens and arugula in a white balsamic vinaigrette. Topped with feta cheese, sun-dried tomatoes, Mediterranean olives and Roma tomatoes.
7.99 . Half 4.59

Oriental Chicken
Shredded lettuce and crispy angel hair tossed with julienne carrots, scallions, basil and fresh cilantro in a spicy sweet-and-sour sesame dressing topped with grilled chicken breast. 8.99 . Half 4.99

Tricolore Salad
Caramelized Parmesan pizza crust topped with chilled arugula, baby red leaf lettuce, radicchio, diced tomatoes and shaved Parmesan cheese with a Dijon balsamic vinaigrette dressing. 8.49

Classic Caesar
Crisp Romaine leaves, shaved Parmesan cheese, garlic-herb croutons and our Caesar dressing.
7.49 . Half 4.49

Chicken Caesar
Crisp Romaine leaves, shaved Parmesan cheese, herb grilled chicken breast, garlic-herb croutons and our Caesar dressing. 9.99 . Half 7.29


                                    PIZZAS
                                    ------

    Our special honey-wheat dough is available upon request for any pizza.

The Original BBQ Chicken (pictured below)
Our most popular pizza, introduced in our first restaurant in Beverly Hills in 1985. Barbecue sauce, smoked Gouda and Mozzarella cheeses, BBQ chicken, sliced red onions and cilantro. 8.99

Portobello Mushroom
Portobello mushrooms, Mozzarella cheese, fresh thyme, roasted garlic and Italian parsley. 8.99
With grilled garlic chicken 9.99

Peking Duck
Roasted duck breast, Mozzarella cheese, soy-glazed Shiitake mushrooms, crispy wontons, slivered green onions and ginger Hoisin sauce. 9.99

Traditional Cheese
With Mozzarella cheese and our tomato sauce. 6.99

Pepperoni
Pepperoni, Mozzarella cheese and our tomato sauce. 8.59

Mushroom Pepperoni Sausage
Fresh Mushrooms, pepperoni, sausage, Mozzarella cheese and our tomato sauce.
9.49

Vegetarian with Japanese Eggplant
Mozzarella cheese, baby broccoli, grilled Japanese eggplant, roasted corn, sliced red onions, mushrooms, sun-dried tomatoes and our tomato sauce. 8.99 Add mild Goat cheese. 1.00

Five-Cheese & Fresh Tomato
Fresh sliced Roma tomatoes, basil, fresh Mozzarella, Monterey Jack, smoked Gouda and shaved Pecorino Romano cheese. 8.99

Fresh Tomato, Basil & Garlic
Fresh sliced Roma tomatoes, Mozzarella cheese, garlic and fresh basil, topped with Parmesan cheese. 7.99

Chicken Alfredo
Alfredo sauce with garlic chicken, Mozzarella cheese, fresh spinich and mushrooms topped with Feta cheese. 8.99

Roasted Garlic Chicken
Roasted garlic, grilled chicken, Mozzarella cheese, mild onions, chopped Italian parsley, white wine and garlic-shallot butter. 8.99

Rosemary Chicken-Potato
Garlic chicken, herb-roasted Yukon Gold potatoes, Mozzarella cheese, rosemary, oregano and Italian parsley with a white wine and lemon-garlic butter sauce. 9.29

Santa Fe Chicken
Grilled chicken breast marinated in lime and herbs, caramelized onions, Mozzarella cheese and cilantro. Topped with fresh tomato salsa, sour cream and guacamole. 8.99

Thai Chicken (pictured on cover)
This is the original! Pieces of chicken breast marinated in a spicy peanut-ginger and sesame sauce, Mozzarella cheese, green onions, bean sprouts, julienne carrots, cilantro and roasted peanuts. 8.99

Havana Chicken New
Marinated chicken breast, Mozzarella cheese, fresh garlic, sliced red onions, Parmesan, fresh tomato salsa, cilantro and dulce y picante (sweet and spicy) sauce. 8.99

Southwestern Chicken Burrito
Grilled chicken breast marinated in lime and herbs, Mozzarella and sharp Cheddar cheeses, Southwestern black beans, fresh fire-roasted mild chilies and onions. Served with green tomatillo salsa and sour cream. 8.99

Sweet & Spicy
Italian Sausages
A combination of sweet Italian sausage and grilled spicy Italian sausage with our tomato sauce, roasted red & yellow peppers, mild onions and Mozzarella cheese. 8.99

Hawaiian
Fresh pineapple, Canadian bacon, Mozzarella cheese and our tomato sauce. 8.59

Philly Cheesesteak
Thinly sliced beef steak with sauteed onions, mushrooms, peppers and Provolone and American cheeses. Topped with diced mild peppers. 8.99

Tandoori Chicken
Pieces of Tandoori chicken breast marinated in Indian spices, with zucchini, yellow squash, Mozzarella cheese, cilantro and a spicy tomato-yogurt curry. Mango chutney served on the side. 9.29

Grilled Garlic Shrimp
Flame-grilled shrimp, mild onions, Mozzarella cheese, oregano, Italian parsley with white wine and garlic-shallot butter. 9.99

B.L.T.
If you like a B.L.T. sandwich, you'll love this! Bacon, Mozzarella cheese and tomatoes, hearth-baked, then topped with chilled chopped lettuce tossed with mayonnaise. 8.59

Goat Cheese with Roasted Peppers
Mild Goat cheese with roasted red & yellow peppers, grilled Japanese eggplant, Mozzarella cheese, caramelized onions, Italian parsley and our tomato sauce. Bacon added upon request. 8.99

Tostada
Southwestern black beans, sharp Cheddar and Monterey Jack cheeses topped with chilled shredded lettuce, fresh tomato salsa, green onions and crispy tortilla strips with our garden-herb ranch dressing. 8.29
With grilled lime chicken 9.29

                               NEOPOLITAN PIZZAS
                          ---------------------------
          These traditional Italian-style pizzas are thin and crisp.

Margherita
The classic Italian pizza. Made with imported Italian tomatoes, fresh Mozzarella, fresh basil and Parmesan. 8.29

Tricolore Salad Pizza (pictured)
Caramelized Parmesan pizza crust topped with chilled aragula, baby red leaf lettuce radicchio, diced tomatoes and shaved Parmesan cheese with a Dijon balsamic vinaigrette dressing 8.49

Rustica
Full flavored and spicy. Made with imported Italian tomatoes, fresh Mozzarella, garlic, crushed chilies, capers, Mediterranean olives and Parmesan. 8.99
Add pepperoni 1.50

                                   - PASTA -
                                   ---------

Fettucine with Garlic Cream Sauce
Fettucine with Italian parsley in a garlic-Parmesan cream sauce 8.49 - With Chicken 9.99 - With Shrimp 11.99
Add sauteed mushrooms 1.00

Spaghetti Marinara
Spaghetti with our own Marinara sauce, sauteed mushrooms and fresh basil. 8.49 With Chicken 9.99 With Shrimp 11.99

Broccoli/Sun-dried Tomato Fusilli
Fusilli with fresh baby broccoli, garlic, sun-dried and fresh tomatoes, fresh thyme and Parmesan cheese. 8.49

Tomato Basil Spaghettini
Thin spaghetti with imported Italian tomatoes, garlic and fresh basil. 7.99 - Add mild Goat cheese 1.00

Bolognese Rigatoni
Rigatoni with Bolognese meat sauce. Italian sausage, grated Parmesan cheese and parsley. 9.49
Add sauteed mushrooms 1.00

Portobello Mushroom Ravioli
Rosemary ravioli filled with Portobello mushrooms, herbs and cheese. Topped with imported Italian tomatoes, fresh basil and garlic or garlic-Parmesan cream sauce. 9.29 - Add sauteed mushrooms 1.00

Grilled Sausage & Pepper Rigatoni
Regatoni with slices of grilled spicy Italian sausage, mild onions, red and yellow peppers and Parmesan cheese in a Marinara sause. 9.29
Substitute Bolognese meat sauce for Marinara 1.00

Pasta Paella
Orzo pasta with shrimp, grilled spicy Italian sausage, chicken, mild onions, red and yellow peppers, peas, fresh basil and Italian parsley in a saffron tomato sauce. 11.99

Chicken Tequila Fettucine (pictured)
The original Spinach fettucine with chicken, red and yellow peppers, red onions and fresh cilantro in a tequila-lime and jalapeno cream sauce. 9.29

Kung Pao Spaghetti
Tender pieces of chicken or shrimp with garlic, scallions, peanuts and HOT red chilies in a classic Kung Pao sauce.
With Chicken 9.99 - With Shrimp 11.99

Thai Linguini
Linguini with chicken or shrimp, julienne carrots, greem onions, cilantro and roasted peanuts in a spicy Thai peanut-ginger sauce. Topped with fresh bean sprouts.
With Chicken 9.99 - With Shrimp 11.99

                            - FOCACCIA SANDWICHES -
                            -----------------------
                      Served with soup or Szcechuan slaw.

Vegetarian
Grilled Japanese eggplant, roasted red and yellow peppers, fresh basil, Mozzarella and herb-mustard
Parmesan vinaigrette.6.99

Grilled Rosemary Chicken
Chicken breast marinated in rosemary and white wine. Roma tomatoes, Romaine lettuce leaves and Grey Poupon Dijon honey mustard. 7.29

Grilled Chicken Caesar
Slices of grilled chicken marinated in rosemary and white wine, with Romaine lettuce leaves, sliced Roma tomatoes, our Caesar dressing and shaved Parmesan cheese. 7.29

"Our Food is distinctive and imaginative."

[PHOTOS OF FOOD]

"Thai Chicken Pizza"

"BBQ Chicken Chopped Salad"

"Chicken Tequila Fettucine"

"Tricolore Salad Pizza"

"BBQ Chicken Pizza"

"Chocolate Souffle Cake"

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             5,300,000 Shares

                  [CALIFORNIA PIZZA KITCHEN LOGO APPEARS HERE]

                               ----------------

                                   Prospectus

                                    , 2000

                               ----------------

                         Banc of America Securities LLC

                           Deutsche Banc Alex. Brown

                               ----------------

                               Robertson Stephens

   Until           , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other expenses of issuance and distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered, all of which will be paid by the Registrant. All amounts are estimates except the registration fee and the NASD filing fee.

     Registration fee.................................................. $22,527
     NASD filing fee...................................................   9,000
     Nasdaq National Market application fees...........................  95,000
     Blue Sky fees and expenses........................................   5,000
     Accounting fees and expenses......................................      *
     Legal fees and expenses...........................................      *
     Transfer agent and registrar fees.................................      *
     Printing and engraving expenses...................................      *
     Miscellaneous expenses............................................      *
                                                                        -------
       Total........................................................... $    *
                                                                        =======

--------
*To be completed by amendment.

Item 14. Indemnification of directors and officers

   Section 317 of the California General Corporations Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with certain exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation.
Section 204 of the law provides that this limitation on liability has no effect on a director's liability (a) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (b) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (c) for any transaction from which a director derived an improper personal benefit, (d) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the corporation or its shareholders, (e) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (f) under Section 310 of the law (concerning contracts or transactions between the corporation and a director), or (g) under Section 316 of the law (directors' liability for improper dividends, loans and guarantees). Section 317 does not extend to acts or omissions of a director in his capacity as an officer. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation of a director's fiduciary duty to us or our shareholders. Although the validity and scope of the legislation underlying Section 317 have not yet been interpreted to any significant extent by the California courts, Section 317 may relieve directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers of our company.

   In accordance with Section 317, our articles of incorporation eliminate the liability of each of our directors for monetary damages to the fullest extent permissible under California law. Our articles further authorize us to provide indemnification to our agents (including our officers and directors), subject to the limitations set forth above. The articles and bylaws further provide for indemnification of our corporate agents to the maximum extent permitted by California law. Additionally, we maintain insurance policies which insure our officers and directors against certain liabilities. Finally, reference is made to the indemnification and contribution provisions of the Underwriting Agreement filed as an exhibit to this Registration Statement.

   The foregoing summaries are necessarily subject to the complete text of the statute, our articles, our bylaws and the agreements referred to above and are qualified in their entirety by reference thereto.

Item 15. Recent sales of unregistered securities

   Since May 1, 1997, we have sold and issued the following securities:

   1. During the period, the Registrant granted options to purchase an aggregate of 1,399,434 shares of common stock, at exercise prices ranging from $0.33 per share to $9.26 per share, to key employees, officers and directors under its 1998 Stock-Based Incentive Compensation Plan. These options vest over a period of time ranging from one to four years following their respective dates of grant.










   2. On June 13, 1997, the Registrant sold 5,428 shares of its Common Stock to Gary Beauregard for aggregate consideration of $60,095.00 pursuant to the exercise of stock options.

   3. On June 13, 1997, the Registrant sold 780 shares of its Common Stock to Julie Carruthers for aggregate consideration of $7,488.50 pursuant to the exercise of stock options.

   4. On June 13, 1997, the Registrant sold 354 shares of its Common Stock to Priscilla Nanong for aggregate consideration of $3,400.00 pursuant to the exercise of stock options.

   5. On June 13, 1997, the Registrant sold 1,757 shares of its Common Stock to Douglas Middleton for aggregate consideration of $19,147.50 pursuant to the exercise of stock options.

   6. On September 30, 1997, the Registrant effected a recapitalization of its capital stock in connection with the Company's merger with C.P. Kitchen Acquisition Corp. Pursuant to the merger, the Registrant issued .884986 shares of new Class A Common Stock in exchange for each share of old Class A Common Stock outstanding immediately before the recapitalization. Additionally, the Registrant issued 3,235,200 shares of its Class A Common Stock and 134,800 shares of its Class B Common Stock to Bruckmann, Rosser, Sherrill & Co., L.P. and its co-investors in exchange for an aggregate capital contribution of $25,000,000. All Class B Common Stock has subsequently been converted into Class A Common Stock and the class renamed "Common Stock."

   7. On December 22, 1997, the Registrant declared a dividend of two shares of Series A 12 1/2% Cumulative Compounding Preferred Stock and two shares of Series B 13 1/2% Cumulative Compounding Preferred Stock on each outstanding share of common stock.

   8. On March 31, 1998, the Registrant sold 101,010 shares of its common stock, 101,010 shares of its Series A 12 1/2% Cumulative Compounding Preferred Stock and 101,010 shares of its Series B 13 1/2% Cumulative Compounding Preferred Stock to Frederick R. Hipp for aggregate consideration of $374,666.30 pursuant to a Securities Purchase Agreement and Joinder, dated March 31, 1998, between the Registrant and Mr. Hipp.

   9. On November 9, 1998, the Registrant effected a two-for-one forward stock split of its common stock by issuing a stock dividend.

   10. On November 10, 1998, the Registrant sold 56,049 shares of its common stock, 50,759 shares of its Series A 12 1/2% Cumulative Compounding Preferred Stock and 50,759 shares of its Series B 13 1/2% Cumulative Compounding Preferred Stock to H.G. Carrington, Jr. for aggregate consideration of $198,381.67 pursuant to a Securities Purchase Agreement and Joinder, dated November 10, 1998, between the Registrant and Mr. Carrington.

   11. On November 10, 1998, the Registrant sold 14,012 shares of its common stock to H.G. Carrington, Jr. and Ricki L. Carrington, as joint tenants with rights of survivorship, for aggregate consideration of $4,637.97 pursuant to the exercise of stock options.

   12. On November 10, 1998, the Registrant sold 55,348 shares of its common stock to Frederick R. Hipp, as trustee of the Frederick R. Hipp Revocable Trust, for aggregate consideration of $18,314.65 pursuant to the exercise of stock options.

   13. On December 24, 1998, the Registrant sold 276,740 shares of its common stock to Frederick R. Hipp for aggregate consideration of $91,573.27 pursuant to the exercise of stock options.

   14. On December 24, 1998, the Registrant sold 207,555 shares of its common stock to Fortunato N. Valenti for aggregate consideration of $68,679.95 pursuant to the exercise of stock options.

   15. On December 24, 1998, the Registrant sold 27,674 shares of its common stock to Richard C. Stockinger for aggregate consideration of $9,157.33 pursuant to the exercise of stock options.

   16. On January 5, 1999, the Registrant sold 13,837 shares of its common stock to Frederick F. Wolfe, as trustee of the 1998 Frederick Wolfe Revocable Trust, for aggregate consideration of $4,578.66 pursuant to the exercise of stock options.

   17. On May 4, 1999, the Registrant sold 14,012 shares of its common stock to H.G. Carrington, Jr. and Ricki L. Carrington, as joint tenants with rights of survivorship, for aggregate consideration of $4,637.97 pursuant to the exercise of stock options.

   18. On July 15, 1999, the Registrant sold 751 shares of common stock to Julie Carruthers for aggregate consideration of $6,383.50 pursuant to the exercise of stock options.

   19. On August 19, 1999, the Registrant sold 6,250 shares of its common stock to Julie Carruthers for aggregate consideration of $15,625.00 pursuant to the exercise of stock options.

   20. On August 19, 1999, the Registrant sold 6,250 shares of its common stock to Sarah Goldsmith for aggregate consideration of $15,625.00 pursuant to the exercise of stock options.

   21. On August 19, 1999, the Registrant sold 6,250 shares of its common stock to Karen Settlemyer for aggregate consideration of $15,625.00 pursuant to the exercise of stock options.

   22. On August 19, 1999, the Registrant sold 6,250 shares of its common stock to Douglas MacDonald for aggregate consideration of $15,625.00 pursuant to the exercise of stock options.

   23. On August 19, 1999, the Registrant sold 6,250 shares of its common stock to Frederick F. Wolfe, as trustee of the 1998 Frederick Wolfe Revocable Trust, for aggregate consideration of $15,625.00 pursuant to the exercise of stock options.

   24. On September 28, 1999, the Registrant sold 41,511 shares of its common stock to Frederick F. Wolfe, as trustee of the 1998 Frederick Wolfe Revocable Trust, for aggregate consideration of $13,735.99 pursuant to the exercise of stock options.

   25. On September 28, 1999 the Registrant sold 56,049 shares of its common stock to H.G. Carrington, Jr. and Ricki L. Carrington, as joint tenants with rights of survivorship, for aggregate consideration of $18,546.61 pursuant to the exercise of stock options.

   26. On November 19, 1999, the Registrant sold 887 shares of its common stock to Julie Carruthers for aggregate consideration of $8,865.00.

   27. On June 30, 2000, the Registrant amended its articles of incorporation to provide for the automatic conversion of its preferred stock upon the consummation of this offering into a right to receive shares of common stock and cash.

   The transactions referred to in numbers 1, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25 and 26 were made in reliance upon the exemption from registration provided pursuant to Rule 701 under the Securities Act for securities sold pursuant to certain compensatory benefit plans and contracts relating to compensation. The transactions referred to in numbers 8 and 10 were made in reliance upon the exemption from registration provided pursuant to Rule 504 of Regulation D of the Securities Act. The transactions referred to in number 6 were made in reliance upon the exemptions from registration provided pursuant to Section 3(a)(9) and Section 4(2) of the Securities Act. The transactions referred to in numbers 2 and 3 did not require registration under the Securities Act because they do not fall within the definition of "sale" under Section 5 of the Securities Act. The transaction referred to in number 27 was made in reliance upon the exemption from registration provided pursuant to
Section 3(a)(9) of the Securities Act. No underwriters were involved in connection with the above-referenced sales of securities.

Item 16. Exhibits and financial statement schedules

   a. Exhibits

                                 EXHIBIT INDEX

 Number                            Description                             Page
 ------                            -----------                             ----
  1.1** Form of Underwriting Agreement

  3.1 Amended and Restated Articles of Incorporation, and amendments thereto

  3.2*  Amended and Restated Bylaws

  4.1** Specimen Common Stock Certificate

  4.2*  Registration Rights Agreement dated September 30, 1997

  4.3** Forms of Lock-Up Agreement

  5.1** Paul, Hastings, Janofsky & Walker LLP Opinion of Legality

  9.1*  Voting Trust Agreement dated September 30, 1997

 10.1*  Memorandum of Understanding Regarding Form of Agreement between
         Host Marriott Services and California Pizza Kitchen, Inc. dated
         May 12, 1998

 10.2*  Credit Agreement by and among California Pizza Kitchen, Inc. and
         Bank Of America, N.A., as Administrative Agent and Issuing
         Lender, Bankers Trust Company, as Documentation Agent, and each lender from time to time party thereto, dated October 29, 1999

 10.3*  Security Agreement by and among California Pizza Kitchen, Inc.,
         CPK Management Company, California Pizza Kitchen of Illinois,
         Inc. and Bank of America, N.A. dated October 29, 1999

 10.4*  Supplemental Security Agreement (Trademarks) by and between CPK
         Management Company and Bank of America, N.A. dated October 29,
         1999

 10.5*  Pledge Agreement by and among California Pizza Kitchen, Inc.,
         California Pizza Kitchen of Illinois, Inc., H.G. Carrington,
         Jr., Gregory S. Levin and Bank of America, N.A. dated October
         29, 1999

 10.6*  Master Subsidiary Guaranty issued to Bank of America, N.A. by
         CPK Management Company and California Pizza Kitchen of
         Illinois, Inc. dated October 29, 1999

 10.7   Third Amended and Restated Employment Agreement of Richard L.
         Rosenfield dated July 6, 2000

 10.8 Third Amended and Restated Employment Agreement of Larry S. Flax dated July 6, 2000

 10.9*  Severance Agreement between Frederick R. Hipp and California
         Pizza Kitchen, Inc. dated March 31, 1998

 10.10* Severance Agreement between H.G. Carrington, Jr. and California
         Pizza Kitchen, Inc. dated May 4, 1998

 Number                            Description                             Page
 ------                            -----------                             ----

 10.11*  Severance Agreement between Frederick F. Wolfe and California
          Pizza Kitchen, Inc. dated November    [sic], 1999

 10.12*  Severance Agreement between Tom N. Jenneman and California
          Pizza Kitchen, Inc. dated November    [sic], 1999

 10.13 California Pizza Kitchen, Inc. Employee Stock Purchase Plan adopted on November 2, 1999, as amended on June 23, 2000

 10.14*  California Pizza Kitchen, Inc. 1998 Stock-Based Incentive
          Compensation Plan adopted February 5, 1998, as amended on July
          21, 1998 and November 2, 1999 and forms of stock option agreement thereunder

 10.15*  California Pizza Kitchen, Inc. Non-Qualified Stock Option
          Agreements between California Pizza Kitchen, Inc. and
          Frederick R. Hipp dated March 31, 1998

 10.16*  Promissory Note between California Pizza Kitchen, Inc. and H.G.
          Carrington, Jr. dated September 28, 1999

 10.17*  Promissory Note between California Pizza Kitchen, Inc. and
          Frederick F. Wolfe dated September 28, 1999

 10.18 Securities Holders Agreement dated as of September 30, 1998 among California Pizza Kitchen, Inc., Bruckmann, Rosser,
          Sherrill & Co., L.P., Richard L. Rosenfield, Larry S. Flax and the additional investors named therein, as amended on June 30, 2000.

 10.19** Promissory Note between California Pizza Kitchen, Inc. and
          Frederick R. Hipp dated           , 2000

 21.1*   Subsidiaries of California Pizza Kitchen, Inc.

 23.1    Consent of Ernst & Young LLP

 23.2**  Consent of Paul, Hastings, Janofsky & Walker LLP (included in
          Exhibit 5.1)

 24.1*   Power of Attorney

 27.1    Financial Data Schedule

--------

* Filed with the Registrant's Registration Statement on Form S-1 (File No. 333-37778).

** To be filed by amendment.

  (b) Financial Statement Schedules

Item 17. Undertakings

   (a) The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (c) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Los Angeles, State of California, on July 10, 2000.

                                          California Pizza Kitchen, Inc.

                                             /s/ H.G. Carrington, Jr.
                                          By: _________________________________

                                          Name: H.G. Carrington, Jr.

                                          Title: Executive Vice President and
                                                Chief Financial Officer

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated on July 10, 2000:

                    Name                                        Title
                    ----                                        -----

            /s/ Larry S. Flax*               Co-Chairman of the Board and Director
 ___________________________________________
                Larry S. Flax

        /s/ Richard L. Rosenfield*           Co-Chairman of the Board and Director
 ___________________________________________
            Richard L. Rosenfield

          /s/ Frederick R. Hipp*             Chief Executive Officer, President and
 ___________________________________________  Director (Principal Executive Officer)
              Frederick R. Hipp

          /s/ Harold O. Rosser*              Director
 ___________________________________________
              Harold O. Rosser

         /s/ Bruce C. Bruckmann*             Director
 ___________________________________________
             Bruce C. Bruckmann

        /s/ Fortunato N. Valenti*            Director
 ___________________________________________
            Fortunato N. Valenti

        /s/ H.G. Carrington, Jr.             Executive Vice President and Chief
 ___________________________________________  Financial Officer
            H.G. Carrington, Jr.

          /s/ Gregory S. Levin*              Vice President, Controller and Chief
 ___________________________________________  Accounting Officer
              Gregory S. Levin

   /s/ H.G. Carrington, Jr.

By: ____________________________

      H.G. Carrington, Jr.

        Attorney-in-Fact

--------

* H.G. Carrington, Jr., by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the Registrant pursuant to powers of attorney duly executed by such persons.

                                 EXHIBIT INDEX

 Number                            Description                             Page
 ------                            -----------                             ----
  1.1** Form of Underwriting Agreement

  3.1 Amended and Restated Articles of Incorporation, and amendments thereto

  3.2*  Amended and Restated Bylaws

  4.1** Specimen Common Stock Certificate

  4.2*  Registration Rights Agreement dated September 30, 1997

  4.3** Forms of Lock-Up Agreement

  5.1** Paul, Hastings, Janofsky & Walker LLP Opinion of Legality

  9.1*  Voting Trust Agreement dated September 30, 1997

 10.1*  Memorandum of Understanding Regarding Form of Agreement between
         Host Marriott Services and California Pizza Kitchen, Inc. dated
         May 12, 1998

 10.2*  Credit Agreement by and among California Pizza Kitchen, Inc. and
         Bank Of America, N.A., as Administrative Agent and Issuing
         Lender, Bankers Trust Company, as Documentation Agent, and each lender from time to time party thereto, dated October 29, 1999

 10.3*  Security Agreement by and among California Pizza Kitchen, Inc.,
         CPK Management Company, California Pizza Kitchen of Illinois,
         Inc. and Bank of America, N.A. dated October 29, 1999

 10.4*  Supplemental Security Agreement (Trademarks) by and between CPK
         Management Company and Bank of America, N.A. dated October 29,
         1999

 10.5*  Pledge Agreement by and among California Pizza Kitchen, Inc.,
         California Pizza Kitchen of Illinois, Inc., H.G. Carrington,
         Jr., Gregory S. Levin and Bank of America, N.A. dated October
         29, 1999

 10.6*  Master Subsidiary Guaranty issued to Bank of America, N.A. by
         CPK Management Company and California Pizza Kitchen of
         Illinois, Inc. dated October 29, 1999

 10.7   Third Amended and Restated Employment Agreement of Richard L.
         Rosenfield dated July 6, 2000

 10.8 Third Amended and Restated Employment Agreement of Larry S. Flax dated July 6, 2000

 10.9*  Severance Agreement between Frederick R. Hipp and California
         Pizza Kitchen, Inc. dated March 31, 1998

 10.10* Severance Agreement between H.G. Carrington, Jr. and California
         Pizza Kitchen, Inc. dated May 4, 1998

 10.11* Severance Agreement between Frederick F. Wolfe and California
         Pizza Kitchen, Inc. dated November    [sic], 1999

 10.12* Severance Agreement between Tom N. Jenneman and California Pizza
         Kitchen, Inc. dated November    [sic], 1999

 10.13 California Pizza Kitchen, Inc. Employee Stock Purchase Plan adopted on November 2, 1999, as amended on June 23, 2000

 10.14* California Pizza Kitchen, Inc. 1998 Stock-Based Incentive
         Compensation Plan adopted February 5, 1998, as amended on July
         21, 1998 and November 2, 1999 and forms of stock option agreement thereunder

 10.15* California Pizza Kitchen, Inc. Non-Qualified Stock Option
         Agreements between California Pizza Kitchen, Inc. and Frederick
         R. Hipp dated March 31, 1998

 10.16* Promissory Note between California Pizza Kitchen, Inc. and H.G.
         Carrington, Jr. dated September 28, 1999

 10.17* Promissory Note between California Pizza Kitchen, Inc. and
         Frederick F. Wolfe dated September 28, 1999

 Number                            Description                           Page
 ------                            -----------                           ----
 10.18   Securities Holders Agreement dated as of September 30, 1998 among California Pizza Kitchen, Inc., Bruckmann, Rosser,
          Sherrill & Co., L.P., Richard L. Rosenfield, Larry S. Flax
          and the additional investors named therein, as amended on
          June 30, 2000.

 10.19** Promissory Note between California Pizza Kitchen, Inc. and
          Frederick R. Hipp dated           , 2000

 21.1*   Subsidiaries of California Pizza Kitchen, Inc.

 23.1    Consent of Ernst & Young LLP

 23.2**  Consent of Paul, Hastings, Janofsky & Walker LLP (included in
          Exhibit 5.1)

 24.1*   Power of Attorney

 27.1    Financial Data Schedule

--------

* Filed with the Registrant's Registration Statement on Form S-1 (File No. 333-37778).

** To be filed by amendment.